SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 2011

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

Portugal Telecom
Consolidated Report

First Nine Months 2011

Portugal Telecom

Consolidated report

First nine months 2011

01 Financial review	4

02 Business performance	18

Portuguese Telecommunication businesses	18

International businesses	25

Consolidated financial statements	31

Annexes	71

Glossary	73

The terms “PT”, “Portugal Telecom Group”, “PT Group”, “Group” and “Company”refer to Portugal Telecom and its subsidiaries or any of them as the context.

Portugal

Revenues (Euro million)

Residential	• consumer customers that subscribe to wireline products and services	510
Personal	• consumer customers that subscribe to wireless products and services	575
Enterprise	• SOHOs, SMEs and corporate customers that subscribe wireline and wireless products and services	737
Wholesale, other and eliminations	• Wireline and wireless wholesale business	352

Main international assets

Revenues (Euro million)

Oi 25.6% (a)	• Brazil	• Wireline, mobile, other		(c)
Contax 44.4% (a)	• Brazil	• Contact centre		(c)
Unitel 25% (b)	• Angola	• Mobile	518
CTM 28%	• Macao	• Wireline, mobile	88
MTC 34% (b)	• Namibia	• Mobile	60
CVT 40% (b)	• Cape Verde	• Wireline, mobile	29
Timor Telecom 41.12%	• East Timor	• Wireline, mobile	19
CST 51% (b)	• São Tomé e Príncipe	• Wireline, mobile	2

(a) These stakes represent the percentages used in the proportional consolidation of Oi and Contax, corresponding to the stakes held, directly and indirectly, in Telemar Participações and CTX Participações, respectively. The effective stakes held in Oi and Contax are 25.3% and 19.5%, respectively. (b) These stakes are held by Africatel, which is controlled 75% by PT. (c) Assets and liabilities of Oi and Contax were proportionally consolidated as at 31 de March 2011, while its earnings will be proportionally consolidated as from 1 April 2011.

Support companies

Systems and IT [PT Sistemas de Informação 100%]; Innovation, research and development [PT Inovação 100%];

Backoffice and shared services [PT PRO 100%]; Procurement [PT Compras 100%];

Call centres and telemarketing services [PT Contact 100%]; Pension funds management [Previsão 82.05%]

01

Financial review

Consolidated income statement

Consolidated income statement (1)	Euro million

	3Q11	3Q10	y.o.y	9M11	9M10	y.o.y
Operating revenues	1,747.0	952.2	83.5%	4,415.8	2,792.6	58.1%
Portugal (2)	731.0	789.3	(7.4)%	2,173.6	2,354.7	(7.7)%
Residential	171.0	162.3	5.4%	510.0	481.7	5.9%
Personal	199.9	224.0	(10.8)%	574.8	648.1	(11.3)%
Enterprise	238.0	261.6	(9.0)%	736.7	817.2	(9.9)%
Wholesale, other and eliminations	122.1	141.5	(13.7)%	352.1	407.7	(13.6)%
Brazil • Oi	801.4	0.0	n.m.	1,633.7	0.0	n.m.
Other and eliminations	214.6	162.9	31.8%	608.5	437.9	39.0%
Operating costs (3)	1,092.8	570.3	91.6%	2,761.8	1,663.3	66.0%
Wages and salaries	284.0	163.7	73.4%	743.3	470.6	58.0%
Direct costs	299.3	137.4	117.9%	716.2	412.8	73.5%
Commercial costs	140.7	98.0	43.5%	351.4	272.2	29.1%
Other operating costs	368.9	171.2	115.5%	950.9	507.8	87.3%
EBITDA (4)	654.2	381.9	71.3%	1,654.0	1,129.2	46.5%
Post retirement benefits	14.3	17.8	(20.0)%	40.6	53.5	(24.0)%
Depreciation and amortisation	349.6	199.6	75.1%	914.0	549.3	66.4%
Income from operations (5)	290.4	164.5	76.6%	699.4	526.5	32.8%
Other expenses (income)	11.8	100.5	(88.3)%	24.3	121.1	(79.9)%
Curtailment costs, net	0.8	1.6	(52.6)%	6.3	10.9	(41.6)%
Net losses (gains) on disposal of fixed assets	0.1	(1.8)	n.m.	(0.0)	(1.0)	(95.6)%
Net other costs (gains)	10.9	100.7	(89.1)%	18.0	111.2	(83.8)%
Income before financ. & inc. taxes	278.6	64.0	n.m.	675.1	405.4	66.5%
Financial expenses (income)	88.6	98.8	(10.3)%	116.9	145.6	(19.8)%
Net interest expenses (income)	118.2	56.9	107.5%	199.4	175.5	13.6%
Equity in earnings of affiliates, net	(46.6)	18.5	n.m.	(169.1)	(65.4)	158.7%
Net other financial losses (gains)	17.1	23.3	(26.7)%	86.5	35.5	144.0%
Income before income taxes	190.0	(34.8)	n.m.	558.2	259.7	114.9%
Provision for income taxes	(53.3)	(37.6)	41.8%	(155.1)	(64.1)	141.8%
Income from continued operations	136.7	(72.4)	n.m.	403.1	195.6	106.1%
Income from discontinued operations	0.0	5,474.8	n.m.	0.0	5,551.5	n.m.
Income before non-controlling interests	136.7	5,402.4	(97.5)%	403.1	5,747.0	(93.0)%
Losses (income) attributable to non-controlling interests	(31.1)	(49.2)	(36.8)%	(69.7)	(129.3)	(46.1)%
Consolidated net income	105.6	5,353.2	(98.0)%	333.5	5,617.7	(94.1)%

(1) Following PT’s strategic investment in Oi and Contax on 28 March 2011, PT proportionally consolidated the net income as from 1 April 2011. (2) Businesses in Portugal include former wireline and TMN. This caption includes the impact of the decline in regulated mobile termination rates (MTRs). At TMN, this impact amounted to Euro 9 million in 3Q11. (3) Operating costs = wages and salaries + direct costs + commercial costs + other operating costs. (4) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (5) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + other costs (gains).

Consolidated operating revenues

In 9M11, consolidated operating revenues increased by 58.1% y.o.y to Euro 4,416 million, as compared to Euro 2,793 million in 9M10, reflecting the impact of the proportional consolidation of Oi and Contax as from 1 April 2011 (Euro 1,858 million), including the Dedic/GPTI business as from 1 July 2011, following the completion of the exchange of PT’s interest in this business for an additional stake in Contax. Excluding this effect, consolidated operating revenues would have decreased by 8.4% y.o.y to Euro 2,558 million in 9M11, as a result of revenue decline in Portuguese telecommunication businesses and the disposal of Dedic/GPTI to Contax in 1 July 2011 and notwithstanding revenue growth in international operations, namely MTC in Namibia and Timor Telecom.

In 9M11, revenues from Portuguese telecommunication businesses decreased by 7.7% y.o.y (Euro 181 million), negatively impacted by: (1) revenue decline at the Personal customer segment (Euro 73 million), including lower equipment sales (Euro 9 million), lower interconnection revenues (Euro 22 million), and lower customer revenues (Euro 42 million) that reflected challenging economic conditions, including a VAT increase (+3pp y.o.y in 1H11 and 2pp y.o.y in 3Q11), coupled with increasing popularity of tribal plans; (2) the decline in the Enterprise segment (Euro 81 million), and (3) lower revenues associated with the wholesale and other businesses (Euro 56 million), including a negative impact from the directories business (Euro 16 million). PT has a financial investment of 25% in the company “Páginas Amarelas”, which is managed by Truvo. The total impact in Portuguese revenues of lower mobile termination rates (MTRs) stood at Euro 26 million in 9M11. These negative effects were partially offset by an increase in revenues from Residential customer segment (+5.9% y.o.y), mainly related to Pay-TV and broadband revenues, which are underpinned by the success of Meo’s double and triple play offers. In 9M11, non-voice revenues in Portugal represented 46.1% of service revenues, having grown 3.8pp y.o.y. This positive evolution of PT’s revenue mix is making performance more resilient and predictable and was achieved on the back of increased penetration of data and video services across all segments, following the significant investments in the rollout of FTTH and leading-edge technology.

In the Residential customer segment, operating revenues increased by 5.9% y.o.y in 9M11, from Euro 482 million to Euro 510 million, on the back of the continued strong performance of Meo triple-play offer (voice, broadband and pay-TV) and benefiting from a relentless effort to transform PT’s residential service offering from a legacy fixed telephone to a triple play offering, which is more competitive and more resilient to adverse economic conditions. Residential retail accesses or retail revenue generating units (RGUs) increased by 9.7% y.o.y, reaching 3,460 thousand, with pay-TV and broadband accesses already accounting for 52% of total residential retail accesses in 9M11. Pay-TV customers increased by 135 thousand, reaching 909 thousand, up by 26.7% y.o.y, while broadband customers increased by 70 thousand to 880 thousand, up by 13.6% y.o.y. Retail RGU per access increased by 9.1% y.o.y in 9M11 to 2.07. This solid performance was also underpinned by the investment in the coverage of one million households with FTTH, carried throughout 2009 and 2010, which continues to show steady commercial traction as more households become available for commercial sales.

In 9M11, Personal operating revenues decreased by Euro 73 million (-11.3% y.o.y) to Euro 575 million, mainly due to: (1) lower customer revenues (Euro 42 million), as a result of the economic conditions, including the increase in VAT and increased popularity of tribal plans, namely those without a monthly fee and only with mandatory top-up obligations; (2) lower interconnection revenues (Euro 22 million), mostly as a result of the negative impact of lower MTRs, and (3) lower equipment sales (Euro 9 million). It is worth highlighting that 3Q11 continued to show a sequential improvement in service revenues: -9.5% y.o.y in 3Q11, which compares to minus 11.5% y.o.y in 2Q11 and to minus 12.0% in 1Q11. The improvement of service revenues is underpinned by customer revenues, that were down by 6.8% in 3Q11 (-8.9% y.o.y in 2Q11 and -9.4% y.o.y in 1Q11). Notwithstanding the significant growth in fixed broadband, in 9M11 data revenues from Personal segment accounted for 30.9% of service revenues (+2.2pp y.o.y), as a result of the solid performance of data packages “internotelemovel”, which continued to show strong growth, explained by the commercial success of “e nunca mais acaba” and increased penetration of smartphones.

Operating revenues from the Enterprise customer segment decreased by 9.9% y.o.y in 9M11(Euro 81 million), from Euro 817 million to Euro 737 million, penalised by the economic environment and consequent cost cutting efforts from companies and the one-off projects with public administration that took place in 2010. PT’s strategy continued to focus on convergent offers and unlimited fixed-to-mobile voice and data solutions, integrated and vertical offers bundled with specific business software and flexible pricing solutions on a per workstation basis. Additionaly, PT continued to provide advanced one-stop-shop IT/IS solutions focusing on BPO and on the marketing of machine-to-machine solutions. These offers leverage on PT’s investment in FTTH and cloud computing solutions, which allow the offering of cloud-based services in partnership with software and hardware vendors.

Wholesale and other operating revenues, including intra-portuguese businesses eliminations, decreased by Euro 56 million (-13.6% y.o.y) to Euro 352 million, impacted by: (1) lower revenues from directories (Euro 16 million); (2) lower wholesale revenues (Euro 22 million), including lower ULL revenues and lower capacity sales, and (3) lower revenues from public phones (Euro 3 million).

Based on the former operating segments in Portugal, wireline operating revenues decreased by 5.3% y.o.y in 9M11, from Euro 1,453 million to Euro 1,376 million, while adjusting for a contract with public administration related to the provision of broadband in schools (Euro 18 million) and for the decline in the directories business (Euro 16 million), wireline revenues would have declined by 3.1% y.o.y impacted primarily by lower wholesale and data and corporate revenues. In 9M11, retail revenues increased by 0.7% y.o.y, from Euro 725 million to Euro 730 million, proving the steady and resilient performance of retail revenues, sustained by the improvement of non-voice revenues and the success of Meo offers.

In 9M11, TMN’s operating revenues decreased by Euro 116 million (-11.1% y.o.y) to Euro 930 million, mainly due to: (1) lower customer revenues (Euro 71 million), as a result of the economic conditions, including the increase in VAT and increased popularity of tribal plans, namely those without a monthly fee and only with mandatory top-up obligations; (2) lower interconnection revenues (Euro 32 million), mostly as a result of the negative impact of lower MTRs (Euro 24 million), and (3) lower equipment sales (Euro 16 million). It is worth highlighting that 3Q11 registered a marked improvement in service revenues performance: -8.6% y.o.y in 3Q11, which compares to -10.7% in 2Q11 and -12.2% in 1Q11.

In 9M11, Oi’s revenues stood at Euro 1,634 million, equivalent to R$ 3,748 million. Oi’s results are proportionally consolidated as from 1 April 2011, reflecting the 25.6% direct and indirect stake that PT owns in Telemar Participações, the controlling shareholder of Oi, which fully consolidates Oi companies, including Tele Norte Leste Participações, Telemar Norte Leste and Brasil Telecom.

Other revenues, including intra-group eliminations, increased by 39.0% y.o.y in 9M11 to Euro 609 million. This performance was mainly due to: (1) the impact of the proportional consolidation of Contax as from 1 April 2011 (Euro 226 million), including Dedic/GPTI as from 1 July 2011, and (2) an increase of 10.3% and 7.8% y.o.y at Timor Telecom and MTC, respectively. These effects were partially offset by a lower contribution from Dedic/GPTI, that was fully consolidated until 30 June 2011 and then integrated in Contax.

The contribution from fully and proportionally consolidated international assets to operating revenues stood at 58.1% in 3Q11, while Brazil accounted for 53.4% of operating revenues.

In 9M11, total PT customers stood at 89,678 thousand, up by 7.2% from 83,654 thousand in 9M10. Customers in international operations, including Brazil and Africa, represented 87% of total PT customers.

EBITDA increased by 46.5% y.o.y to Euro 1,654 million in 9M11, as compared to Euro 1,129 million in the same period last year, primarily due to the impact of the proportional consolidation of Oi and Contax as from 1 April 2011

(Euro 580 million), including Dedic/GPTI in Contax as from 1 July 2011. Excluding this effect, EBITDA would have decreased by 4.9% y.o.y in 9M11 to Euro 1,074 million, equivalent to a margin of 42.0% (+1.5pp y.o.y). EBITDA performance in the period was impacted by the revenue decline and notwithstanding a 9.9% y.o.y reduction in operating costs excluding D&A and PRBs in Portuguese telecommunications businesses. This effect was partially offset by the revenue improvement from the Residential customer segment in 9M11.

It is worth highlighting that, based on the former operating segments in Portugal, the wireline business continued to show a solid performance (+0.6% y.o.y to Euro 564 million). TMN’s EBITDA margin was stable in 9M11 (-0.1pp y.o.y to 46.6%) as a result of a solid and continued cost cutting effort (operating costs declined by Euro 61 million) and notwithstanding the revenue decline.

Consolidated Operating Costs (excluding post retirement benefit costs and depreciation and amortisation)

Consolidated operating costs, excluding depreciation and amortization costs and post retirement benefits, amounted to Euro 2,762 million in 9M11 and Euro 1,663 million in 9M10, an increase of Euro 1,098 million primarily explained by the impact of the proportional consolidation of Oi and Contax as from 1 April 2011 (Euro 1,278 million), including the Dedic/GPTI business as from 1 July 2011, following the completion of the exchange of PT’s interest in this business for an additional stake in Contax. Adjusting for this effect, consolidated operating costs would have decreased by 10.8% y.o.y (Euro 179 million) in 9M11 to Euro 1,484 million, reflecting primaly a decrease at Portuguese operations, primarily as a result of strict cost control, strong focus on the profitability of operations and lower direct costs resulting from the decrease in revenues.

Wages and salaries increased by 58.0% y.o.y (Euro 273 million) in 9M11 to Euro 743 million, as compared to Euro 471 million in the same period last year, mainly due to the impact of the proportional consolidation of Oi and Contax as from 1 April 2011 (Euro 327 million), including the Dedic/GPTI business as from 1 July 2011. Adjusting for this effect, wages and salaries would have decreased by 11.4% y.o.y (Euro 54 million) in 9M11 to Euro 417 million, reflecting lower contributions from: (1) Dedic/GPTI, as this business was fully consolidated until 30 June 2011 and then integrated in Contax, and (2) Portuguese operations, reflecting primarily the strong focus on cost reduction and also benefiting from curtailment in 4Q10. Wages and salaries accounted for 16.8% of consolidated operating revenues in 9M11.

Direct costs increased by 73.5% y.o.y (Euro 303 million) in 9M11 to Euro 716 million and accounted for 16.2% of consolidated operating revenues. This increase reflected primarily the impact of the proportional consolidation of Oi and Contax as from 1 April 2011 (Euro 350 million). Adjusting for this effect, direct costs would have decreased by 11.3% y.o.y (Euro 46 million) in 9M11 to Euro 366 million, primarily due to lower contributions from Portuguese operations, as a result of a decrease in interconnection costs, due to lower MTRs, and the decline in the directories business, which more than offset an increase in programming costs due to the continued growth in pay-TV customers, notwithstanding a decline in programming costs per customer (-20.9% y.o.y in 9M11) as pay-TV is reaching critical mass.

Commercial costs, which include costs of products sold, commissions and marketing and publicity, increased by 29.1% y.o.y (Euro 79 million) in 9M11 to Euro 351 million and accounted for 8.0% of consolidated operating revenues. This increase reflected primarily the impact of the proportional consolidation of Oi and Contax as from 1 April 2011 (Euro 97 million). Excluding this effect, commercial costs would have decreased by 6.4% y.o.y (Euro 17 million) in 9M11 to Euro 255 million, mainly due to a reduction at Portuguese operations, reflecting primarily the effect resulting from the decrease in operating revenues, including lower sales and its effect on costs of products sold, and strict cost discipline, and despite an increase in marketing expenses related to the continued marketing of Meo and the new tariff plans in the Personal customer segment.

Other operating costs, which mainly include support services, supplies and external services, indirect taxes and provisions, increased by 87.3% y.o.y in 9M11 (Euro 443 million) to Euro 951 million, as compared to Euro 508 million in 9M10. This increase reflected primarily the impact of the proportional consolidation of Oi and Contax as from 1 April 2011 (Euro 505 million), which includes Dedic/GPTI as from 1 July 2011. Adjusting for this effect, other operating costs would have decreased by 12.1% y.o.y in 9M11 to Euro 446 million, basically due to lower contributions from (1) Portuguese operations, related mainly to a reduction in external supplies as a result of the strict operational and cost discipline, and (2) the Dedic/GPTI business, which was fully consolidated until 30 June 2011 and then integrated in Contax.

EBITDA

EBITDA by business segment (1)	Euro million

	3Q11	3Q10	y.o.y		9M11	9M10	y.o.y
Portugal	329.9	345.9	(4.6)%		992.9	1,044.7	(5.0)%
Brazil • Oi	277.7	0.0	n.m.		562.3	0.0	n.m.
Other and eliminations	46.7	36.0	29.7%		98.9	84.5	17.0%
EBITDA	654.2	381.9	71.3%		1,654.0	1,129.2	46.5%
EBITDA margin (%)	37.4	40.1	(2.7	)pp	37.5	40.4	(3.0	)pp
Portugal	329.9	345.9	(4.6)%		992.9	1,044.7	(5.0)%
Wireline	185.7	184.1	0.9%		563.6	560.4	0.6%
TMN	145.5	163.2	(10.8)%		433.5	488.4	(11.3)%
Other	(1.3)	(1.4)	(5.7)%		(4.2)	(4.1)	1.6%

(1) EBITDA = income from operations + post retirement benefits + depreciation and amortisation.

EBITDA from Portuguese telecommunication businesses amounted to Euro 993 million in 9M11 (-5.0% y.o.y), equivalent to a 45.7% margin, a 1.3pp y.o.y improvement. In 3Q11, EBITDA margin improved by 1.3pp y.o.y, to 45.1%, a resilient performance (+1.2pp in 2Q11, +1.5pp in 1Q11), that underlines the sustainability of PT’s cost cutting initiatives. Operating costs decreased by 9.9% y.o.y, on the back of: (1) pay-TV reaching critical mass, which leads to lower programming costs per customer; (2) fibre rollout, which has a superior quality of service leading to lower customer support and network maintenance costs; (3) the implementation of transformation initiatives, namely in customer care and field force, promoting the usage of self-care and benefiting from fixed-mobile integration, (4) increased simplicity of commercial offers and processes, namely for Personal customer segment, and (5) additional measures undertaken in anticipation of weaker macro fundamentals, reflecting PT’s strong cost focus. This solid performance was achieved against a backdrop of lower contribution to revenues and EBITDA derived from the directories business, which contracted Euro 16 million and Euro 5 million, respectively. PT has a financial investment of 25% in the company “Páginas Amarelas”, which is managed by Truvo.

In 9M11, Oi’s EBITDA reached Euro 562 million, equivalent to R$ 1,290 million, corresponding to its proportional consolidation as from 1 April 2011. EBITDA margin in the period stood at 34.4%.

Other EBITDA increased by 17.0% y.o.y to Euro 99 million in 9M11 mainly due to: (1) the impact of the proportional consolidation of Contax as from 1 April 2011 (Euro 20 million), and (2) the 5.9% and 2.2% y.o.y growth in Timor Telecom and MTC, respectively. After several quarters of EBITDA contraction at CVT in Cape Verde, primarily due to weaker economic conditions and adverse regulation, in 9M11 CVT’s EBITDA increased by 1.6% y.o.y. These effects were partially offset by lower contribution from Dedic/GPTI business, that was fully consolidated until 30 June 2011 and then integrated in Contax.

Fully and proportionally consolidated international assets represented 52.4% of PT’s EBITDA in 3Q11. Brazilian businesses accounted for 44.1% of EBITDA in the period and fully consolidated African businesses accounted for 5.0% of EBITDA.

Net income

Post retirement benefits costs decreased to Euro 41 million in 9M11 from Euro 53 million in 9M10, reflecting primarily the impact of the transfer of regulatory unfunded pension obligations to the Portuguese State, which was completed in December 2010. This effect was partially offset by the impact of the proportional consolidation of Oi as from 1 April 2011 (Euro 3 million).

Depreciation and amortisation costs increased by 66.4% y.o.y to Euro 914 million in 9M11, reflecting primarily the proportional consolidation of Oi and Contax (Euro 335 million), including the holding companies. Adjusting for this effect, depreciation and amortisation costs would have increased by 5.4% to Euro 579 million in 9M11, due to higher contribution from the Portuguese businesses (Euro 25 million), as a result of the FTTH rollout and pay-TV growth. In 3Q11, depreciation and amortisation costs amounted to Euro 350 million, a reduction of 5.0% compared to Euro 368 million in 2Q11, primarily explained by the impact of the swap of TMN’s 2G equipment to LTE (4G enabled equipment), a lower contribution from Dedic, which was integrated in Contax as from 1 July 2011, and lower amortisation expenses at Oi.

Net interest expenses increased to Euro 199 million in 9M11 as compared to Euro 176 million in 9M10, reflecting primarily the impact of the proportional consolidation of Oi and Contax, including the holding companies, as from 1 April 2011 (Euro 115 million). Adjusting for this effect, net interest expenses would have decreased by Euro 91 million to Euro 85 million in 9M11, mainly as a result of: (1) an Euro 51 million interest gain in 1Q11 on cash deposits in Brazilian Reais which were used to pay the strategic investment in Oi on 31 March 2011, and (2) the reduction in the average cost of debt from Portuguese businesses, excluding the impact of the interest income on cash deposits in Brazilian Reais as referred to above, which stood at 3.4% in 9M11 compared to 4.6% in 9M10. These effects more than offset the impact of the increase in the average net debt from Portuguese businesses, which reflected: (1) the investment in Oi concluded on 31 March 2011 (Euro 3,728 million); (2) the dividends paid in June 2011 (Euro 1,118 million related to the second instalment of the special dividend amounting to Euro 0.65 per share and the ordinary dividend amounting to Euro 0.65 per share), and (3) the debt related to the transfer of unfunded pension obligations completed in December 2010 (Euro 1,022 million), which more than offset the impact of the first and second instalments received from Telefónica in 2010 (Euro 5,500 million) related to the Vivo transaction.

Equity in earnings of affiliates amounted to Euro 169 million in 9M11, as compared to Euro 65 million in 9M10. In 9M11, this caption includes a gain of Euro 38 million related to the completion of the disposal of the investment in UOL for a total amount of Euro 156 million, while in 9M10 includes non-recurring losses on investments in associate companies, totalling Euro 72 million, to adjust its carrying value to the corresponding estimated recoverable amounts. Adjusting for these effects and PT’s share in UOL’s earnings in 9M10 (Euro 14 million), equity accounting in earnings of affiliated companies would have amounted to Euro 131 million in 9M11 and Euro 124 million in 9M10, reflecting primarily the improvement in earnings of Unitel, notwithstanding the devaluation of local currency, and CTM.

Net other financial losses, which include net foreign currency losses, net losses on financial assets and net other financial expenses, increased from Euro 35 million in 9M10 to Euro 87 million in 9M11, reflecting primarily: (1) the impact of the proportional consolidation of Oi and Contax as from 1 April 2011 (Euro 36 million), and (2) certain financial taxes incurred in Brazil in connection with the transfer of funds for the investment in Oi (Euro 14 million).

Income taxes increased to Euro 155 million in 9M11, from Euro 64 million in 9M10, corresponding to an effective tax rate of 27.8% and 24.7%, respectively. The increase in income taxes is primarily explained by: (1) the impact of the proportional consolidation of Oi and Contax as from 1 April 2011 (Euro 37 million); (2) a tax gain in 9M10, amounting to Euro 52 million, related to a corporate restructuring of Africatel businesses that resulted in lower taxable profits, and (3) a gain of Euro 4 million corresponding to the impact on deferred taxes, as at 1 January 2010, of the change in the statutory tax rate applicable in Portugal from 26.5% to 29.0% for companies with taxable profits in excess of Euro 2 million. Adjusting for: (1) the one-off gains recorded in 2010 mentioned above; (2) the impact of lower non-deductible interest expenses, and (3) certain non-recurring losses recognised in 3Q10, that are not tax deductible, the effective tax rate would have been 28.2% in 9M11 and 29.0% in 9M10.

Income from discontinued operations amounted to Euro 5,551 million in 9M10, including primarily the capital gain obtained with the disposal of the investment in Vivo, which was concluded on 27 September 2010, its earnings before non-controlling interests up to that date, and the accumulated currency translation adjustments that were recognised in net income on the date of disposal, although not contributing to the distributable net income.

Income attributable to non-controlling interests decreased by Euro 60 million in 9M11 to Euro 70 million, reflecting the reduction in income attributable to non-controlling interests of Vivo (Euro 61 million), following the acquisition of this investment by Telefónica in September 2010. The proportional consolidation of Oi and Contax as from 1 April 2011, amounting to Euro 14 million, was offset by the decrease in non-controlling interests from African businesses (Euro 14 million), which is primarily explained by the share of non-controlling interests in the tax gain recognised in 2Q10 as a result of a corporate restructuring of these businesses.

Net income amounted to Euro 333 million in 9M11. In 9M10, net income amounted to Euro 5,618 million, primarily affected by the net income from discontinued operations and the corresponding non-controlling interests related to the disposal of the investment in Vivo. Adjusting for these effects, net income would have increased from Euro 128 million in 9M10 to Euro 333 million in 9M11.

Capex

Capex increased by 42.6% y.o.y to Euro 704 million in 9M11, as compared to Euro 494 million in the same period last year, mainly due to the impact of the proportional consolidation of Oi and Contax as from 1 April 2011 (Euro 240 million). Excluding this effect, capex would have decreased by 6.0% y.o.y in 9M11 to Euro 464 million, equivalent to 18.1% of revenues, and was directed towards investments in future proof technologies, namely FTTH, and also 3G and 3.5G.

Capex by business segment	Euro million

	3Q11	3Q10	y.o.y		9M11	9M10	y.o.y
Portugal	149.6	138.5	8.0%		400.5	403.1	(0.7)%
Brazil • Oi	106.5	0.0	n.m.		223.2	0.0	n.m.
Other	29.6	42.9	(30.9)%		80.1	90.4	(11.4)%
Total capex	285.8	181.4	57.5%		703.8	493.6	42.6%
Capex as % of revenues (%)	16.4	19.1	(2.7	)pp	15.9	17.7	(1.7	)pp

Capex from Portuguese telecommunication businesses was broadly stable at Euro 400 million in 9M11 (-0.7% y.o.y). This performance reflected a decline in capex from residential segment due to a decrease in customer-related capex as a result of: (1) a lower number of set-top boxes per fibre TV customer as compared to ADSL; (2) lower unitary cost of set-top boxes, optical network terminators and home gateways, and (3) improved refurbishment rates of set-top boxes, which reached 75% in 9M11 (74% in 1H11 and 63% in 9M10); which was offset by an increase in capex related to the investments in the swap of TMN’s 2G equipments to LTE (4G) enabled equipment and investments in capacity of existing 3G and 3.5G networks, namely in urban areas. Additionally, PT has been strengthening its mobile data capabilities and its network quality by leveraging the existing FTTH deployment to boost its mobile network quality and lead the 4G roll-out in the Portuguese market. Capex to sales ratio in portuguese telecommunication businesses stood at 18.4% of revenues, compared to 17.1% in 9M10. PT aims at strengthening further the value proposition to its corporate, SME/SOHO and residential customers by extending FTTH coverage to an additional up to 600 thousand households and investing in the construction of a state of the art 75.5 thousand sqm data centre.

In 9M11, Oi’s capex proportionally consolidated as from 1 April 2011 reached Euro 223 million, equivalent to R$ 512 million, and was mainly towards to: (1) improve fixed network quality and coverage; (2) increase speed of broadband services; (3) improve mobile network coverage, and (4) reinforce data capacity.

In 9M11, other capex decreased to Euro 80 million, compared to Euro 90 million in 9M10, primarily as a result of lower capex from MTC, in Namibia, and CVT, in Cape Verde, and notwithstanding an increase in capex from Timor Telecom. The consolidation of Contax as from 1 April 2011 was offset by the lower contribution from Dedic/GPTI, due to investments undertaken in 1Q10 related to the expansion of Dedic, namely the construction of new sites, and its integration in Contax as from 1 July 2011.

Cash Flow

Operating cash flow increased to Euro 894 million in 9M11, compared to Euro 410 million in 9M10, including the proportional consolidation of Oi and Contax as from 1 April 2011 (Euro 295 million). Adjusting for this effect, operating cash flow would have increased by Euro 188 million to Euro 598 million in 9M11, mainly due to a significant improvement in working capital management (Euro 248 million), primarily explained by: (1) the one-off reduction in the payment cycle to certain suppliers undertaken in 4Q10, following the cash inflow from the Vivo transaction, leading to lower payments to suppliers in 9M11, and (2) a lower investment related to trade receivables in Portuguese businesses.

Free cash flow (1)	Euro million

	3Q11	3Q10	y.o.y	9M11	9M10	y.o.y
EBITDA minus Capex	368.5	200.4	83.8%	950.3	635.6	49.5%
Non-cash items	39.4	11.6	240.4%	93.6	31.1	200.7%
Change in working capital	(38.9)	15.5	n.m.	(150.0)	(256.4)	(41.5)%
Operating cash flow	369.0	227.5	62.2%	893.8	410.4	117.8%
Interests	(8.6)	(15.7)	(45.5)%	(160.3)	(181.1)	(11.5)%
Net reimbursements (contributions) to pension funds (2)	(11.2)	(5.9)	90.4%	(20.4)	31.5	n.m.
Paym. to pre-retired, suspended employees and other	(46.8)	(45.4)	3.3%	(128.2)	(116.2)	10.4%
Income taxes	(40.8)	2.7	n.m.	(119.5)	(37.6)	218.1%
Dividends received	0.3	0.9	(70.4)%	147.0	9.6	n.m.
Net disposal (acquisition) of financial investments	12.1	0.1	n.m.	123.6	1.4	n.m.
Share capital reductions at Brasilcel	0.0	0.0	n.m.	0.0	89.9	n.m.
Other cash movements (3)	(92.9)	(34.3)	170.8%	(238.3)	(56.1)	n.m.
Free cash flow	180.9	130.0	39.2%	497.7	151.8	227.8%

(1) Free cash flow in 9M11 and 9M10 exclude the cash out-flow related to the acquisition of PT’s strategic investment in Oi and Contax and the first instalment related to Vivo transaction, respectively. (2) In 9M11, this caption includes Euro 16 million related to the service cost payments associated to the active employees transferred to the Portuguese State. (3) In 9M11, this caption includes payments of expenses incurred with the strategic investment in Oi, bank commissions and certain payments of contractual penalties and legal actions, mainly at Oi and Contax.

Excluding the cash out-flow related to the acquisition of PT’s investment in Oi and Contax in 1Q11 and the first instalment received from Telefónica in 3Q10 related to Vivo transaction, free cash flow amounted to Euro 498 million in 9M11, compared to Euro 152 million in 9M10. This performance is primarily explained by: (1) a higher operating cash flow (Euro 483 million) as referred to above; (2) proceeds received from the disposal of the investment in UOL amounting to Euro 156 million; (3) dividends received from Unitel (Euro 126 million) in 9M11 relating to 2009 earnings, while the 2008 dividends had been fully received in 4Q09, and (4) a reduction in interest paid amounting to Euro 18 million, due to the decrease in the average net debt from Portuguese businesses and the interest on cash deposits in Brazilian Reais used to pay the strategic investment in Oi and Contax, which more than offset the proportional consolidation of Oi and Contax, including the holding companies, as from 1 April 2011 (Euro 104 million). These effects were partially offset by: (1) an amount of Euro 90 million received from Brasilcel in 9M10 related to share capital reductions; (2) an increase in payments regarding legal actions (Euro 160 million), primarily related to the proportional consolidation of Oi; (3) an increase in net payments related to post retirement benefits (Euro 64 million), due to the Euro 75 million reimbursement in 1Q10 related to the excessive funding of the healthcare plan; (4) an amount paid by Contax in 2Q11 for the acquisition of the investment in Allus (Euro 44 million), and (5) higher payments of income taxes (Euro 82 million), mainly related to the impact of the proportional consolidation of Oi and Contax (Euro 36 million) and withholding taxes on financial applications incorporated with the proceeds from the disposal of Vivo. For comparative purposes, PT’s free cash flow in 9M11 adjusted for the investment in Oi and Contax and the proportional consolidation of its free cash flow increased to Euro 591 million, as compared to Euro 152 million in 9M10, adjusted for the first instalment received from Telefónica.

Consolidated Net Debt

Change in net debt			Euro million

	3Q11	3Q10	9M11	9M10
Net debt (initial balance as reported)	8,874.9	6,092.8	2,099.8	5,528.0
Less: Vivo’s net debt	0.0	719.5	0.0	699.0
Net debt (initial balance adjusted)	8,874.9	5,373.3	2,099.8	4,829.0
Less: free cash flow	180.9	130.0	497.7	151.8
First instalment related to Vivo transaction	0.0	(4,500.0)	0.0	(4,500.0)
Acquisition of strategic investment in Oi and Contax	0.0	0.0	3,727.6	0.0
Translation effect on foreign currency debt	(190.6)	0.0	(132.4)	0.0
Dividends paid by PT	0.0	0.0	1,117.7	503.6
Acquisition of own shares	0.0	0.0	86.8	0.0
Changes in consolidation perimeter (Oi and Contax)	0.0	0.0	2,052.5	0.0
Other changes in consolidation perimeter	10.0	0.9	(1.4)	31.7
Other (1)	27.2	37.3	87.6	69.1
Net debt (final balance)	8,540.6	781.6	8,540.6	781.6
Less: TEF receivable	2,000.0	3,000.0	2,000.0	3,000.0
Less: Tax effect on unfunded post retirement benefits	226.1	226.1	226.1	226.1
Adjusted net debt (final balance)	6,314.5	(2,444.5)	6,314.5	(2,444.5)
Less: Net debt from Oi and Contax, inc. holding companies	2,164.0	0.0	2,164.0	0.0
Adjusted net debt exc. Oi and Contax (final balance)	4,150.5	(2,444.5)	4,150.5	(2,444.5)
Change in net debt	(334.3)	(4,591.7)	6,440.8	(4,047.4)
Change in net debt (%)	(3.8)%	(75.4)%	306.7%	(73.2)%

(1) In 9M11 and 9M10, this caption includes mainly Euro 78 million and Euro 63 million, respectively, related to dividends paid by PT’s fully and proportionally consolidated subsidiaries to non-controlling interests.

Consolidated net debt, adjusted for the receivable from Telefónica, excluding the proportional consolidation of Oi and Contax, and the holding companies, and the tax effect on the payments due to the Portuguese State in connection with the pensions transaction, amounted to Euro 4,151 million as at 30 September 2011, a Euro 119 million decrease from 30 June 2011. Consolidated net debt increased from Euro 2,100 million at the end of December 2010 to Euro 8,541 million as at 30 September 2011, an increase of Euro 6,441 million reflecting: (1) the acquisition of the strategic investments in Oi and Contax for a total consideration of Euro 3,728 million and the proportional consolidation of its net debt position amounting to Euro 2,053 million as at 31 March 2011; (2) dividends paid by PT to its shareholders (Euro 1,118 million) and by its subsidiaries to non-controlling interests (Euro 78 million), and (3) the acquisition by Oi of PT’s own shares in 2Q11 (Euro 87 million).  These effects were partially offset by the the free cash flow generated in the period, adjusted for the acquisition of the investments in Oi and Contax, amounting to Euro 498 million, and the impact of the depreciation of the Brazilian Real against the Euro, leading to a reduction in net debt of Euro 132 million.

Excluding the proportional consolidation of Oi and Contax, the amount of cash available plus the receivable from Telefónica and the undrawn amount of PT’s committed commercial paper lines and standby facilities totalled Euro 5,524 million at the end of September 2011, of which Euro 940 million was undrawn committed commercial paper and standby facilities. After the Euro 600 million 5-year Eurobond issued in January 2011 and the Euro 1,200 million 3-year credit facility signed in March and April 2011, with eight leading international banks, PT has now its debt maturities fully financed until the end of 2013 and financial flexibility to continue to invest in its businesses whilst honouring its commitments to its shareholders.

In 9M11, excluding the Euro 51 million interest gain on cash deposits related to the strategic investment in Oi, PT’s average cost of debt stood at 3.4%, down from 4.6% in 9M10. As at 30 September 2011, PT’s consolidated net debt had a maturity of 5.9 years. Excluding the consolidation of Oi and Contax, the maturity of PT’s net debt was also 5.9 years. As at the end of September 2011, the net debt to EBITDA ratio was 2.9x.

Post Retirement Benefits Obligations

As at 30 September 2011, the projected post retirement benefits obligations (PBO) from Portuguese businesses related to pensions supplements and healthcare amounted to Euro 434 million and market value of assets under management amounted to Euro 381 million, compared to Euro 472 million and Euro 448 million as at 31 December 2010, respectively. In addition, PT had liabilities in the form of salaries due to suspended and pre-retired employees amounting to Euro 824 million as at 30 September 2011, which are not subject to any legal funding requirement.  These monthly salaries are paid directly by PT to the beneficiaries until retirement age. As a result, total gross unfunded obligations from Portuguese businesses amounted to Euro 878 million and after-tax unfunded obligations amounted to Euro 658 million. PT’s post retirement benefits plans for pensions supplements and healthcare are closed to new participants.

In addition, following the strategic investment in Oi, PT proportionally consolidated its net post retirement benefit obligations, amounting to Euro 52 million as at 31 March 2011 and Euro 51 million as at 30 September 2011, which relate to several plans with different characteristics, including defined contribution plans and defined benefits plans. Most of these plans are already closed to new participants. Oi has several plans that present a surplus position and the surplus position is not recorded as an asset as it is not possible to obtain reimbursements.

Post retirement benefits obligations		Euro million

	30 September 2011	31 December 2010
Pensions obligations	124.5	129.9
Healthcare obligations	309.9	342.5
PBO of pension and healthcare obligations	434.4	472.4
Market value of funds (1)	(380.6)	(448.1)
Unfunded pensions and healthcare obligations	53.8	24.2
Salaries to suspended and pre-retired employees	824.1	924.3
Gross unfunded obligations from Portuguese businesses	877.9	948.6
After-tax unfunded obligations from Portuguese businesses	658.4	711.4
Gross unfunded obligations at Oi	51.0	0.0
Unrecognised prior years service gains	17.2	18.3
Accrued post retirement benefits	946.0	966.9

(1) The reduction in the market value of funds resulted mainly from: (i) payments of supplements of Euro 7.0 million; (ii)  the negative performance of assets under management amounting to Euro 49.7 million (equivalent to negative 11.4% in 9M11), and (iii) the refund of healthcare expenses paid previously by PT amounting to Euro 10.9 million.

Total gross unfunded obligations from Portuguese businesses decreased by Euro 71 million to Euro 878 million as at 30 September2011, primarily as a result of salary payments to suspended and pre-retired employees made during the period amounting to Euro 128 million, which were partially offset by total post retirement benefits and curtailment costs (Euro 29 million) and net actuarial losses (Euro 33 million) recognised in the period. Unfunded obligations from Oi decreased from Euro 52 million as at 31 March 2011 to Euro 51 million as at 30 September 2011, reflecting primarily the impact of the depreciation of the Brazilian Real against the Euro (Euro 4 million), partially offset by post retirement benefits costs amounting to Euro 3 million.

Change in gross unfunded obligations		Euro million

	9M11	9M10
Gross unfunded obligations (initial balance)	948.6	1,467.4
Changes in the consolidation perimeter	52.5	0.0
Post retirement benefits costs (PRB) (1)	26.1	54.9
Curtailment cost	6.3	10.9
Net reimbursements (contributions) to pension funds (2)	(4.9)	31.5
Salary payments to pre-retired, suspended employees and other	(128.2)	(116.2)
Net actuarial (gains) losses (3)	33.0	72.6
Foreign currency translation adjustments	(4.5)	0.0
Gross unfunded obligations (final balance)	928.9	1,521.1

(1) In 9M11, this caption excludes the service cost payments related to active employees transferred to the Portuguese State amounting to Euro 16 million. (2) In 9M11, this caption includes healthcare expenses net of reimbursements amounting to Euro 2.0 million, and termination payments amounting to Euro 2.6 million. Additionally, contributions amounting to Euro 16 million related to the service cost of the employees transferred to the Portuguese state were paid. (3) In 9M11, net actuarial losses includes: (i) a gain of Euro 36 million related to changes in discount rates from 4.75% to 5.00% in pension supplements and from 4.75% to 5.50% in healthcare liabilities, and (ii) a loss of Euro 69 million related to the difference between actual return on assets in the period (-11.4%) and expected return of assets (6% annualised).

Post retirement benefits costs decreased to Euro 41 million in 9M11 from Euro 53 million in 9M10, reflecting primarily the impact of the transfer of regulatory unfunded pension obligations to the Portuguese State, completed in December 2010. This effect was partially offset by the impact of the proportional consolidation of Oi as from 1 April 2011 (Euro 3 million).

Equity

Change in shareholders’ equity (excluding non-controlling interests)	Euro million

9M11
Equity before non-controlling interests (initial balance)	4,392.4
Net income	333.5
Net currency translation adjustments	(430.1)
Dividends	(1,118.0)
Net actuarial gains (losses), net of taxes	(24.7)
PT’s shares acquired by Oi (1)	(148.3)
Other	(12.3)
Equity before non-controlling interests (final balance)	2,992.5
Change in equity before non-controlling interests	(1,400.0)
Change in equity before non-controlling interests (%)	(31.9)%

(1) This caption includes Euro 61 million of PT’s shares acquired before 31 March 2011 (initial consolidation of Oi).

As at 30 September 2011, shareholders’ equity excluding non-controlling interests amounted to Euro 2,992 million, which represents a decrease of Euro 1,400 million in 9M11. This decrease is primarily explained by: (1) the dividends paid by PT to its shareholders amounting to Euro 1,118 million; (2) negative currency translation adjustments amounting to Euro 430 million, mainly related to the depreciation of the Brazilian real against the Euro, and (3) the acquisition by Oi of PT’s own shares (Euro 148 million), which for accounting purposes are classified as threasury shares. These effects more than offset the net income generated in the period of Euro 333 million.

Strategic Investment in Oi

On 31 March 2011, PT concluded its strategic investments in Telemar Norte Leste, S.A. (“Oi”) and Contax, S.A. (“Contax”) for a total consideration of R$8,437 million (Euro 3,728 million). These strategic investments were made in connection with the agreements entered into with the controlling shareholders of Telemar Participações, S.A., which controls and fully consolidates Oi, and CTX Participações, S.A., which in turn controls and fully consolidates Contax. Under these agreements, PT shares the control of these companies and plays a key role in the strategic financial and operational policies and, consequently, the acquired investments are treated for accounting purposes as jointly controled entities. As allowed by IAS 31, PT’s results in 9M11 include the proportional consolidation of the earnings of Oi and Contax Groups, as from 1 April 2011. Additionaly, the process of exchange of PT’s interest in Dedic/GPTI for an additional stake in Contax was completed on 1 July 2011. Oi is proportionally consolidated, through the 25.6% direct and indirect stake that PT owns in Telemar Participações, the controlling shareholder of Oi, which fully consolidates Oi companies, including Tele Norte Leste Participações, Telemar Norte Leste and Brasil Telecom. Contax is proportionally consolidated through the 44.4% direct and indirect stake that PT owns in CTX Participações, which in turn fully consolidates Contax, which fully consolidates Dedic/GPTI as from 1 July 2011.

PT made the strategic investment in Oi and Contax through its wholly owned holding companies Bratel Brasil and PT Brasil, respectively, having acquired economic interests of 25.3% in Oi (Telemar Norte Leste) and 14.1% in Contax.  The economic interest in Contax was increased to 19.5% on 1 July 2011, following the exchange of PT’s interest in Dedic/GPTI for an additional stake in Contax

Consolidated Statement of Financial Position

The main changes in the statement of financial position are basically explained by the aquisition of the investments in Oi and Contax. This operation was completed as at 31 March 2011, and therefore PT proportionally consolidated the assets and liabilities of these companies in its statement of financial position as from 31 March 2011.

Total assets and liabilities increased from Euro 15.2 billion and Euro 10.6 billion as at 31 December 2010 to Euro 22.2 billion and Euro 18.4 billion as at 30 September 2011, respectively, reflecting primarily the impacts resulting from the acquisition and proportional consolidation of Oi and Contax (total assets and liabilities of Euro 7.4 billion and Euro 6.8 billion, respectively). Adjusting for these effects, total liabilities increased by Euro 1.1 billion, primarily due to the Euro 0.6 billion Eurobond issued in January 2011 and total assets decreased by Euro 0.4 billion, mainly due to the impact of the depreciation of the Brazilian Real against the Euro.

The main effects following the strategic investment in Oi and Contax and its proportional consolidation on PT’s statement of financial position as at 31 March 2011 are: (1) total assets and liabilities related to those businesses amounting to Euro 9.3 billion and Euro 6.8 billion, respectively, and non-controlling interests of Euro 0.7 billion; (2) a reduction in cash and cash equivalentes of Euro 3.7 billion corresponding to the amount paid for the acquisition of these investements, and (3) the recognition of a preliminary goodwill amounting to Euro 1.8 billion as a result of this transaction.

Total assets and liabilities that were proportionally consolidated for the first time as at 31 March 2011, considering the goodwill recorded as a result of this transaction, include primarily tangible and intangible assets (Euro 6,445 million), cash and cash equivalents (Euro 1,696 million), current accounts receivable (Euro 778 million), deferred tax assets (Euro 654 million), gross debt (Euro 3,749 million), provisions (Euro 807 million) and related judicial deposits (Euro 984 million), current accounts payable and accrued expenses (Euro 773 million), taxes payable (Euro 630 million) and deferred tax liabilities (Euro 353 million).

Consolidated statement of financial position	Euro million

	30 September 2011	31 December 2010
Cash and equivalents	3,867.1	5,106.5
Accounts receivable, net	3,934.8	3,403.2
Inventories, net	128.5	101.5
Judicial Deposits	1,028.3	0.0
Financial investments	505.4	539.6
Intangible assets, net	4,573.2	1,111.7
Tangible assets, net	6,133.6	3,874.6
Accrued post retirement asset	11.8	1.9
Other assets	657.3	338.1
Deferred tax assets and prepaid expenses	1,312.6	692.7
Total assets	22,152.6	15,169.9
Accounts payable	1,136.8	722.6
Gross debt	12,407.7	7,206.3
Accrued post retirement liability	957.8	968.8
Other liabilities	2,989.3	1,063.0
Deferred tax liabilities and deferred income	880.9	600.1
Total liabilities	18,372.5	10,560.8
Equity before non-controlling interests	2,992.5	4,392.4
Non-controlling interests	787.6	216.7
Total shareholders’ equity	3,780.1	4,609.1
Total liabilities and shareholders’ equity	22,152.6	15,169.9

02 Business performance

Portuguese Telecommunication Businesses

As from 3Q11, PT reports its Portuguese telecommunication businesses, which include former wireline and TMN, as a new operating segment. As part of this new operating report format, PT also reports its revenues on a per customer segment basis, which are as follows: (1) “Residential”, which comprises fixed telephony, broadband and pay-TV services, including double and triple-play services provided to homes, and was previously booked under the wireline caption; (2) “Personal”, which includes mainly mobile voice and broadband services provided to individuals and was previously included in TMN, and (3) “Enterprise”, which includes mobile and fixed voice, broadband and video services as well as customised and more sophisticated applications and ICT services marketed to large corporations and small and medium businesses and that was previously registered both in wireline and in TMN. Other services, including wholesale services and directories, are registered under a different revenue caption, “Wholesale, other and eliminations”. Tables related to wireline and TMN, PT’s former operating segments are provided in Annex for comparative purposes.

The Portuguese telecommunication businesses continued to show steady customer growth, with the fixed retail customers growing 6.3% y.o.y to 4,709 thousand (net additions reached 182 thousand in 9M11) and mobile customers up by 0.5% y.o.y to 7,354 thousand (-65 thousand net additions in 9M11).

Portuguese operating data

	3Q11	3Q10	y.o.y		9M11	9M10	y.o.y
Fixed retail accesses (‘000)	4,709	4,428	6.3%		4,709	4,428	6.3%
PSTN/ISDN	2,662	2,695	(1.2)%		2,662	2,695	(1.2)%
Broadband customers	1,072	964	11.2%		1,072	964	11.2%
Pay-TV customers	974	769	26.7%		974	769	26.7%
Retail RGU per access	1.77	1.64	7.6%		1.77	1.64	7.6%
Mobile Customers (‘000)	7,354	7,314	0.5%		7,354	7,314	0.5%
Postpaid	2,341	2,267	3.3%		2,341	2,267	3.3%
Prepaid	5,013	5,047	(0.7)%		5,013	5,047	(0.7)%
Net additions (‘000)
Fixed retail accesses	77	83	(7.4)%		182	239	(23.6)%
PSTN/ISDN	(10)	(15)	33.7%		(33)	(52)	35.8%
Broadband customers	32	32	1.4%		71	102	(30.4)%
Pay-TV customers	55	67	(17.5)%		145	188	(23.3)%
Mobile Customers	20	46	(55.9)%		(65)	62	(205.0)%
Postpaid	23	22	3.4%		51	33	55.1%
Prepaid	(3)	23	(112.6)%		(116)	29	n.m.
Data as % of mobile service revenues (%)	28.5	25.2	3.3	pp	27.7	24.5	3.2	pp

Growth of fixed retail customers was underpinned by a solid performance of Meo, PT’s pay-TV service, with pay-TV customers growing by 26.7% y.o.y to 974 thousand (net additions of 145 thousand in 9M11), and by an accelerated growth of broadband customers, which were up by 11.2% y.o.y to 1,072 thousand (net additions 71 thousand in 9M11). The success of Meo is achieved on the back of a very differentiated value proposition, which leverages on an innovative non-linear pay-TV service offering a seamless multiscreen experience with live TV channels, video on demand, games and music on demand available on multiple devices. With 974 thousand customers, Meo already commands a 33.6% market share and on 14 November PT announced that Meo had surpassed one million customers. Mobile customers benefited from a solid performance of post paid customers, which grew by 3.3% y.o.y (51 thousand net adds in 9M11). The “e nunca mais acaba” tariff plan, that reached 568 thousand customers in 9M11, as well as the wireless broadband customers also continued to show solid growth trends.

During 9M11, PT launched new features and commercial offers aimed at further strengthening and differentiating its value proposition to all its customer segments, leveraging on the convergence of  the TV, PC and mobile phone. In terms of services, PT continues to make available convergent offers that include fixed and mobile voice, fixed and mobile broadband and that may also bundle a laptop or smartphone to various customer segments. Additionally, PT also developed convergent applications for TMN, Sapo and Meo customers, including Meo Mobile, which offers 40 TV channels and remote home recording via the mobile phone, and Music Box, which offers unlimited mobile, PC and TV access to over four million songs. Moreover, PT launched during the summer period a specific campaign, using both Meo and TMN’s brand that offers a double loyalty programme for Meo and TMN customers. For new Meo subscriptions, TMN customers get a bonus of Euro 5 for a six month period following the installation of Meo. Other convergent services, like Meo Jogos, a platform for games on demand through the PC, continues to be available for Meo customers. Finally, Meo online is a convergent value added service that allow customers to access live TV channels, the VoD catalogue for movie rentals and Meo’s programming grid through the PC. PT’s web portal, Sapo, continued to be an important lever to develop, in close collaboration with Meo and TMN, differentiated and convergent applications and services for the residential and personal customer segments. These apps and services are available on various platforms and devices, including Android, iPhone and iPad and on PT’s TV platform.

Residential

In 9M11, retail net additions reached 203 thousand, as a result of the growth of the pay-TV service, which accounted for 135 thousand net additions, bringing the total pay-TV residential customers to 909 thousand (up by 26.7% y.o.y). September was the best performing month in terms of Meo sales in 2011. Fixed broadband net additions in the nine months stood at 70 thousand, with the residential broadband customer base growing by 13.6% y.o.y to 880 thousand. Residential PSTN/ISDN lines increased by 0.5% y.o.y in 9M11, also reflecting the positive impact of the triple-play offers. Residential revenue generating units per access, or total retail accesses divided by PTSN/ISDN lines stood at 2.07, up 9.1% y.o.y reflecting the continued success of the triple-play offers. As a result of this success, residential ARPU was up by 6.1% y.o.y to Euro 30.7. This performance is even more noteworthy as it was achieved against a backdrop of: (1) a challenging economic environment, which leads to some pressure on those services that are more exposed to the economic environment, such as premium and thematic channels, video on demand and other value added services, and (2) aggressive commercial stance by certain competitors that offer unlimited international voice traffic in the monthly fee, with a direct negative impact on traffic revenues.

The solid growth of residential customers is clearly supported by the success of Meo, PT’s innovative pay-TV service that has already moved towards a seamless multiscreen experience, with live TV channels, video-on-demand and games and music on demand. Meo delivers a differentiated content proposition, with more than 150 TV channels, including exclusive content, HD and 3D channels, thousands of VoD titles and interactivity over anchor programmes (e.g. Ídolos, Secret Story, Biggest Loser). Meo also offers advanced and customised applications, through multiple widgets in an app store covering areas like: (1) Entertainment (e.g. surf, football); (2) Convenience (e.g. news, pharmacies), and (3) Personal Content (e.g. online photo storage).

Residential operating data

	3Q11	3Q10	y.o.y		9M11	9M10	y.o.y
Fixed retail accesses (‘000)	3,460	3,155	9.7%		3,460	3,155	9.7%
PSTN/ISDN	1,671	1,663	0.5%		1,671	1,663	0.5%
Broadband customers	880	774	13.6%		880	774	13.6%
Pay-TV customers	909	718	26.7%		909	718	26.7%
Retail RGU per access	2.07	1.90	9.1%		2.07	1.90	9.1%
Net additions (‘000)
Fixed retail accesses	81	95	(14.4)%		203	274	(26.0)%
PSTN/ISDN	(0)	2	(104.5)%		(2)	1	(281.6)%
Broadband customers	30	30	0.6%		70	95	(26.2)%
Pay-TV customers	51	64	(19.3)%		135	178	(24.3)%
ARPU (Euro)	30.9	29.5	4.6%		30.7	28.9	6.1%
Non-voice revenues as % of revenues (%)	58.5	52.2	6.3	pp	57.8	50.2	7.6	pp

PT continued to surprise the pay-TV market with new content experiences. Leveraging on the second edition of Secret Story, the notorious reality show on TVI (a local FTA channel), MEO launched an exclusive Secret Story channel, airing live 24h of the Secret Story house, with an interactive application that allows customer to select the camera from which they want to follow participants in the house and delivers exclusive “best of” videos. This channel has been a clear commercial success, reaching over 10% audience share and out-performing all other pay-TV channels on most days of the week since it was launched. With RTP, another leading FTA channel, Meo launched a new interactive application that allows customers to create their own news playlists by selecting and aggregating categorised news clips from a catalogue automatically collected and categorised by Meo-RTP throughout the day. Meo also strengthened its music offer by launching a radio application that brings together 25 radio stations on the TV screen. Radio stations include: (1) the radio stations of the Renascença group, the clear leader in this market; (2) SW TMN, PT’s new radio station targeted at the youth segment, and (3) several international radios.

In 9M11 Meo continued to strengthen its brand, which is perceived by the market as a young, innovative and fun brand. Moreover, in September 2011 Meo reached the highest brand notoriety amongst all pay-TV operators, with spontaneous ad recall reaching 62% having increased the lead over the second pay-TV operator to more than 40pp. Operating revenues in the Residential customer segment reached Euro 510 million, up by 5.9% y.o.y a noteworthy performance that is clearly leveraged on Meo’s commercial success, which is unerpinning growth of double-play and triple-play services. As a result of this success, the weight of non-voice services in Residential stood at 57.8% in 9M11, up by 7.6pp y.o.y.

Personal

Mobile Personal customers, including voice and broadband customers, were stable in 9M11, having stood at 5,872 thousand at the end of the period as the growth in post-paid customers (+4.8% y.o.y to 1,054 million) was compensated by the decline in pre-paid customers. Post-paid customer growth was underpinned by the commercial success of TMN’s “Unlimited” tariff plans and by the continued growth of broadband customers.

Personal operating data

	3Q11	3Q10	y.o.y		9M11	9M10	y.o.y
Mobile Customers (‘000)	5,872	5,874	(0.0)%		5,872	5,874	(0.0)%
Postpaid	1,054	1,005	4.8%		1,054	1,005	4.8%
Prepaid	4,819	4,869	(1.0)%		4,819	4,869	(1.0)%
Net additions (‘000)	13	39	(67.6)%		(91)	68	(232.8)%
Postpaid	13	18	(23.5)%		32	46	(29.6)%
Prepaid	(1)	21	(104.3)%		(123)	22	n.m.
MOU (minutes)	91	88	3.8%		88	83	6.0%
ARPU (Euro)	10.2	11.3	(9.8)%		9.8	11.1	(12.1)%
Customer	9.2	9.9	(7.1)%		8.8	9.7	(9.5)%
Interconnection	0.9	1.4	(29.8)%		1.0	1.4	(30.3)%
SARC (Euro)	27.8	28.4	(2.2)%		27.2	27.1	0.5%
Data as % of service revenues (%)	30.6	28.4	2.3	pp	30.9	28.7	2.2	pp

PT’s strategy for the Personal customer segment is anchored on mobile data offers based on market segmentation to meet customer demand for increasingly higher bandwidth and provide the best quality of service in the market. TMN’s commercial offers include: (1) voice and data tariff plans designed to integrate seamlessly unlimited voice and data plans targeted at the high value post-paid segments and, in the pre-paid segment, to prevent migration to the low value tariff plans by offering additional voice and data services; (2) distinctive smartphone offering leveraging on a comprehensive portfolio of circa 30 smartphones, including exclusive handsets, and on innovative value added and convergent services to use on-the-go (mobile TV, music on demand, social network aggregator, etc), and (3) mobile broadband competitive offers of up to 21.6Mbps speed and offering free access to PT’s leading national WiFi nework.

In 9M11, TMN consolidated strategic changes in its commercial offer for the Personal segment. These include the launch of the “e nunca mais acaba” and of the “unlimited” tariff plans, which are targeted at improving the upselling of mobile Internet, leveraging on an increased popularity of smartphones, and promoting usage of voice and value added services. In particular, the “e nunca mais acaba” tariff plan reached 568 thousand customers by the end of 9M11, reflecting a clear commercial success only 8 months after the commercial launch, which is being celebrated with a marketing campaign targeted at communicating the 600 thousand mark. TMN launched a new offering in March targeted at the kids segment, which is positioned upon the concept of security and cost control thus addressing the main concerns of parents in choosing the first mobile phone for their children. This offer became available with the launch of a new tariff plan with free calls and sms to parents and with an authorised contact list for a monthly fee of Euro 5. TMN also introduced changes in the roaming tariff structures. In August, TMN launched two new daily tariff plans for “internet no telemóvel”, TMN’s internet offering for smartphones, aimed at increasing the number of customers that use mobile internet while in roaming. Additionaly, TMN launched convergent offers aimed at reducing churn. These offers include “Pontos TMN a dobrar”, which doubles the benefits (air miles) attributed to those customers who are simultaneously customers of TMN and Meo. As a result, TMN is clearly improving its market share in this segment.

As a result of these initiatives, Personal revenue trends are showing sustained improvements throughout the year. In effect, customer revenues declined by 8.3% y.o.y to Euro 468 million in 9M11 and -6.8% y.o.y in 3Q11, showing a sequential improvement when compared to -8.9% y.o.y in 2Q11 and -9.4% y.o.y in 1Q11. This clear improvement is underpinned by the growth of “internet no telemóvel” revenues and by sequential improvements in voice revenues, particularly in prepaid services. Service revenues in the Personal customer segment declined by 11.0% in 9M11, as a result of the decline in interconnection revenues (-29.3% y.o.y to Euro 52 million in 9M11), which reflect the regulated declines in MTRs. ARPU of the personal segment stood at Euro 9.8 (-12.1% y.o.y). The weight of non-voice revenues in service revenues stood at 30.9% in 9M11, up by 2.2pp y.o.y.

Enterprise

The Enterprise customer segment includes mobile and fixed, voice and data and IT convergent and integrated offers provided to large corporates and to small and medium size businesses. In this customer segment PT aims at growing its revenue base beyond connectivity by seizing the ICT opportunity on the back of best-in-class and data centre investments to meet demand for high bandwidth services and virtualisation. The value proposition for corporate customers is anchored on the following pillars: (1) maximise value from traditional telecommunication services by upselling additional services, including fixed-mobile convergence on FTTH to push for VPN, LAN management and video services; (2) IT transformation accelerated by cloud computing, where PT aims at leveraging on partnerships with key suppliers to enable business process transformation and significant cost reductions to the enterprise customers; (3) leverage on specialisation to seize gains from scale, including focus on BPO and outsourcing to improve productivity, and (4) introduce a business consulting approach in order to extend the services provided to corporations to video, multiscreen and highly differentiated convergent services. In the SME customer segment, PT aims at integrating its service offerings, including bundling fixed and mobile and voice and data offers with access to subsidised equipment (PCs, PBX, smartphones and tablets) while at the same time making available vertical solutions to specific sectors (ex: restaurants and coffee-shops, retail, healthcare). During 9M11, PT also continued to invest significantly on its cloud computing offering both for corporates and SMEs, having now in place structured offers, SmartcloudPT, that include infrastructure as a service (IaaS), platform as a service (PaaS) and software as a service (SaaS).

Enterprise operating data

	3Q11	3Q10	y.o.y	9M11	9M10	y.o.y
Fixed retail accesses (‘000)	1,096	1,114	(1.7)%	1,096	1,114	(1.7)%
PSTN/ISDN	841	876	(3.9)%	841	876	(3.9)%
Broadband customers	191	188	1.2%	191	188	1.2%
Pay-TV customers	64	50	26.3%	64	50	26.3%
Retail RGU per access (2)	1.30	1.27	2.3%	1.30	1.27	2.3%
Mobile Customers (‘000)	1,416	1,373	3.1%	1,416	1,373	3.1%
Net additions (‘000)
Fixed retail accesses	(6)	(8)	25.1%	(21)	(25)	17.5%
PSTN/ISDN	(12)	(13)	8.4%	(31)	(42)	25.6%
Broadband customers	2	2	21.9%	0	6	(93.6)%
Pay-TV customers	4	3	19.5%	10	10	(4.5)%
Mobile Customers	8	7	22.3%	26	(0)	n.m.
ARPU (Euro)	25.5	27.8	(8.2)%	26.3	28.9	(9.1)%

As a result of these important investments, revenue performance of the corporate segment continued to improve in 9M11. In effect, operating revenues in the Enterprise customer segment declined by 9.9% y.o.y to Euro 737 million and -9.0% y.o.y in 3Q11, compared to -10.4% y.o.y in 2Q11 and -10.1% y.o.y in 1Q11. In 9M11, non-voice services weighted 46.1% in retail revenues, up by 3.0pp y.o.y.

Consolidated financial performance in Portugal

In 9M11, revenues in Portugal declined by 7.7% y.o.y to Euro 2,174 million. This performance was penalised by lower wholesale revenues (Euro 24 million), including lower ULL revenues and lower capacity sales, lower sales (Euro 26 million), and by lower revenues from the directories business (Euro 16 million).

Notwithstanding the revenue pressure in the Portuguese telecommunication businesses, the measures implemented to control costs and the transformation initiatives that are taking place are allowing PT to reduce costs and improve margins.

In 9M11, operating costs excluding D&A declined by 9.9% y.o.y (Euro 129 million) to Euro 1,181 million. Wages and salaries declined by 8.4% y.o.y (Euro 17 million ) to Euro 190 million, as a result of the focus on cost cutting, including: (1) lower variable and overtime remunerations; (2) higer efficiency levels in certain internal processes, and (3) the benefits from the curtailment programme implemented in 4Q10. Direct costs were down 11.3% y.o.y in 9M11 (Euro 46 million) to Euro 359 million, reflecting: (1) lower traffic costs at TMN, following the impact of the regulatory MTR cuts and lower roaming interconnection costs; (2) lower costs associated with the directories business, and (3) lower costs associated with the provision of LAN services to schools. These declines were partially offset by an increase in programming costs reflecting the growth in customer base (+26.7% y.o.y, EoP) and notwithstanding the continued decline in average programming cost per customer (-20.9% y.o.y in 9M11). Commercial costs were down by 4.7% y.o.y in 9M11 (Euro 11 million) to Euro 224 milion, reflecting the racionalisation of TMN’s handset portfolio and lower equipment sales which are driving down cost of goods sold in mobile business, which more than compensated higher commissions and marketing on the back of continued marketing of Meo and the new tariff plans in mobile. Other operating expenses were down by 11.9 % y.o.y in 9M11 (Euro 55 million) to Euro 409 milion, as a result of: (1) lower support costs, which benefited from the introduction of a new self-care website, the revision of IVR self-care processes, and new script tools and revision of processes aimed at increasing first call resolution; (2) lower maintenance and repairs, which following the rollout of PT’s FTTH network benefit from less faults and also benefit from an extensive field force transformation programme that is delivering improved quality of service, and (3) a strict cost control, which is benefiting from several context initiatives, like renegotiation of network maintenance contracts, renegotiation of collection fees and car pooling for sales force and field force, that are already delivering visible results.

In 9M11, EBITDA in Portugal stood at Euro 993 million (-5.0% y.o.y) with a margin of 45.7% (+1.3pp y.o.y). EBITDA performance in the Wireline business is also noteworthy as it reached Euro 564 million in 9M11 (+0.6% y.o.y). At TMN, EBITDA was down by 11.3% y.o.y to Euro 433 million in 9M11. EBITDA margin stood at 46.6% in 9M11, reflecting a very solid focus on cost cutting and profitability.

Capex in 9M11 was down by 0.7% y.o.y to Euro 400 million. Customer related capex stood Euro 130 million (-20.2% y.o.y), representing 32% of total capex in Portugal, as a result of lower unitary equipment costs and innovation, namely the roll out of the RF overlay that is bringing down the number of set top boxes per customer and a higher level of refurbished equipments that are reinstalled in new customers. Infrastructure capex was up by 16% y.o.y to Euro 210 million as a result of the investment in new technologies, including the FTTH rollout, the increased coverage of TMN’s base stations with fibre and the swap of TMN’s 2G network to 4G enabled equipment. EBITDA minus capex in 9M11 stood at Euro 592 million.

Portuguese telecommunication operations income statement (1)	Euro million

	3Q11	3Q10	y.o.y		9M11	9M10	y.o.y
Operating revenues	731.0	789.3	(7.4)%		2,173.6	2,354.7	(7.7)%
Residential	171.0	162.3	5.4%		510.0	481.7	5.9%
Service revenues	168.0	160.8	4.5%		501.5	473.0	6.0%
Sales and other revenues	3.0	1.5	101.7%		8.4	8.7	(2.5)%
Personal	199.9	224.0	(10.8)%		574.8	648.1	(11.3)%
Service revenues	178.9	197.6	(9.5)%		520.1	584.2	(11.0)%
Customer revenues	162.2	173.9	(6.8)%		468.0	510.5	(8.3)%
Interconnection revenues	16.7	23.7	(29.6)%		52.1	73.7	(29.3)%
Sales and other	21.0	26.4	(20.2)%		54.7	63.9	(14.4)%
Enterprise	238.0	261.6	(9.0)%		736.7	817.2	(9.9)%
Wholesale, other and eliminations	122.1	141.5	(13.7)%		352.1	407.7	(13.6)%
Operating costs	401.1	443.4	(9.5)%		1,180.7	1,310.0	(9.9)%
Wages and salaries	63.9	69.3	(7.8)%		189.5	206.8	(8.4)%
Direct costs	120.0	134.5	(10.8)%		358.6	404.1	(11.3)%
Commercial costs	80.5	86.2	(6.6)%		224.1	235.3	(4.7)%
Other operating costs	136.7	153.4	(10.9)%		408.5	463.9	(11.9)%
EBITDA (2)	329.9	345.9	(4.6)%		992.9	1,044.7	(5.0)%
Post retirement benefits	12.5	17.8	(29.6)%		37.3	53.4	(30.2)%
Depreciation and amortisation	168.2	180.7	(6.9)%		519.7	494.9	5.0%
Income from operations (3)	149.2	147.3	1.3%		435.9	496.4	(12.2)%
EBITDA margin	45.1%	43.8%	1.3	pp	45.7%	44.4%	1.3	pp
Capex	149.6	138.5	8.0%		400.5	403.1	(0.7)%
Capex as % of revenues	20.5%	17.5%	2.9	pp	18.4%	17.1%	1.3	pp
EBITDA minus Capex	180.3	207.4	(13.0)%		592.4	641.6	(7.7)%

(1) Operations in Portugal include former wireline and TMN. (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

International Businesses

Oi

In 3Q11, Oi’s revenue generating units (RGUs) stood at 67,055 thousand, up by 7.5% y.o.y, including: 19,078 fixed lines (-6.5% y.o.y); 4,776 thousand broadband customers, “Oi Velox”, up by 10.5% y.o.y, 330 thousand pay-TV customers (+17.9% y.o.y), and 42,871 thousand mobile customers, which grew by 14.7% y.o.y.

Oi operating data

	3Q11	3Q10	y.o.y
Wireline Services - “Oi Fixo”
Lines in Service (‘000)	19,078	20,410	(6.5)%
Residential	13,277	14,487	(8.4)%
Commercial	5,004	5,088	(1.6)%
Public Telephones	797	836	(4.7)%
Alternatives Plans (‘000)*	13,155	12,927	1.8%
Proportion of Lines in Service (%)	69.0%	63.3%	5.6	pp
ARPU Fixed (R$)	50.1	55.3	(9.4)%
Broadband Services - “Oi Velox”
Broadband Customers (‘000)	4,776	4,324	10.5%
Proportion of Lines in Service (%)	25.0%	21.0%	4.1	pp
ARPU Broadband (R$)	39.1	43.8	(10.8)%
Mobile Services - “Oi Móvel”
Mobile Customers (‘000)	42,871	37,387	14.7%
Pre-Paid Plans	35,657	30,962	15.2%
Post-Paid Plans	4,848	4,569	6.1%
Oi Control	2,367	1,856	27.5%
Oi Conta Total (‘000)	1,477	1,423	3.8%
Market Share Oi (%) - Brazil	18.9%	19.5%	(0.7	)pp
Proportion of Net Additions in Brazil (%)	13.3%	2.5%	10.8	pp
Monthly Churn rate (%)	4.1%	4.1%	0.0	pp
CAPU (R$)	31	24	29.2%
ARPU Mobile (R$)	22.2	22.9	(3.1)%
Pay TV - “Oi TV”
Pay TV Customers (‘000)	330	280	17.9%
RGUs (‘000)	67,055	62,401	7.5%

During 3Q11, Oi continued to invest in the convergence of services, making available to its customers “Oi Fixo Mais” and “Oi Fixo Ilimitado”. These plans add value to fixed phone calls by expanding its benefits including: (1) free minutes for local fixed calls; (2) free minutes for national long distance fixed calls using Oi’s long distance codes; (3) free minutes for local calls to Oi Mobile, and (4) digital calling services. At the end of 3Q11, Oi repositioned its offers that include unlimited on-net local fixed calls, aiming at strengthening its offering value proposition. This includes: (1) “Oi Fale Ilimitado Digital”, with unlimited minutes on-net local fixed calls, but the first 1,000 minutes can be use for off-net fixed calls, and digital calling services, and (2) “Oi Fixo Ilimitado Digital”, that includes all the benefits of “Oi Fale Ilimitado Digital” and more 5,000 minutes for national long distance fixed calls using Oi’s long distance calls. Oi continued to provide special commercial conditions to “Oi Velox” customers when joining these offers. Oi also launched a new plan “Oi Conta Total Brasil” with the purpose to repositioning “Oi Conta Total” existing plan. This new plan allows customers to have unlimited long distance calls from Oi Fixed or Oi Mobile to a fixed line of any operator in Brazil, through Oi’s long distance prefixes, while also offering the possibility of faster “Oi Velox” services. Additionally, Oi continued to invest in the quality of its fixed broadband service, which offers speeds up to 20Mbps for prices that start at R$39.90 per month, and expanded “Oi Velox” to 4,600 cities in Brazil. Oi also increased the speeds it provides to customers, as a means to differentiate and strengthen its services. As a result, the average fixed broadband speed stood at 2.33Mbps at the end of 3Q11, which compares to 2.13Mbps in June 2011, 1.91Mbps in March 2011 and 1.38Mbps in September 2010. As referred to above, “Oi Velox” customers reached 4,776 thousand at the end of 3Q11 (+10.5% y.o.y), including 938 thousand (20% of total base, compared to 17% at the end of June 2011) with speeds of more than 5Mbps and 446 thousand with speeds higher than 10Mbps (389 thousand as at 30 June 2011). In September 2011, Oi initiated a partnership with the Government for the implementation of “Plano Nacional de Banda Larga”), aiming at increasing the access and penetration of broadband in Brazil. Oi launched an initial plan with 1Mbps speed in 100 municipalities for and up to the end of the year more 200 cities will be covered. In this context, Oi pretends to cover 4,800 cities until 2014. Oi’s TV service is primarily targeted at its fixed customers. During 3Q11, Oi continued to promote the new offers launched in June 2011 aimed at increasing the penetration of TV plans with premium movies channels, namely Telecine and HBO. In October 2011, Oi launched its new service in Rio de Janeiro that includes GloboSat and TV Globo channels. Oi’s pay-TV service is made available in 23 states and in the Federal District. At the end of 3Q11, Oi’s pay-TV customers reached 330 thousand, having grown by 17.9% y.o.y.

Oi’s mobile customers stood at 42,871 (+14.7% y.o.y), with net additions of 1,331 thousand in 3Q11 and 5,484 thousand in the last 12 months. Oi’s mobile customer base already represents 63.9% of Oi’s total RGUs. Gross additions in 3Q11 stood at 6.5 million, a solid pace that represents the best performance since 2008. Churn level in the period is primarily explained by the decision to adopt a more restrictive policy to keep inactive customers in the customer base, particularly in the prepaid segment, aiming at minimising spectrum fees and improving Oi’s profitability. The implementation of this new policy began in 2Q11 and was finalised in 3Q11. It is worth highlighting that 41% of this quarter disconnections were in July, 33% in August and 26% in September. Additionally, Oi simplified its postpaid offering structure, reinforcing its strategy aimed at reducing churn and launched a new commercial campaign focused on establishing fair and distinct values for handset and services, which breaks down the value of voice and data services as well as of the handset. Oi continued to offer a broad set of postpaid plans, with prices that start at R$48.0 per month that include 10 thousand monthly minutes for local calls made to any Oi or fixed line customer beyond the minutes packaged in the subscription fee and 200MB of internet traffic for smartphones. During 3Q11, Oi continued to market the new offers launched in the end of 2010, that allow daily bonuses, which are dependent on the amount of the recharges, that may be used for on-net and off-net SMS, local calls to fixed lines and Oi Mobile and long distance calls using Oi’s long distance codes to Oi fixed and mobile customers. In 3Q11, as a complement to these new offers, Oi launched SMS packages, allowing customers to send on-net and off-net messages with up to 64% discount. During 2011, Oi has been increasing some recharging requirements in certain regions, aiming at improving profitability, while at the same time offering improved bonuses to maintain the attractiveness of commercial offers. As a result, Oi’s mobile customer base grew 14.7% y.o.y. Prepaid customers stood at 35,657 thousand, representing 83.2% of Oi’s mobile customer base. Postpaid customers grew by 6.1% y.o.y to 4,848 thousand in 3Q11and “Oi Control” customers grew by 27.5% to 2,367 thousand customers.

In 2011, Oi continued to reinforce its strategy aimed at increasing attractiveness of its offers and convergence of its products. At the end of July 2011, Oi launched a new campaign for Fathers Day, bringing additional benefits for postpaid customers “Oi à Vontade” and “Oi Conta Total”. These additional benefits, beyond the initial ones, include up to 5 hours per day in local fixed calls to Oi mobile customers for “Oi Conta Total” plans and up to 5 hours per day in DDD for local calls made to any Oi or fixed line customer calls for “Oi à Vontade”plans. Oi also launched a new convergent offer, “Oi Conta Total Light”, following the purpose to repositioning “Oi Conta Total” existing plan, for customers with a low usage profile. This new offer includes mobile, fixed telephone and broadband for R$129. During the quarter, Oi also launched new data plans, “Oi Dados” and “Oi Velox 3G”, with a comprehensive range of tarrifs to reach all the customers profiles. These plans include 1Mbps speed and unlimited traffic.

In 9M11, Oi’s consolidated gross revenue, as reported by Oi in compliance with Brazilian regulations, namely the requirements of Comissão de Valores Mobiliários (CVM) and presented in accordance with the IFRS, declined by 4.6% y.o.y to R$ 32,923 million and consolidated net revenue declined by 5.6% y.o.y to R$ 20,949.

Oi consolidated revenues	R$ million, 100%

	3Q11	3Q10	y.o.y	9M11	9M10	y.o.y
Wireline	7,606	8,378	(9.2)%	23,424	25,623	(8.6)%
Local (exc. - VC1)	2,753	3,156	(12.8)%	8,628	9,640	(10.5)%
Local Fixed-to-Mobile (VC1)	873	1,001	(12.7)%	2,651	3,011	(12.0)%
Long Distance FF + PCS	900	1,062	(15.2)%	2,883	3,345	(13.8)%
LD Fixed-to-Mobile (VC2/3)	243	299	(18.7)%	756	944	(19.9)%
Network Usage	226	240	(5.6)%	711	704	1.0%
Data	2,226	2,190	1.6%	6,549	6,573	(0.4)%
Public Phones	53	113	(53.0)%	256	404	(36.7)%
Additional Services / Advanced Voice	331	318	4.1%	990	1,001	(1.1)%
Mobile	3,064	2,835	8.1%	8,715	8,229	5.9%
Services	3,030	2,802	8.1%	8,606	8,075	6.6%
Subscriptions	680	673	1.1%	1,929	1,929	0.0%
Outgoing Calls	1,084	1,060	2.3%	3,184	3,028	5.2%
Domestic/Inter. Roaming	30	25	20.8%	85	94	(9.5)%
Network Usage	695	648	7.2%	1,991	1,890	5.3%
Data / Value Added	540	395	36.5%	1,416	1,134	24.9%
Sales of handsets, sim cards and others	34	33	3.8%	109	154	(28.7)%
Other services	255	223	14.4%	783	669	17.0%
Total gross revenues	10,925	11,436	(4.5)%	32,923	34,521	(4.6)%
Consolidated net revenues	6,940	7,346	(5.5)%	20,949	22,182	(5.6)%
Wireline	4,830	5,332	(9.4)%	14,804	16,272	(9.0)%
Mobile	1,944	1,846	5.3%	5,641	5,400	4.5%
Other Services	166	168	(1.2)%	504	510	(1.2)%

Oi’s wireline gross revenues declined by 8.6% y.o.y to R$ 23,424 million. Wireline revenue performance is mainly explained by: (1) lower fixed-to-fixed local service revenues (-10.5% y.o.y), on the back of declining fixed lines in service and lower local traffic; (2) lower fixed-to-mobile calls (VC1), down by 12.0% y.o.y, due to lower installed base of fixed lines, the bundle in the fixed subscription fee of fixed to mobile calls and larger traffic bonuses offered by mobile operators; (3) lower long distance revenues (FF, SMP, VC2 and VC3) due to aggressive mobile offers that bundle long distance calls in the subscription fee and the increase of Oi’s alternative plans that now include long distance calls, and (4) lower data transmission service revenues (-0.4% y.o.y) due to lower ARPU, as a result of a more aggressive commercial stance by Oi in the market to be able to compete more effectively, namely in broadband services.

Oi’s mobile gross revenues stood at R$ 8,715 million, having increased by 5.9% y.o.y on the back of higher revenues from outgoing calls and mainly data and value added services. This revenue performance is primarily due to: (1) increased traffic revenues (+5.2% y.o.y) on the back of customer growth; (2) network usage, which increased by

5.3% y.o.y, due to higher mobile traffic, primarily following the inclusion of free SMS in bundled offers, and (3) revenues from value added services, which increased by 24.9% y.o.y, on the back of higher penetration of 3G services and increased popularity of SMS offers. In 9M11, data and value added revenues represented 16.5% of mobile service revenues as compared to 14.0% in 9M10.

Oi income statement	R$ million, 100%

	3Q11	3Q10	y.o.y		9M11	9M10	y.o.y
Consolidated net revenues	6,939.5	7,345.8	(5.5)%		20,949.3	22,181.6	(5.6)%
Operating costs	4,472.2	4,550.6	(1.7)%		14,021.1	14,161.0	(1.0)%
Cost of Services	1,496.6	1,452.5	3.0%		4,325.2	4,421.8	(2.2)%
Cost of Goods Sold	47.5	11.7	n.m.		148.3	105.4	40.7%
Interconnection Costs	1,162.8	1,216.1	(4.4)%		3,494.1	3,778.1	(7.5)%
Selling Expenses	1,162.5	1,206.1	(3.6)%		3,695.9	3,593.6	2.8%
General and Administrative Expenses	671.0	565.2	18.7%		1,958.3	1,606.3	21.9%
Other Operating Expenses (Revenue), net	(68.1)	98.9	n.m.		399.2	655.8	(39.1)%
EBITDA (1)	2,467.3	2,795.2	(11.7)%		6,928.3	8,020.6	(13.6)%
Depreciation and amortisation	1,367.4	1,546.1	(11.6)%		4,258.8	4,635.4	(8.1)%
Income from operations	1,099.9	1,249.1	(11.9)%		2,669.5	3,385.2	(21.1)%
EBITDA margin	35.6%	38.1%	(2.5	)pp	33.1%	36.2%	(3.1	)pp

(1) EBITDA = income from operations + depreciation and amortisation.

EBITDA, as reported by Oi, amounted to R$ 6,928 million (-13.6% y.o.y), with a margin of 33.1%. EBITDA performance in 9M11 as compared to 9M10 reflected primarily lower wireline revenues, notwithstanding also lower operating expenses (-1.0% y.o.y to R$ 14,021 million). Oi’s opex decline was mainly driven by: (1) lower interconnection costs (-7.5% y.o.y), as a result of higher proportion of on-net traffic, as well as increased weight of SMS in total off-net usage; (2) lower provisions for bad debt (-17.3% y.o.y), due to higher collection eficiency, namely in wireline business, having accounted for 2.0% of gross revenues in 9M11, down by 0.3pp y.o.y, and (3) higher other operating revenues benefiting from lower provisions for profit sharing and from some reimbursements related to pension plans that present a surplus position; and notwithstanding the increase in: (1) wages and salaries (+12.5% y.o.y), as a result of increased staff levels, mainly in call centre areas, and salary adjustments occurred in December 2010, and (2) third-party services (+5.0% y.o.y), mostly due to higher selling expenses, namely in terms of commissions, focused on the postpaid mobile segment as well as on Oi Conta Total and fixed broadband. D&A declined by 8.1% y.o.y to R$ 4,259 million, largely due to lower D&A in the wireline business which benefited from assets already fully depreciated.

Other international assets

In 9M11, other international assets, on a pro-forma basis, increased their proportional revenues by 14.3% y.o.y to Euro 322 million and increased EBITDA by 4.9% y.o.y to Euro 157 million, mainly due to the performance in Unitel in Angola, CTM in Macao and in MTC in Namibia.

Proportional income statement of other international assets (1)	Euro million

	3Q11	3Q10	y.o.y		9M11	9M10	y.o.y
Operating revenues	113.0	98.8	14.4%		322.3	282.0	14.3%
EBITDA (2)	55.2	50.9	8.4%		157.2	149.8	4.9%
Depreciation and amortisation	11.8	10.6	11.0%		34.5	30.6	12.7%
Income from operations (3)	43.5	40.3	7.7%		122.7	119.2	2.9%
EBITDA margin	48.9%	51.6%	(2.7	)pp	48.8%	53.1%	(4.4	)pp

(1) Pro-forma consolidation of other international assets using the percentage of ownership held by PT. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Highlights of main assets in Africa and Asia (9M11) (1)	Million (financials)

		Rev.		EBITDA				EBITDA
	Stake	local	y.o.y	local	y.o.y	Margin	Rev. Eur	Eur
Unitel, Angola (2) (4)	25.00%	1,286	18.8%	728	14.2%	56.6%	914	518
MTC, Namibia (3) (4)	34.00%	1,156	8.3%	590	2.4%	51.0%	118	60
CVT, Cape Verde (3) (4)	40.00%	6,460	(0.2)%	3,219	1.6%	49.8%	59	29
CTM, Macao (2)	28.00%	2,979	47.3%	992	11.3%	33.3%	264	88
CST, S.Tomé & Principe (3) (4)	51.00%	214,275	(6.9)%	58,875	(14.2)%	27.5%	9	2
Timor Telecom, East Timor (3)	41.12%	48	18.2%	26	13.3%	54.2%	34	19

(1) Figures account for 100% of the company. PT has management contracts in CVT, CST and Timor Telecom. (2) Equity consolidation method. (3) Full consolidation method. (4) These stakes are held by Africatel, which is 75% controlled by PT.

In 9M11, Unitel’s revenues and EBITDA, in Angolan Kwanzas, increased by 20.4% and by 16.0% y.o.y, respectively, and, in USD, increased by 18.8% and by % 14.2 y.o.y, to USD 1,286 million and 728 USD million. In 9M11 Unitel presented strong 3Q11 operational and financial figures on the back of campaigns to promote voice, increased penetration of mobile broadband, strengthening of its distribution channels and increased quality of its network.

In 9M11, MTC’s revenues and EBITDA increased by 8.3% and 2.4% y.o.y, reaching NAD 1,156 million and NAD 590 million, respectively. This revenue performance was achieved against a backdrop of a significant decline in MTRs and heavy promotions with traffic bonus to reinforce further MTC’s competitive position. Excluding the impact of lower MTRs (average tariff down 34.0% y.o.y), revenues and EBITDA would have increased by 10.0% and 4.3%, respectively. In 9M11, EBITDA margin stood at 51.0%. Data revenues accounted for 21.1% of service revenues. In 9M11, MTC focused its marketing efforts and commercial activity on: (1) launching BlackBerry solutions for postpaid and prepaid offers, thus further enhancing its smartphone offering; (2) campaigns aimed at promoting usage, and (3) boosting growth of broadband customers, under the brand Netman, with download speeds of up to 7.2 Mbps.

In 9M11, CVT’s revenues slightly decreased by 0.2% y.o.y to CVE 6,460 million, while EBITDA increased by 1.6% y.o.y to CVE 3,219 million. EBITDA margin stood at 49.8%. Revenues and EBITDA evolution were impacted by international accounting rules related to concession contracts (IFRIC 12). Excluding these effects, revenues and EBITDA would have increased by 2.9% and 2.2%, respectively. In 9M11, mobile revenues were positively impacted by retail and roaming revenue growth, while wireline revenues were positively impacted by broadband growth. In

9M11, CVT launched: (1) new commercial offers for corporate segment, under the new brand CVT Negócios; (2) several campaigns to stimulate SMS usage, and (3) new TV channels to strengthen further IPTV market momentum. Broadband and IPTV customers increased significantly, representing 25.6% and 11.0% of the wireline customer base, respectively.

In 9M11, CST’s revenues decreased by 6.9% y.o.y to STD 214,275 million and EBITDA decreased by 14.2% y.o.y to STD 58,875 million. EBITDA margin was 27.5%. Excluding some accounting reclassifications made during 9M11, revenues would have increased by 4.8% y.o.y. EBITDA performance was negatively impacted by a new tax on foreign suppliers and an increase in commercial costs. Excluding those impacts, EBITDA would have increased by 4.0% y.o.y. In 9M11, São Tomé e Príncipe reached more than 67% of penetration of mobile services.

In 9M11, CTM’s revenues and EBITDA increased by 47.3% y.o.y and by 11.3% y.o.y, to MOP 2,979 million and MOP 992 million, respectively. EBITDA margin stood at 33.3%. Revenue growth was driven by an increase in equipment sales and telecom services to corporate customers. Mobile service revenues increased by 14.0% impacted by growth in data and roaming revenues. Data revenues represented 20.0% of mobile service revenues. In 9M11, CTM launched several marketing campaigns aimed at increasing smartphones and wireless broadband penetration.

In 9M11, Timor Telecom’s revenues and EBITDA increased by 18.2% y.o.y and by 13.3% y.o.y, to USD 48 million and USD 26 million, respectively, mainly as a result of the strong increase in customer base. EBITDA margin stood at 54.2%. At the end of September, Timor Telecom had 548 thousand mobile customers. Data revenues accounted for 17.7% of mobile service revenues. In 9M11, Timor Telecom: (1) launched several voice and data stimulation campaigns, and (2) strengthened its distribution network.

Consolidated financial statements

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED INCOME STATEMENT

FOR THE NINE AND THREE MONTH PERIODS ENDED 30 SEPTEMBER 2011 AND 2010

Euro

	Notes	9M11	9M10	3Q11	3Q10
CONTINUING OPERATIONS
REVENUES
Services rendered		4,222,054,643	2,636,664,859	1,674,140,159	895,110,497
Sales		95,675,178	111,655,844	36,866,114	39,656,432
Other revenues		98,087,941	44,239,939	36,012,141	17,397,203
	5	4,415,817,762	2,792,560,642	1,747,018,414	952,164,132
COSTS, LOSSES AND (INCOME)
Wages and salaries		743,321,416	470,592,158	283,960,889	163,747,717
Direct costs		716,154,377	412,784,469	299,250,904	137,352,741
Commercial costs		351,407,150	272,186,306	140,650,576	98,018,299
Supplies and external services		721,044,844	442,680,198	258,776,696	148,192,280
Indirect taxes		121,400,649	33,990,504	55,870,785	11,418,808
Provisions and adjustments		108,448,283	31,113,525	54,268,529	11,569,077
Depreciation and amortisation	15	913,998,536	549,274,796	349,564,062	199,584,429
Post retirement benefits costs	6	40,637,318	53,467,700	14,257,047	17,822,567
Curtailment costs	6	6,337,564	10,852,969	765,172	1,613,756
Losses (gains) on disposal of fixed assets, net		(42,943)	(979,799)	89,808	(1,807,160)
Other costs, net	7	18,013,071	111,233,065	10,926,291	100,672,487
		3,740,720,265	2,387,195,891	1,468,380,759	888,185,001

Income before financial results and taxes	5	675,097,497	405,364,751	278,637,655	63,979,131
FINANCIAL LOSSES AND (GAINS)
Net interest expenses	5 and 8	199,426,072	175,549,954	118,170,429	56,944,015
Equity in earnings (losses) of associated companies, net	5	(169,098,713)	(65,375,621)	(46,599,246)	18,544,647
Net other financial losses	5 and 9	86,543,057	35,467,825	17,070,168	23,287,711
		116,870,416	145,642,158	88,641,351	98,776,373
Income before taxes		558,227,081	259,722,593	189,996,304	(34,797,242)
Income taxes	5 and 10	155,088,583	64,127,014	53,309,631	37,603,344
Net income from continuing operations		403,138,498	195,595,579	136,686,673	(72,400,586)
DISCONTINUED OPERATIONS
Net income from discontinued operations	5 and 11	—	5,551,451,400	—	5,474,765,812
NET INCOME		403,138,498	5,747,046,979	136,686,673	5,402,365,226
Attributable to non-controlling interests		69,667,004	129,344,442	31,079,840	49,156,893
Attributable to equity holders of the parent	12	333,471,494	5,617,702,537	105,606,833	5,353,208,333

Earnings per share
Basic	12	0.39	6.41	0.12	6.11
Diluted	12	0.38	6.00	0.12	5.70
Earnings per share from continuing operations
Basic	12	0.39	0.15	0.12	(0.10)
Diluted	12	0.38	0.15	0.12	(0.10)

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE NINE AND THREE MONTH PERIODS ENDED 30 SEPTEMBER 2011 AND 2010

	Notes	9M11	9M10	3Q11	3Q10
Income (expenses) recognised directly in shareholders’ equity
Foreign currency translation adjustments
Translation of foreign operations (i)		(466,265,947)	397,674,704	(438,084,355)	(224,601,835)
Transferred to profit and loss (ii)		(37,794,036)	(1,166,099,952)	—	(1,134,159,099)
Post retirement benefits
Net actuarial gains (losses)	6	(32,971,620)	(72,623,637)	(32,195,584)	70,577,626
Tax effect	10	8,242,905	19,245,264	8,048,896	(18,703,071)
Hedge accounting of financial instruments
Change in fair value		(3,316,449)	(6,425,077)	(4,942,904)	(1,512,904)
Transferred to profit and loss		98,411	2,823,867	32,805	915,525
Tax effect		852,780	954,321	1,301,176	83,210
Other expenses recognised directly in shareholders’ equity, net (iii)		(11,830,527)	(4,473,635)	3,023,689	(877,618)
		(542,984,483)	(828,924,145)	(462,816,277)	(1,308,278,166)
Income recognised in the income statement		403,138,498	5,747,046,979	136,686,673	5,402,365,226
Total income recognised		(139,845,985)	4,918,122,834	(326,129,604)	4,094,087,060
Attributable to non-controlling interests		(6,186,882)	227,972,358	(37,777,715)	(4,333,169)
Attributable to equity holders of the parent		(133,659,103)	4,690,150,476	(288,351,889)	4,098,420,229

(i)                Losses recorded in the nine and three month periods ended 30 September 2011 are mainly related to the impact of the depreciation of the Brazilian Real against the Euro on Portugal Telecom’s investments in Oi and Contax. Gains and losses recognized in the nine and three month periods ended 30 September 2010 are related, respectively, to the impact of the appreciation and depreciation of the Brazilian Real against the Euro on Portugal Telecom’s former investment in Brasilcel (gain of Euro 337 million and loss of Euro 173 million, respectively), that was disposed of to Telefónica in September 2010.

(ii)             In the nine months period ended 30 September 2011, this caption corresponds to the cumulative amount of foreign currency translation adjustments relating to the investment in UOL, which was reclassified to consolidated profit and loss upon the completion of the disposal of this investment in January 2011 (Note 14). In the nine months period ended 30 September 2010, this caption includes an amount of Euro 1,134,159,099 (Note 11) corresponding to the cumulative amount of foreign currency translation adjustments relating to the investment in Brasilcel, which was reclassified to profit and loss upon the disposal of this investment in September 2010, and an amount of Euro 31,940,853 (Note 11) corresponding to a portion of the cumulative amount of foreign currency translation adjustments that was reclassified to profit and loss following a repayment of part of the investment in Brasilcel through share capital reductions occurred at this company during the first half of 2010.

(iii)          In the nine month periods ended 30 September 2011and 2010, this caption includes Euro 10 million and Euro 4 million, respectively, corresponding to the tax effect on dividends received from own shares recorded under equity swap contracts, relating to the dividends paid by Portugal Telecom in June 2011 and May 2010.

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

30 SEPTEMBER 2011 AND 31 DECEMBER 2010

Euro

	Notes	30 Sep 2011	31 Dec 2010
ASSETS
Current Assets
Cash and cash equivalents		3,203,517,865	4,764,732,734
Short-term investments		663,586,350	341,772,444
Accounts receivable		3,927,657,250	3,384,124,217
Inventories		128,510,764	101,515,755
Taxes receivable		296,958,291	37,545,321
Prepaid expenses		97,324,820	39,617,800
Judicial deposits	13	200,223,485	—
Other current assets		59,062,796	25,647,001
Non-current assets held for sale	14	—	160,448,046
Total current assets		8,576,841,621	8,855,403,318
Non-Current Assets
Accounts receivable		7,146,048	19,113,062
Financial investments		505,442,496	379,198,216
Intangible assets	15	4,573,230,899	1,111,692,584
Tangible assets	15	6,133,619,962	3,874,613,414
Post retirement benefits	6	11,774,799	1,927,991
Deferred taxes	10	1,194,583,909	653,075,198
Judicial deposits	13	828,081,005	—
Other non-current assets		321,887,731	274,908,378
Total non-current assets		13,575,766,849	6,314,528,843
Total assets		22,152,608,470	15,169,932,161
LIABILITIES
Current Liabilities
Short-term debt	16	3,401,787,536	951,921,279
Accounts payable		973,870,353	711,489,295
Accrued expenses		895,485,394	558,974,927
Deferred income		275,267,268	287,808,093
Taxes payable		424,242,258	57,410,840
Provisions	17	271,822,595	87,683,131
Other current liabilities		186,201,786	28,391,592
Total current liabilities		6,428,677,190	2,683,679,157
Non-Current Liabilities
Medium and long-term debt	16	9,005,929,895	6,254,380,288
Taxes payable		293,096,288	3,805,301
Provisions	17	556,132,336	40,947,202
Post retirement benefits	6	957,802,216	968,792,596
Deferred taxes	10	596,002,966	311,597,337
Other non-current liabilities		534,872,596	297,585,145
Total non-current liabilities		11,943,836,297	7,877,107,869
Total liabilities		18,372,513,487	10,560,787,026
SHAREHOLDERS’ EQUITY
Share capital		26,895,375	26,895,375
Treasury shares		(326,382,864)	(178,071,827)
Legal reserve		6,773,139	6,773,139
Reserve for treasury shares		6,970,320	6,970,320
Revaluation reserve		661,111,962	693,283,402
Other reserves and accumulated earnings		2,617,123,169	3,836,598,153
Equity excluding non-controlling interests		2,992,491,101	4,392,448,562
Non-controlling interests		787,603,882	216,696,573
Total equity		3,780,094,983	4,609,145,135
Total liabilities and shareholders’ equity		22,152,608,470	15,169,932,161

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE NINE MONTH PERIODS ENDED 30 SEPTEMBER 2010 AND 2011

Euro

				Reserve for		Other reserves	Equity excluding
	Share	Treasury	Legal	treasury	Revaluation	and accumulated	non-controlling	Non-controlling	Total
	capital	shares	reserve	shares	reserve	earnings	interests	interests	equity
Balance as at 31 December 2009	26,895,375	(178,071,827)	6,773,139	6,970,320	722,108,135	733,636,104	1,318,311,246	1,069,135,212	2,387,446,458
Dividends	—	—	—	—	—	(503,626,688)	(503,626,688)	(51,751,239)	(555,377,927)
Acquisitions, disposals and share capital increases (i)	—	—	—	—	—	—	—	(1,040,747,347)	(1,040,747,347)
Tax effect on equity component of exchangeable bonds	—	—	—	—	—	(15,143,542)	(15,143,542)	—	(15,143,542)
Realization of revaluation reserve	—	—	—	—	(32,364,562)	32,364,562	—	—	—
Income recognized directly in equity	—	—	—	—	—	(927,552,061)	(927,552,061)	98,627,916	(828,924,145)
Income recognized in the income statement	—	—	—	—	—	5,617,702,537	5,617,702,537	129,344,442	5,747,046,979
Balance as at 30 September 2010	26,895,375	(178,071,827)	6,773,139	6,970,320	689,743,573	4,937,380,912	5,489,691,492	204,608,984	5,694,300,476

Euro

				Reserve for		Other reserves	Equity excluding
	Share	Treasury	Legal	treasury	Revaluation	and accumulated	non-controlling	Non-controlling	Total
	capital	shares	reserve	shares	reserve	earnings	interests	interests	equity
Balance as at 31 December 2010	26,895,375	(178,071,827)	6,773,139	6,970,320	693,283,402	3,836,598,153	4,392,448,562	216,696,573	4,609,145,135
Dividends (Notes 12 and 18.j)	—	—	—	—	—	(1,117,987,321)	(1,117,987,321)	(50,724,835)	(1,168,712,156)
Change in the consolidation perimeter related to Oi and Contax acquisition (Note 2)								709,690,052	709,690,052
Portugal Telecom’s shares acquired by Oi (Note 1)	—	(148,311,037)	—	—	—	—	(148,311,037)	—	(148,311,037)
Share distribution and redemption of Brasil Telecom shares (Note 1)	—	—	—	—	—	—	—	(86,347,388)	(86,347,388)
Acquisitions, disposals and share capital increases	—	—	—	—	—	—	—	4,476,362	4,476,362
Realization of revaluation reserve	—	—	—	—	(32,171,440)	32,171,440	—	—	—
Income recognized directly in equity	—	—	—	—	—	(467,130,597)	(467,130,597)	(75,853,886)	(542,984,483)
Income recognized in the income statement	—	—	—	—	—	333,471,494	333,471,494	69,667,004	403,138,498
Balance as at 30 September 2011	26,895,375	(326,382,864)	6,773,139	6,970,320	661,111,962	2,617,123,169	2,992,491,101	787,603,882	3,780,094,983

(i) This caption includes a reduction of Euro 1,049 million, corresponding to the non-controling interests of Vivo as at the date of disposal of this business, and an increase Euro 8.7 million resulting from the acquisition of GPTI.

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM SGPS, S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE NINE MONTH PERIODS ENDED 30 SEPTEMBER 2010 AND 2011

Euro

	Notes	9M11	9M10

OPERATING ACTIVITIES
Collections from clients		4,938,274,066	3,090,368,148
Payments to suppliers		(2,193,808,568)	(1,522,382,716)
Payments to employees		(746,419,877)	(469,580,537)
Payments relating to income taxes	18.b	(119,397,318)	(37,657,867)
Payments relating to post retirement benefits, net	6	(148,645,463)	(84,692,826)
Payments relating to indirect taxes and other		(455,779,026)	(150,901,417)
Cash flows from operating activities from continuing operations	18.a	1,274,223,814	825,152,785
Cash flows from operating activities from discontinued operations	11	—	603,033,383
Cash flows from operating activities (1)		1,274,223,814	1,428,186,168

INVESTING ACTIVITIES
Cash receipts resulting from:
Short-term financial applications	18.c	84,162,241	11,684,490
Financial investments	18.d	170,496,269	1,288,284
Tangible and intangible assets		3,778,543	11,950,639
Interest and related income	18.e	247,921,023	41,507,027
Dividends	18.f	146,949,883	53,660,109
Other investing activities	18.g	44,604,303	422,318
		697,912,262	120,512,867
Payments resulting from:
Short-term financial applications	18.c	(405,976,146)	(251,751,834)
Financial investments	18.h	(2,075,048,786)	(335,652)
Tangible and intangible assets		(877,102,712)	(619,532,709)
Other investing activities	18.h	(31,378,084)	(12,095,651)
		(3,389,505,728)	(883,715,846)
Cash flows from investing activities related to continuing operations		(2,691,593,466)	(763,202,979)
Cash flows from investing activities related to discontinued operations	11	—	4,399,821,507
Cash flows from investing activities (2)		(2,691,593,466)	3,636,618,528

FINANCING ACTIVITIES
Cash receipts resulting from:
Loans obtained	18.i	5,326,583,616	15,489,643,417
Subsidies		726,972	1,556,535
Other financing activities		854,747	48,042
		5,328,165,793	15,491,247,994
Payments resulting from:
Loans repaid	18.i	(3,606,285,886)	(14,535,697,615)
Interest and related expenses		(433,508,613)	(222,576,418)
Dividends	18.j	(1,189,188,769)	(560,931,289)
Acquisition of treasury shares	18.k	(86,819,821)	—
Other financing activities	18.l	(47,368,837)	(5,973,602)
		(5,363,171,926)	(15,325,178,924)
Cash flows from financing activities related to continuing operations		(35,006,133)	166,069,070
Cash flows from financing activities related to discontinued operations	11	—	(359,060,119)
Cash flows from financing activities (3)		(35,006,133)	(192,991,049)

Cash and cash equivalents at the beginning of the period		4,764,732,734	1,449,516,549
Change in cash and cash equivalents (4)=(1)+(2)+(3)		(1,452,375,785)	4,871,813,647
Effect of exchange differences		(105,866,066)	46,719,438
Cash and cash equivalents of non-current assets held for sale	14	(2,973,018)	—
Cash and cash equivalents of discontinued operations as at the date of disposal		—	(382,468,228)
Cash and cash equivalents at the end of the period		3,203,517,865	5,985,581,406

The accompanying notes form an integral part of these financial statements.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements as at 30 September 2011

(Amounts stated in Euros, except where otherwise mentioned)

1.      Introduction

Portugal Telecom, SGPS, SA (“Portugal Telecom”) and its subsidiaries (“Group”, “Portugal Telecom Group”, or “the Company”) are engaged in rendering a comprehensive range of telecommunications and multimedia services in Portugal, Brazil and other countries or regions, including Africa.

On 28 March 2011, Portugal Telecom concluded the acquisition process of the investments in Oi and Contax and the agreements with the controlling shareholders of these companies, for a total cash consideration of R$8,437 million (Note 2).

Telemar Norte Leste, S.A. (“Telemar”), which uses the brand named Oi, is the leading provider of telecommunication services in the Brazilian market and the largest fixed telecommunications operator in South America in terms of active clients. Following the share capital increases undertaken, on 28 March 2011, by Telemar Participações, S.A. (“Telemar Participações”), Tele Norte Leste Participações, S.A. (“TNL”) and Telemar, Portugal Telecom acquired on that date a direct and indirect stake of 25.3% in Telemar for a total cash consideration of R$ 8.32 billion (Euro 3.68 billion). Under the terms of the agreements entered into with the controlling shareholders, Portugal Telecom shares the power to govern the financial and operating policies of these companies, resulting in the proportional consolidation of its direct and indirect stake in Telemar Participações (25.6%), which fully consolidates TNL and Telemar. This transaction was completed following the Memorandum of Understanding entered into, on 28 July 2010, by Portugal Telecom with Andrade Gutierrez Participações, S.A. (“AG”) and LF Tel, S.A. (“LF”), two of the main shareholders of Telemar Participações, which sets the principles for the development of a strategic partnership between Portugal Telecom and Oi Group.

The purpose of the strategic partnership between Portugal Telecom and Oi is to develop a global telecommunications platform that will allow for cooperation in diverse areas, with a view to, among other things, sharing best practices, achieving economies of scale, implementing research and development initiatives, developing new technologies, expanding internationally, particularly in Latin America and Africa, diversifying the services provided to customers, maximizing synergies and reducing costs, and seeking to offer constant high quality services to our corporate and individual customers, while creating and adding value for our shareholders.

Under the strategic partnership between Portugal Telecom and Oi, it was envisaged that, amongst other purposes, Oi would use part of the proceeds received from the share capital increase for the acquisition of up to 10% of the outstanding shares of Portugal Telecom. Up to 30 September 2011, Oi acquired 64,557,566 shares of Portugal Telecom (Note 12), representing 7% of outstanding shares. As mentioned below, Portugal Telecom’s share in this investment was classified as treasury shares in its Consolidated Statement of Financial Position and amounted to Euro 148 million as at 30 September 2011, including Euro 61 million (Note 2) related to shares acquired before the end of March 2011 and Euro 87 million (Note 18.k) related to shares acquired during the second quarter of 2011.

Additionally, on 28 March 2011, Portugal Telecom concluded the acquisition of a 16.2% stake in CTX Participações S.A. (“CTX”) for a consideration of R$ 116 million (Euro 50 million). CTX is the controlling shareholder of and fully consolidates Contax, S.A. (“Contax”), one of the leading corporate services company and the leader in contact centre services in Brazil. As a result of this acquisition, Portugal Telecom acquired a direct (16.2%) and indirect stake (25.8%, via AG and LF) of 42.0% in CTX and an indirect stake of 14.1% in Contax. CTX, which controls and fully consolidates Contax, is proportionally consolidated in Portugal Telecom’s financial statements, considering the corporate governance rights attributed to Portugal Telecom under the shareholders agreements entered into by the Company.

The final step of the acquisition of Contax, which included the acquisition of Dedic/GPTI (Portugal Telecom’s Business Process Outsourcing provider) by Contax, was completed on 1 July 2011, as the Board of Directors and the Shareholders’ Meetings of Dedic, CTX and Contax approved the following operations: (1) the exchange of Portugal Telecom’s investment in Dedic/GPTI for a 7.6% stake in Contax; (2) the exchange of a 1.3% stake in Contax held by Portugal Telecom for an additional 3.7% stake in CTX; and (3) the disposal by Portugal Telecom to CTX of a 2.0% stake in Contax for a total amount of R$49.7 million (Euro 22 million). As a result of these operations, Portugal Telecom’s direct and indirect stakes in CTX and Contax were increased from 42.0% to 44.4% and from 14.1% to 19.5%, respectively, and Dedic/GPTI became a wholly owned subsidiary of Contax and, as such, its assets, liabilities and results were proportionally consolidated as from 1 July 2011, together with Contax. Additionally, a total goodwill of Euro 47 million (Note 15) was recorded, corresponding to the difference between the fair value and the carrying amount of the net assets acquired by both Portugal Telecom and Contax.

In April 2011, moving ahead with its internationalization strategy, Contax completed the acquisition of 100% of Allus Global BPO Center (“Allus”) for an amount of R$245 million (Note 2). Consequently, the results of Contax, which are proportionally consolidated in Portugal Telecom’s Income Statement as from 1 April 2011, include the full consolidation of the results of Allus as from 1 May 2011. Allus is one of the largest contact center service providers in Latin America, with operations in Argentina, Colombia and Peru and commercial activities in the United States and Spain. With this acquisition, Contax took an important step towards becoming one of the most complete global BPO (Business Process Outsourcing) providers, dedicated to supporting its clients throughout their entire customer relationship chain.

On 24 May 2011, in a pre-meeting of the shareholders of Telemar Participações, in accordance with the terms of the Shareholders Agreement of this company, its shareholders approved to instruct the managements of Telemar Participações and of each of its controlled companies TNL, Telemar, Coari Participações (“Coari”) and Brasil Telecom (together “Oi Companies”) to conduct the relevant analysis and implement the required procedures for the execution of a corporate reorganization of the Oi companies (the “Corporate Reorganization”). Regarding this corporate reorganization, the following should be mentioned:

•    The main steps necessary to conclude this corporate reorganization include:

(a)   The share exchange of newly issued shares of Coari for currently outstanding shares issued by Telemar, resulting in Telemar becoming a wholly-owned subsidiary of Coari;

(b)   The merger of Coari into Brasil Telecom, with Coari ceasing to exist;

(c)   The merger of TNL into Brasil Telecom, with TNL ceasing to exist; and

(d)   The distribution of redeemable shares of Brasil Telecom exclusively to holders of Brasil Telecom prior to the merger, with cash redemption of such shares to be made immediately after their issuance for an amount of R$1,502 million, which shall be reflected in the calculation of the exchange ratios. Considering the commitment underlying these operations, Brasil Telecom recognized this amount payable to its shareholders, including R$740 million payable to its controlling shareholder Coari Participações (49,3%), which is fully owned by Telemar, and R$ 762 million payable to non-controlling interests. Consequently, Portugal Telecom proportionally consolidated the liability related to non-controlling interests amounting to Euro 86 million as at the date of the deliberation, which was included under the caption “Other current liabilities”.

Following these operations, Brasil Telecom, which shall be renamed Oi, S.A., will consolidate all of the current equity interests of the Oi Companies, and will be the only of the Oi Companies to have its shares listed on the stock exchange.

•    The main benefits associated with this reorganization include, among other things, simplifying the corporate structure of the Oi Companies, consolidating the Oi Companies’ shareholders bases, significantly increasing the liquidity of the shares of the Oi Companies, consolidating the Oi Companies’ balance sheets allowing for the definition of a long term dividend policy and reducing operational, administrative and financial costs.

•    In order to conclude this corporate reorganization, TNL, Telemar and Brasil Telecom constituted Special Independent Committees, each of which will negotiate the conditions of the transactions involving its company, including the definition of the exchange ratios, and submit its recommendations to the Board of Directors of each company.

•    On 1 August 2011, as a result of the analysis made by each independent committees individually and the negotiations held among all, the independent committees informed the president of the Board of Directors of each of those companies about the exchange ratios recommended that the Oi Companies’ respective Board of Directors should adopt in relation to the mergers of Coari and TNL into Brasil Telecom.

•    The shareholders meetings of Brasil Telecom, TNL, Coari and Telemar that will vote on the transactions described above are expected to be convened in order to be held during the fourth quarter of 2011 or the first quarter of 2012.

On 26 July 2011, Portugal Telecom’s General Meeting of Shareholders approved an amendment to the Company’s Bylaws, eliminating the special rights granted to the 500 Class A shares (the so-called “golden share”).

During the year 2010, Vivo was classified as a discontinued operation following the agreement reached by Portugal Telecom with Telefónica on 28 July 2010 for the disposal of its 50% stake in Brasilcel, which was completed in September 2010. Consequently, financial information relating to this business was restated to be presented as a discontinued operation.

The accompanying consolidated financial statements were approved by the Board of Directors and authorized for issue on 27 October 2011.

2.      Basis of presentation

These consolidated financial statements have been prepared in accordance with International Accounting Standard Nº. 34 “IAS 34 Interim Financial Reporting”. These financial statements do not include all the information required by the International Financial Reporting Standards (“IFRS”) and accordingly should be read in conjunction with the consolidated financial statements for the year ended 31 December 2010. In addition, further explanations for the main changes of revenues and costs are disclosed in our interim management report, which should be read in conjunction with these interim consolidated financial statements.

The consolidation principles followed in the preparation of these interim financial statements are the same as were applied in the preparation of the last annual consolidated financial statements.

Changes in the consolidation perimeter

The main changes in the consolidation perimeter relate to the acquisition of direct and indirect stakes in Telemar and Contax, completed on 28 March 2011, following which Portugal Telecom proportionally consolidated its assets and liabilities as from 31 March 2011 and its results as from 1 April 2011, as explained above. The investment in Telemar was realized through the acquisition of a direct stake in this company and indirectly through the acquisition of stakes in the share capital of its controlling shareholders, while the investment in Contax was realized indirectly through the acquisition of a stake in the share capital of CTX.

The investments in Telemar and Contax were acquired through the subsidiaries Bratel Brasil, S.A. and Portugal Telecom Brasil, S.A., respectively, and were structured as follows as at 28 March 2011(acquisition date):

				Stake as at 28 March 2011 (a)
Company	Notes	Head office	Activity	Direct	Effective
PASA Participações, S.A.		Belo Horizonte	Management of investments.	Bratel Brasil, S.A. (35.0%)	35.0%

EDSP75 Participações, S.A.		São Paulo	Management of investments.	Bratel Brasil, S.A. (35.0%)	35.0%

AG Telecom Participações, S.A.		Belo Horizonte	Management of investments.	PASA Participações, S.A. (100%)	35.0%

Luxemburgo Participações, S.A.		Belo Horizonte	Management of investments.	AG Telecom Participações, S.A. (100%)	35.0%

LF Tel, S.A.		São Paulo	Management of investments.	EDSP75 Participações, S.A. (100%)	35.0%

Telemar Participações, S.A.	(b)	Rio de Janeiro	Management of investments.	Bratel Brasil, S.A. (12.1%); AG Telecom Participações, S.A. (12.9%); Luxemburgo Participações, S.A. (6.5%); LF Tel, S.A. (19.4%)	25.6%

Tele Norte Leste Participações, S.A.	(c)	Rio de Janeiro	Management of investments.	Bratel Brasil, S.A. (10.5%); Luxemburgo Participações, S.A. (2.4%); LF Tel, S.A. (2.4%); Telemar Participações (22.2%)	17.9%

Telemar Norte Leste, S.A.	(d)	Rio de Janeiro	Provider of telecommunications services in Brazil.	Bratel Brasil, S.A. (9.4%); Luxemburgo Participações, S.A. (3.3%); LF Tel, S.A. (3.3%); Telemar Participações (3.8%); TNL (70.5%)	25.3%

CTX Participações, S.A.	(b)	Rio de Janeiro	Management of investments.	Portugal Telecom Brasil, S.A. (16.2%); AG Telecom Participações, S.A. (25.4%); Luxemburgo Participações, S.A. (11.4%); LF Tel, S.A. (36.8%)	42.0%

Contax Participações, S.A.	(e) (f)	Rio de Janeiro	Management of investments.	CTX Participações (33.5%)	14.1%

Contax, S.A.	(f)	Rio de Janeiro	Call center services.	Contax Participações (100%)	14.1%

(a)   Except for the changes mentioned below, there were no other relevant changes in the ownership structures of Telemar and Contax between the acquisition date of these investments (28 March 2011) and the date of the Consolidated Statement of Financial Position (30 September 2011).

(b)   Under the terms of the acquisition of the stakes in Oi and Contax and of the agreements entered into with its controlling shareholders, Portugal Telecom shares the power to govern the financial and operating policies, resulting in the proportional consolidation of Portugal Telecom’s direct and indirect stakes in Telemar Participações (25.6%), which fully consolidates TNL, Telemar and all its subsidiaries, and in CTX (42.0%), which fully consolidates Contax Participações, Contax and its subsidiaries. Following the operations completed on 1 July 2011 regarding the Contax transaction, as mentioned above, Portugal Telecom increased its effective stake in CTX to 44.4%.

(c)   The voting rights of Telemar Participações in TNL are 56.4%.

(d)   The voting rights of TNL in Telemar are 98.0%.

(e)   The voting rights of CTX in Contax Participações were 69.3% as at 28 March 2011 and were increased to 71.6% following the operations completed on 1 July 2011.

(f)    Following the operations completed on 1 July 2011 regarding the Contax transaction, as mentioned above, Portugal Telecom obtained a direct stake of 4.3% in Contax Participações and increased its effective stakes in Contax Participações and Contax, S.A. from 14.1% to 19.5%.

Oi Group is the leading provider of telecommunication services in the Brazilian market, providing these services through Telemar and its subsidiaries, as follows:

•    Telemar renders fixed telephone services in Region I of Brazil;

•    TNL PCS, S.A. renders mobile telephone services in Regions I and III of Brazil (99.7% owned by Telemar);

•    Brasil Telecom, S.A. (“Brasil Telecom”) renders fixed telephone services in Region II of Brazil (49.3% indirectly owned by Telemar, with voting rights of 79.6%);

•    14 Brasil Telecom Celular, S.A. renders mobile telephone services in Region II of Brazil (100% owned by Brasil Telecom);

•    Several other companies, including holding companies and companies rendering network services, data traffic services, financial services, services related to payment and credit systems and call center and telemarketing services.

The Company is currently in the process of assessing the fair value of the net assets acquired under this business combination and, consequently, on a preliminary basis, allocated the difference between the purchase price and the carrying value of net assets acquired to goodwill. Although IFRS 3 Business Combinations allows this process to be completed within one year from acquisition date, Portugal Telecom estimates to conclude this process up to 31 December 2011 and any fair value adjustments to be recorded under this purchase price allocation shall be recognized as of 1 April 2011.

The detail of the net assets proportionally consolidated in Portugal Telecom’s Statement of Financial Position related to Telemar (25.6%), Contax (42.0%) and its controlling shareholders and the goodwill recorded on a preliminary basis in connection with the transaction mentioned above is as follows:

Million

	28 Mar 2011 (acquisition date) (i)		31 Mar 2011 (i)
	Brazilian Reais	Euro	Euro
Assets	21,412	9,461	9,286
Cash and cash equivalents (Note 18.h)	3,911	1,728	1,696
Current accounts receivable	1,793	792	778
Current taxes receivable	691	305	300
Current judicial deposits (Note 13)	479	212	208
Tangible assets (Note 15)	6,069	2,681	2,632
Intangible assets (Note 15)	4,693	2,073	2,035
Deferred taxes (Note 10)	1,508	666	654
Non-current judicial deposits (Note 13)	1,790	791	776
Post retirement benefits (Note 6)	25	11	11
Other (ii)	454	201	197
Liabilities	15,578	6,882	6,756
Short-term debt (Note 16)	1,513	668	656
Current accounts payable	938	414	407
Current accrued expenses	845	374	367
Current taxes payable	733	324	318
Current provisions (Note 17)	492	217	213
Medium and long-term debt (Note 16)	7,131	3,150	3,092
Non-current taxes payable (iii)	719	317	312
Non-current provisions (Note 17)	1,370	605	594
Post retirement benefits (Note 6)	146	64	63
Deferred taxes (Note 10)	815	360	353
Other (iv)	877	387	381
Net assets acquired	5,834	2,579	2,530
Non-controlling interests	1,636	723	710
Sub-total	4,197	1,856	1,820
Treasury shares acquired (Note 1) (v)	142	61	61
Sub-total	4,339	1,917	1,882
Goodwill (Note 15)	4,098	1,810	1,777
Acquisition price (Note 18.h)	8,437	3,728	n.a.

(i)

The amounts as at 28 March 2011 correspond to the net assets acquired as at the acquisition date, while the amounts as at 31 March 2011 relate to the net assets proportionally consolidated for the first time in Portugal Telecom’s Statement of Financial Position. The difference between these amounts corresponds to changes in exchange rates and was recognised directly in shareholders’ equity and included in the Consolidated Statement of Comprehensive Income under the caption “Foreign currency translation adjustments”.

(ii)	This caption includes primarily prepaid expenses and non-current taxes receivable.

(iii)

Non-current taxes payable mainly relate to federal tax partial payment programmes in place in Brazil, under which companies enrolled a substantial portion of their tax debt to the National Treasury and the National Social Security Institute past due up to 30 November 2008.

(iv)

This caption includes primarily (1) dividends payable, which are included under the caption “Other current liabilities” of the Consolidated Statement of Financial Position, (2) non-current accounts payable, namely related to licenses payable to Anatel, which are included under the caption “Other non-current liabilities” of the Consolidated Statement of Financial Position, and (3) deferred income.

(v)

As at 31 March 2011, Oi had a 3.1% stake in Portugal Telecom, acquired by the end of March 2011. This investment was recorded as treasury shares under Portugal Telecom’s Consolidated Statement of Financial Position and was made in connection with the strategic partnership entered into between Portugal Telecom and Oi (Note 1).

The contribution of Oi, Contax and their controlling shareholders for Portugal Telecom’s net income in the nine and three month periods ended 30 September 2011 was Euro 35 million and Euro 14 million, respectively, detailed as follows:

Euro

	9M11	3Q11
REVENUES	1,857,912,608	932,833,186
COSTS, EXPENSES, LOSSES AND (INCOME)
Wages and salaries	326,502,604	176,096,337
Direct costs	349,830,772	176,994,580
Commercial costs	96,547,478	45,042,123
Supplies and external services and other expenses	320,816,138	150,727,921
Indirect taxes	87,658,420	44,522,455
Provisions and adjustments	96,330,164	50,927,047
Depreciation and amortisation (Note 15)	335,326,388	164,440,952
Post retirement benefits, net (Note 6)	3,279,040	1,703,412
Other costs, net	5,890,887	2,607,881
Income before financial results and taxes	235,730,717	119,770,478
Net interest expenses (Note 8)	114,738,147	65,396,398
Net other financial expenses	34,686,260	17,812,091
Income before taxes	86,306,310	36,561,989
Income taxes (Note 10)	37,021,676	8,800,826
Net income (before non-controlling interests)	49,284,634	27,761,163
Income attributable to non-controlling interests	13,882,780	13,547,115
Net income	35,401,854	14,214,048

The pro-forma of Portugal Telecom’s consolidated operating revenues and net income before non-controlling interests for the nine months period ended 30 September 2011 as if Oi, Contax and their controlling shareholders had been proportionally consolidated as from 1 January 2011 is as follows:

Euro million

	Reported	Oi and	Pro-forma
	figures	Contax effect	information
Operating revenues	4,416	890	5,306
Net income (before non-controling interests)	403	(65)	338

In April 2011, as mentioned above, Contax acquired an investment in Allus for an amount of R$245 million (Note 1), equivalent to R$103 million corresponding to the stake proportionally consolidated by Portugal Telecom. This investment was proportionally consolidated in Portugal Telecom’s Statement of Financial Position for the first time as at 30 April 2011. The detail of the net assets proportionally consolidated as at 30 April 2011 and the goodwill recorded on a preliminary basis in connection with this transaction is as follows:

Million

	Brazilian Reais	Euro
Assets	94	40
Current assets (i)	41	18
Tangible assets (Note 15)	16	7
Intangible assets (Note 15)	31	13
Other	5	2
Liabilities	59	25
Current liabilities	46	19
Medium and long-term debt	13	5
Other	1	0
Net assets acquired	35	15
Goodwill (Note 15)	68	29
Acquisition price (Note 18.h)	103	44

(i)    This caption includes cash and cash equivalents amounting to Euro 2 million, which were included in the Consolidation Statement of Cash Flows under the caption “Cash receipts resulting from financial investments” (Note 18.h).

As mentioned above, following the operations completed on 1 July 2011 regarding the Contax transaction, Dedic/GPTI is no longer fully consolidated by Portugal Telecom as it became a wholly owned subsidiary of Contax. Consequently, its assets, liabilities and results were proportionally consolidated as from 1 July 2011, together with Contax, while its results up to that date were fully consolidated in Portugal Telecom’s Income Statement.

In addition, in 2010, Vivo was classified as a discontinued operation following the agreement reached by Portugal Telecom with Telefónica on 28 July 2010 for the disposal of its 50% stake in Brasilcel, which was completed in September 2010. Consequently, financial information relating to this business was restated to be presented as a discontinued operation.

Except for the changes mentioned above, there are no other relevant changes in the consolidation Group that occurred during the nine months period ended 30 September 2011.

3.      Accounting policies, judgments and estimates

The accounting policies, judgments and estimates applied in these interim consolidated financial statements are consistent with those applied in Portugal Telecom’s last annual financial statements, despite these interim financial statements include certain accounting policies, judgments and estimates related to Oi and Contax operations which were not applicable as at 31 December 2010.

The following standards, revised standards or interpretations approved by the European Union became effective during the nine months period ended 30 September 2011, although their adoption had no impact in Portugal Telecom’s financial statements:

•    Amendments to IAS 24 Related Party Disclosures;

•    Amendments to IFRIC 14 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction;

•    IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments;

•    Amendments to IFRS 1 First Time Adoption of IFRS;

•    Amendments to IAS 32 Financial Instruments; and

•    Amendments to IFRS 7 Financial Instruments: Disclosures.

In 2011, the International Accounting Standards Board (“IASB”) issued the following new standards, which were not yet adopted by Portugal Telecom as they were not yet endorsed by the European Union and their application is only required in subsequent periods:

•    On 12 May 2011, the IASB issued IFRS 10 Consolidated Financial Statements, which establishes the principles for the presentation and preparation of consolidated financial statements when an entity controls one or more entities. IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. IFRS 10 replaces the consolidation requirements in SIC 12 Consolidation — Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements. The Company is accessing the impacts of the adoption of this standard, which is effective for annual periods beginning on or after 1 January 2013;

•    On 12 May 2011, the IASB issued IFRS 11 Joint Arrangements, which classifies joint arrangements as either joint operations (combining the existing concepts of jointly controlled assets and jointly controlled operations) or joint ventures (equivalent to the existing concept of a jointly controlled entity) and requires the use of the equity method of accounting for interests in joint ventures thereby eliminating the proportionate consolidation method. This standard, which supersedes IAS 31 Interest in Joint Ventures and SIC 13 Jointly Controlled Entities — Non-Monetary Contributions by Ventures, is effective for annual periods beginning on or after 1 January 2013. Upon the adoption of this new standard, Portugal Telecom will not proportionally consolidate its investments in Oi and Contax;

•    On 12 May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities, which is applicable to entities that have an interest in subsidiaries, joint arrangements, associates or unconsolidated structured entities, establishes disclosure objectives and specifies minimum disclosures that an entity must provide to meet those objectives. In accordance with this standard, an entity should disclose information that helps users of its financial statements to evaluate the nature of and risks associated with its interests in other entities and the effects of those interests on its financial statements. The Company is accessing the impacts of the adoption of this standard, which is effective for annual periods beginning on or after 1 January 2013;

•    On 12 May 2011, the IASB issued IFRS 13 Fair Value Measurement, which establishes a single source of guidance for fair value measurement under IFRS. Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”. The Company is accessing the impacts of the adoption of this standard, which is effective for annual periods beginning on or after 1 January 2013;

•    Following the changes mentioned above, the standards IAS 27 Consolidated and Separate Financial Statements and IAS 28 Investments in Associates were revised accordingly;

•    On 16 June 2011, the IASB issued amendments to IAS 19 Employee Benefits, which include primarily: (i) the elimination of an option to defer the recognition of actuarial gains and losses, known as the ‘corridor method’; (ii) streamlining the presentation of changes in assets and liabilities arising from defined benefit plans, including requiring remeasurements to be presented in other comprehensive income, thereby separating those changes from changes that many perceive to be the result of an entity’s day-to-day operations; and (iii) enhancing the disclosure requirements for defined benefit plans, providing better information about the characteristics of defined benefit plans and the risks that entities are exposed to when participating in those plans. This standard is effective for annual periods beginning on or after 1 January 2013. The Company is accessing the impacts resulting from the adoption of this revised standard, although it should be mentioned that Portugal Telecom recognizes actuarial gains and losses directly in shareholders’ equity.

4.      Exchange rates

As at 30 September 2011 and 31 December 2010, assets and liabilities denominated in Brazilian Reais were translated to Euros using the exchange rates of 2.5067 and 2.2177 Brazilian Reais to the Euro, respectively. During the nine month periods ended 30 September 2011 and 2010, the income statements of subsidiaries expressed in Brazilian Reais were translated to Euros using the average exchange rates of 2.2942 and 2.3410 Brazilian Reais to the Euro, respectively.

5.      Segment reporting

Following the acquisition of a 25.3% stake in Oi, the results of which were proportionally consolidated as from 1 April 2011, Portugal Telecom discloses it as an operating segment since the Company’s management currently reviews and assesses its performance periodically. This operating segment, named Oi, includes the holding company TNL and Telemar Norte Leste and its subsidiaries.

Up to 30 June 2011, Portugal Telecom’s operating segments in Portugal, which were organized based on the type of technology used to provide its services and products to its customers, included the Wireline (fixed telecommunication services rendered through PT Comunicações and PT Prime) and Mobile (mobile telecommunication services rendered through TMN) operating segments. Following the progressive integration of the fixed line and mobile services and products offered to its customers, Portugal Telecom changed, as from that date, the disclosure of its operating segments in Portugal, replacing the former operating segments “Wireline in Portugal” and “Mobile in Portugal” for one operating segment named “Telecommunications in Portugal” that includes all telecommunications services in Portugal. This change is consistent with the way the Company’s management reviews and assesses the performance of its business in Portugal. Following this change, the corresponding financial information for previous years was restated.

As a result of the changes mentioned above, the operating segments as at 30 September 2011 are as follows: (i) Telecommunications in Portugal; and (ii) Telecommunications in Brazil - Oi. There is no difference between operating and reportable segments.

In the nine and three month periods ended 30 September 2011 and 2010, revenues by operating segment and its contribution to the Group’s consolidated revenues were as follows:

Euro

	9M11			9M10
	Standalone	Intragroup	Consolidated	Standalone	Intragroup	Consolidated
	revenues	revenues	revenues	revenues	revenues	revenues
Revenues relating to reportable segments:
Telecommunications in Portugal (i)	2,173,602,149	(17,092,067)	2,156,510,082	2,354,697,030	(16,153,114)	2,338,543,916
Telecommunications in Brazil - Oi (ii)	1,633,713,628	(2,200,648)	1,631,512,980	—	—	—
Revenues relating to other businesses (iii)	1,077,219,510	(449,424,810)	627,794,700	825,460,030	(371,443,304)	454,016,726
Group consolidated revenues			4,415,817,762			2,792,560,642

Euro

	3Q11			3Q10
	Standalone	Intragroup	Consolidated	Standalone	Intragroup	Consolidated
	revenues	revenues	revenues	revenues	revenues	revenues
Revenues relating to reportable segments:
Telecommunications in Portugal (i)	731,008,804	(7,213,977)	723,794,827	789,310,028	(6,056,284)	783,253,744
Telecommunications in Brazil - Oi (ii)	801,442,855	(1,096,111)	800,346,744	—	—	—
Revenues relating to other businesses (iii)	406,978,914.15	(184,102,071)	222,876,843	324,790,288	(155,879,900)	168,910,388
Group consolidated revenues			1,747,018,414			952,164,132

(i)    The reduction in revenues from telecommunications in Portugal in the nine months period ended 30 September 2011 (Euro 181 million) is primarily explained by: (1) revenue decline in the Personal customer segment (Euro 73 million), including lower equipment sales (Euro 10 million), lower interconnection revenues (Euro 22 million), mainly as a result of the negative impact of lower Mobile Termination Rates (“MTRs”), and lower customer revenues (Euro 42 million) that reflect challenging economic conditions, including a VAT increase (+3pp in the first half of 2011 and +2pp in the third quarter of 2011), coupled with increasing popularity of tribal plans; (2) lower revenues driven by the Enterprise customer segment (Euro 81 million), penalized by the economic environment and consequent cost cutting efforts from companies and also by a schools project that took place in 2010; and (3) lower revenues from wholesale and other businesses (Euro 56 million), including the impact from the decline in the directories business (Euro 16 million). These effects were partially offset by an increase in revenues from the Residential customer segment, mainly related to Pay-TV and broadband revenues, which are underpinned by the success of Meo’s double and triple play offers.

(ii)   As mentioned in Note 1, the results of Oi were proportionally consolidated as from 1 April 2011.

(iii)   The increase in the contribution of other businesses to consolidated revenues in the nine and three month periods ended 30 September 2011 relates mainly to (1) the impact of the proportional consolidation of Contax as from 1 April 2011 (Euro 226 million and Euro 132 million, respectively) and (2) improved revenue performance of MTC (mobile operator in Namibia) and Timor Telecom. These effects were partially offset by a lower contribution from Dedic/GPTI, as this business was fully consolidated until 30 June 2011 and then integrated in Contax.

In the nine and three month periods ended 30 September 2011 and 2010, the reconciliation between income before financial results and taxes relating to operating segments and the Group’s consolidated net income is as follows:

Euro

	9M11	9M10	3Q11	3Q10
Income before financial results and taxes relating to operating segments:
Telecommunications in Portugal (i)	422,177,145	413,203,416	141,466,247	80,020,018
Telecommunications in Brazil - Oi (ii)	240,486,853	—	121,321,917	—
Income before financial results and taxes relating to other businesses (iii)	12,433,499	(7,838,665)	15,849,491	(16,040,887)
Income before financial results and taxes	675,097,497	405,364,751	278,637,655	63,979,131
Financial gains and (losses):
Net interest expenses (Note 8)	(199,426,072)	(175,549,954)	(118,170,429)	(56,944,015)
Equity in earnings of associated companies, net (iv)	169,098,713	65,375,621	46,599,246	(18,544,647)
Net other financial losses (Note 9)	(86,543,057)	(35,467,825)	(17,070,168)	(23,287,711)
Income taxes (Note 10)	(155,088,583)	(64,127,014)	(53,309,631)	(37,603,344)
Net income from continuing operations	403,138,498	195,595,579	136,686,673	(72,400,586)
Net income from discontinued operations (Note 11)	—	5,551,451,400	—	5,474,765,812
Net income	403,138,498	5,747,046,979	136,686,673	5,402,365,226

(i)

The improvement in this caption in the nine and three month periods ended 30 September 2011, as compared to the same periods of last year, is primarily explained by (1) the cost cutting policy implemented at Portuguese operations, which led to a reduction in other operating expenses, (2) lower post retirement benefits costs, due to the transfer to the Portuguese State of the unfunded regulatory pension obligations (Note 6), completed in December 2010, and (3) certain non-recurring costs recognized in the third quarter of 2010 (Note 7). These effects more than offset the decrease in net service revenues (service revenues minus direct costs).

(ii)

As mentioned in Note 1, the results of Oi were proportionally consolidated as from 1 April 2011. In the third quarter of 2011, Oi received an information from the manager of one of its post retirement benefits plans that the company will receive a reimbursement amounting to 354 million Brazilian Reais. As this plan presents a surplus position for which an assets is not recorded (Note 6), Oi recorded a receivable and a gain of the same amount in the third quarter of 2011.

(iii)

The improvement in this caption in the nine and three month periods ended 30 September 2011, as compared to the same periods of last year, is primarily explained by the expenses incurred in the third quarter of 2010, amounting to Euro 25 million, for services rendered in relation to the acquisition process of the investment in Oi, as mentioned in Note 7.

(iv)

In the nine months period ended 30 September 2011, this caption includes a gain of Euro 38 million related to the completion of the disposal of the investment in UOL (Note 14), while in the nine and three month periods ended 30 September 2010, this caption includes the recognition of non-recurring losses on the carrying value of certain investments in associate companies totalling Euro 72 million. Adjusting for these effects, and Portugal Telecom’s share in UOL’s earnings in the nine months period ended 30 September 2010 (Euro 14 million), equity in earnings of associated companies would have amounted to Euro 131 million and Euro 124 million in the nine month periods ended 30 September 2011 and 2010, respectively, reflecting primarily the improvement in earnings of Unitel, notwithstanding the devaluation of local currency, and CTM.

In the nine and three month periods ended 30 September 2011 and 2010, capital expenditures by operating segment and their reconciliation to the consolidated capital expenditures are as follows (Note 15):

Euro

	9M11	9M10	3Q11	3Q10
Telecommunications in Portugal	400,488,943	403,136,701	149,605,882	138,515,394
Telecommunications in Brazil - Oi	223,178,934	—	106,545,274	—
Other businesses	80,100,379	90,436,778	29,632,704	42,912,995
	703,768,256	493,573,479	285,783,860	181,428,389

The change in capital expenditures in the nine months period ended 30 September 2011, as compared to the same period of last year, reflects primarily the following effects:

•             A reduction in the Portuguese operations, reflecting a decline in capital expenditures related to residential customers as a result of: (1) a lower number of set-top boxes per fiber TV customer as compared to ADSL; (2) lower unitary cost of set-top boxes, optical network terminators and home gateways, and (3) improved refurbishment rates of set-top boxes. These effects were partially offset by an increase in capital expenditures related to mobile network, explained by investments in the swap of TMN’s 2G equipments to LTE (4G) enabled equipment and investments in capacity of existing 3G and 3.5G networks, namely in urban areas;

•             The proportional consolidation of Oi’s capital expenditures as from 1 April 2011; and

•             A decrease in capital expenditures of other businesses, reflecting primarily lower capital expenditures at (1) Dedic/GPTI business, due to investments undertaken in the first quarter of 2010 related to the expansion of Dedic, namely the construction of new sites, and its integration in Contax as from 1 July 2011, (2) MTC, in Namibia, and (3) CVT, in Cape Verde. These effects more than offset the impact of the proportional consolidation of Contax as from 1 April 2011 (Euro 16 million), including Dedic/GPTI as from 1 July 2011, and higher capital expenditures at Timor Telecom.

6.                   Post retirement benefits

As at 30 September 2011, the Company did not obtain an actuarial valuation to recognize post retirement benefits and therefore costs recorded during the nine and three month periods ended 30 September 2011 are based on the 31 December 2010 actuarial studies, adjusted only by curtailment costs incurred during those periods.

As at 30 September 2011, the projected post retirement benefits obligations (PBO) from Portuguese operations, which relate to pension complements and healthcare benefits, totaled Euro 434 million and the market value of assets under management amounted to Euro 381 million, as compared to Euro 472 million and Euro 448 million as at 31 December 2010, respectively. In addition, Portugal Telecom had liabilities with salaries payable to suspended and pre-retired employees amounting to Euro 824 million as at 30 September 2011, as compared to Euro 924 million as at 31 December 2010, which are not subject to any legal funding requirement. These salaries are paid on a monthly basis directly by Portugal Telecom to beneficiaries until retirement age. As at 30 September 2011, Portugal Telecom had unrecognized prior years’ service gains related to unvested rights amounting to Euro 17 million and therefore net benefits obligations from Portuguese operations recorded in the Consolidated Statement of Financial Position amounted to Euro 895 million.

In addition, following the acquisition of the investment in Oi, concluded on 28 March 2011 (Note 1), Portugal Telecom proportionally consolidated net post retirement benefits obligations of that company, which amounted to Euro 52 million as at 31 March 2011, including a liability of Euro 63 million (Note 2) and an asset of Euro 11 million (Note 2), and Euro 51 million as at 30 September 2011. These net obligations mainly relate to pension benefits under several plans with different characteristics, including defined contribution plans and defined benefits plans, most of which are already closed to new participants. Oi also has several plans that present a surplus position and for which an asset is not recorded as it is not possible to obtain reimbursements for the excess financing of those plans.

During the nine month periods ended 30 September 2010 and 2011, the movements occurred in post retirement benefits obligations, net of the market value of plan assets and unrecognized prior year service gains, were as follows:

Euro

			Salaries to
			pre-retired and
	Pension	Healthcare	suspended
	benefits	benefits	employees	Total
Balance as at 31 December 2009	764,851,062	(65,540,099)	791,441,962	1,490,752,925
Periodic post retirement benefits costs	26,943,017	(3,182,817)	29,707,500	53,467,700
Work force reduction costs	120,332	—	6,579,828	6,700,160
Net actuarial losses	60,870,023	11,753,614	—	72,623,637
Payments, contributions and reimbursements	(35,676,487)	70,727,897	(115,591,427)	(80,540,017)
Balance as at 30 September 2010	817,107,947	13,758,595	712,137,863	1,543,004,405

Euro

	Portuguese operations				Oi
			Salaries to
	Pension		pre-retired and
	benefits	Healthcare	suspended		Pension	Healthcare
	complements	benefits	employees	Sub-total	benefits	benefits	Sub-total	Total
Balance as at 31 December 2010	25,772,632	16,767,576	924,324,397	966,864,605	—	—	—	966,864,605
Changes in the consolidation perimeter (Note 2)	—	—	—	—	52,083,050	406,094	52,489,144	52,489,144
Periodic post retirement benefits costs	(536,463)	(1,328,197)	23,539,309	21,674,649	3,257,715	21,325	3,279,040	24,953,689
Work force reduction costs	—	—	3,778,437	3,778,437	—	—	—	3,778,437
Net actuarial losses	7,956,834	25,014,786	—	32,971,620	—	—	—	32,971,620
Payments, contributions and reimbursements	(677,781)	(2,017,820)	(127,570,339)	(130,265,940)	(303,751)	(1,540)	(305,291)	(130,571,231)
Foreign currency translation adjustments	—	—	—	—	(4,424,623)	(34,224)	(4,458,847)	(4,458,847)
Balance as at 30 September 2011	32,515,222	38,436,345	824,071,804	895,023,371	50,612,391	391,655	51,004,046	946,027,417

Certain post retirement benefits plans that have a surplus position, for which an asset can be recorded as it is possible to obtain reimbursements for the excess financing of those plans, are presented in the Consolidated Statement of Financial Position separately from those plans with a deficit position. As at 30 September 2011 and 31 December 2010, net post retirement obligations were recognized in the Consolidated Statement of Financial Position as follows:

Euro

	30 Sep 2011	31 Dec 2010
Pension plans with a deficit position	94,902,412	27,700,623
Salaries to pre-retired and suspended employees	824,071,804	924,324,397
Healthcare plan with a deficit position	38,828,000	16,767,576
Plans with a deficit position	957,802,216	968,792,596
Pension plans with a surplus position	(11,774,799)	(1,927,991)
	946,027,417	966,864,605

The detail of post retirement benefits costs in the nine and three month periods ended 30 September 2011 and 2010 is as follows:

Euro

	9M11	9M10	3Q11	3Q10
Post retirement benefits costs
Portuguese operations (i)
Periodic service cost	2,645,700	6,111,065	881,900	2,037,021
Interest cost	39,750,466	151,532,883	13,249,981	50,510,961
Expected return on plan assets	(19,579,748)	(102,723,991)	(6,526,582)	(34,241,330)
Amortization of prior years service gains	(1,141,769)	(1,452,257)	(380,591)	(484,085)
	21,674,649	53,467,700	7,224,708	17,822,567
Service cost related to liabilities transferred to the Portuguese State (ii)	15,683,629	—	5,328,926	—
Sub-total	37,358,278	53,467,700	12,553,634	17,822,567
Oi (Note 2)
Periodic service cost	513,209	—	255,898	—
Interest cost	46,940,172	—	23,405,459	—
Expected return on plan assets	(69,094,848)	—	(34,452,294)	—
Amortization of prior years service gains	(103,901)	—	(51,807)	—
Effect of the limit on a defined benefit asset (iii)	25,024,408	—	12,546,156	—
Sub-total	3,279,040	—	1,703,412	—
Total post retirement benefits costs	40,637,318	53,467,700	14,257,046	17,822,567

Work force reduction costs
Work force reduction program	3,778,437	6,700,160	29,279	1,056,091
Termination payments	2,559,127	4,152,809	735,892	557,665
Total work force reduction costs	6,337,564	10,852,969	765,171	1,613,756

(i)

The decrease in post retirement benefits costs from Portuguese operations reflects primarily the impact of the transfer of the regulatory pension obligations to the Portuguese State, which was completed in December 2010.

(ii)

This caption corresponds to the contribution paid by Portugal Telecom to the Portuguese Social Security System, relating to the annual service of active employees that were entitled to pension benefits under the Company’s post retirement benefits plans transferred to the Portuguese State in December 2010.

(iii)

As mentioned above, Oi has several plans that present a surplus position for which an asset is not recorded as it is not possible to obtain reimbursements for the excess financing of those plans; accordingly, and considering the provisions of IFRIC 14 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction, losses are recognized for those plans for which an asset cannot be recognized.

The detail of net actuarial gains (losses) recorded in the Consolidated Statement of Comprehensive Income in the nine and three month periods ended 30 September 2011 and 2010, which relate to Portuguese operations, is as follows:

Euro

	9M11	9M10	3Q11	3Q10
Changes in actuarial assumptions (i)	36,259,333	—	—	—
Differences between actual data and actuarial assumptions (ii)	(69,230,953)	(72,623,637)	(32,195,584)	70,577,626
	(32,971,620)	(72,623,637)	(32,195,584)	70,577,626

(i)

Based on the long-term yield rates of high-rating bonds with similar maturities, Portugal Telecom, as at 30 June 2011, reviewed the discount rate actuarial assumption, increasing it from 4.75% to 5.50% for healthcare benefits and from 4.75% to 5.00% for pension complements. The impact of the change in this actuarial assumption was a gain of Euro 36 million recognized in the second quarter of 2011.

(ii)

Net actuarial losses recorded in the nine and three month periods ended 30 September 2011 and 2010 relate to the difference between actual and expected return on plan assets. In the nine month periods ended 30 September 2011 and 2010, the actual return on assets was -11.4% and +1.4%, respectively, as compared to the actuarial assumption of +4.5%.

Net cash out flows relating to post retirement benefits in the nine month periods ended 30 September 2011 and 2010 are as follows:

Euro

	9M11	9M10
Payments of salaries to pre-retired and suspended employees	127,570,339	115,591,427
Healthcare expenses (i)	2,019,360	4,272,103
Payments of pension complement benefits	677,781	578,879
Contributions to the pension funds	303,751	35,097,608
Reimbursement related to the excessive funding of the healthcare plan	—	(75,000,000)
	130,571,231	80,540,017
Service cost related to liabilities transferred to the Portuguese State (ii)	15,515,105	—
Termination payments	2,559,127	4,152,809
	148,645,463	84,692,826

(i)

In the nine month periods ended 30 September 2011 and 2010, the balance of this caption is net of reimbursements related to expenses paid on account by PT Comunicações amounting to Euro 11 million and Euro 9 million, respectively.

(ii)

This caption corresponds to the contribution paid by Portugal Telecom to the Portuguese Social Security System, relating to the annual service of active employees that were entitled to pension benefits under the Company’s post retirement benefits plans transferred to the Portuguese State in December 2010.

7.                   Other costs, net

The reduction in other costs in the nine and three month periods ended 30 September 2011, as compared to the same periods of last year, is mainly related to the following non-recurring items recognized in the third quarter of 2010: (1) adjustments totaling Euro 38 million in order to adjust certain receivables (Euro 26 million) and inventories (Euro 12 million) to their recoverable amounts; (2) provisions amounting to Euro 15 million to reflect estimated losses with certain legal actions; and (3) expenses incurred in the third quarter of 2010 for services rendered in relation to the acquisition of the investment in Oi Group (Euro 25 million).

8.                   Net interest expenses

In the nine and three month periods ended 30 September 2011 and 2010, this caption consists of (Note 5):

Euro

	9M11	9M10	3Q11	3Q10
Interest expense
Related to loans obtained and financial instruments	413,512,336	206,207,170	180,335,769	70,586,977
Other	36,630,716	6,685,641	15,158,913	2,195,768
Interest income
Related to cash, short-term investments and financial instruments	(245,350,956)	(33,400,885)	(76,166,299)	(14,261,347)
Other	(5,366,024)	(3,941,972)	(1,157,954)	(1,577,383)
	199,426,072	175,549,954	118,170,429	56,944,015

The increase in net interest expenses in the nine months period ended 30 September 2011, as compared to the same period of last year, is primarily explained by: (1) the impact of the proportional consolidation of Oi, Contax and their controlling shareholders as from 1 April 2011 (Euro 115 million — Note 2). Adjusting for this effect, net interest expenses would have decreased by Euro 91 million to Euro 85 million in the nine months period ended 30 September 2011, reflecting (1) the interest income recognized in the first quarter of 2011 resulting from cash deposits in Brazilian Reais that were used to pay the strategic investment in Oi on 31 March 2011, and (2) the interest income related to the effect resulting to the present value of the receivable from Telefónica regarding the disposal of Vivo. These effects more than offset the impact of the increase in the average net debt from Portuguese operations.

9.                   Net other financial losses

In the nine and three month periods ended 30 September 2011 and 2010, this caption consists of (Note 5):

Euro

	9M11	9M10	3Q11	3Q10
Net foreign currency exchange losses (i)	24,297,189	11,097,152	358,146	14,981,390
Other, net (ii)	62,245,868	24,370,673	16,712,020	8,306,321
	86,543,057	35,467,825	17,070,166	23,287,711

(i)

Losses recorded in the nine month periods ended 30 September 2011 and 2010 include primarily (1) the impacts of the depreciation of the US Dollar against the Euro on net assets denominated in US Dollars, and (2) the effect of the proportional consolidation of Oi and Contax as from 1 April 2011 (Euro 17 million), which is primarily related to the impact of the depreciation of the Brazilian Real against the US Dollar on Oi’s gross debt denominated in US Dollars that is not hedged through currency swaps or cash applications.

(ii)

This caption includes mainly banking services, financial taxes and other financing costs. The increase of this caption occured in the nine months period ended 30 September 2011, as compared to the same period of last year, reflects mainly: (1) financial taxes paid in Brazil during the first quarter of 2011 in connection with the transfer of funds for Portugal Telecom’s investment in Oi (Euro 14 million); and (2) the impact of the proportional consolidation of Oi and Contax as from 1 April 2011 (Euro 20 million).

10.             Income taxes

Following a change in Portuguese tax legislation occurred in the second quarter of 2010, Portugal Telecom and its subsidiaries located in Portugal are subject to Corporate Income Tax at a maximum aggregate tax rate of approximately 29.0%, corresponding to a base rate of 25%, which is increased up to a maximum of 1.5% of collectible profit through a municipal tax and by another 2.5% state surcharge applicable on taxable income in excess of Euro 2 million.

Companies located in Brazil, namely Oi and Contax that were proportionally consolidated as from 1 April 2011, are subject to income taxes at a nominal rate of 34%.

In the nine and three month periods ended 30 September 2011 and 2010, the reconciliation between the nominal and the effective income tax is as follows:

Euro

	9M11	9M10	3Q11	3Q10
Income before taxes	558,227,081	259,722,593	189,996,308	(34,797,242)
Statutory tax rate	29.0%	29.0%	29.0%	29.0%
	161,885,853	75,319,552	55,098,929	(10,091,200)
Adjustments to the provision for income taxes of the previous year	(7,673,135)	(1,652,162)	(2,700,971)	8,285,044
Tax incentives obtained by Oi	(9,513,091)	—	(3,433,094)	—
Permanent differences (i)	10,527,233	42,105,868	6,274,671	34,431,527
Difference in tax rates	(5,846,594)	(8,563,945)	(6,582,111)	(261,427)
Increases and reductions in provisions for income tax contingencies	4,897,962	7,309,694	5,629,753	4,702,482
Gain resulting from a reduction in deferred tax liabilities (ii)	—	(51,972,905)	—	(3,565,317)
Change in tax rate (iii)	—	(3,503,355)	—	—
Recognition and reversal of tax losses from previous periods by certain foreign companies	—	4,520,000	—	4,520,000
Other	810,355	564,267	(977,546)	(417,765)
	155,088,583	64,127,014	53,309,631	37,603,344
Income tax (Note 5) (iv)
Income tax-current	125,260,513	90,777,039	44,849,422	19,669,571
Deferred taxes	29,828,070	(26,650,025)	8,460,209	17,933,773
	155,088,583	64,127,014	53,309,631	37,603,344

(i)

The reduction in this caption is primarily explained by: (1) non-taxable interest income recognized in the nine months period ended 30 September 2011and the decrease in non-deductible interest expenses for tax purposes; and (2) non-recurring losses recognised on investments in associated companies in the third quarter of 2010, as mentioned in Note 5, which were non-deductible for tax purposes.

(ii)

The gain recorded in the nine months period ended 30 September 2010 resulted from the decrease in deferred tax liabilities related to unpaid dividends from equity investments, following a reduction in the estimated applicable tax rate.

(iii)	This caption corresponds to the effect on deferred taxes as at 1 January 2010 resulting from the change in the statutory tax rate applicable in Portugal, as mentioned above.

(iv)

The increase in income taxes in the nine and three month periods ended 30 September 2011, as compared to the same periods of last year, is primarily explained by: (1) the impact of the proportional consolidation of Oi and Contax as from 1 April 2011, amounting to Euro 37 million and Euro 9 million (Note 2), respectively; (2) the above mentioned Euro 48 million tax gain recorded in the second quarter of 2010; and (3) the Euro 4 million gain corresponding to the impact of the change in the statutory tax rate applicable in Portugal.

The increase in deferred tax assets recorded in the Consolidated Statement of Financial Position, from Euro 653 million as at 31 December 2010 to Euro 1,195 million as at 30 September 2011, is primarily explained by the deferred tax assets from Oi and Contax that were proportionally consolidated in Portugal Telecom’s Statement of Financial Position for the first time as at 31 March 2011 (Euro 654 million - Note 2). This effect was partially offset by (1) the impact of the depreciation of the Brazilian Real against the Euro and (2) the decrease in deferred tax assets related to post-retirement liabilities from Portuguese operations, as the tax effect on related payments and contributions more than offset the tax effects on post retirement benefits costs and net actuarial losses recorded in the nine months period ended 30 September 2011. The tax effect on net actuarial losses recorded in the nine months period ended 30 September 2011 was a gain of Euro 8 million and was recognized in the Consolidated Statement of Comprehensive Income.

The increase in deferred tax liabilities recorded in the Consolidated Statement of Financial Position, from Euro 312 million as at 31 December 2010 to Euro 596 million as at 30 September 2011, is primarily explained by the deferred tax liabilities from Oi and Contax that were proportionally consolidated in Portugal Telecom’s Statement of Financial Position for the first time as at 31

March 2011 (Euro 353 million - Note 2). This effect was partially offset by the impact of the depreciation of the Brazilian Real against the Euro.

Deferred tax assets from Oi and Contax primarily relate to tax losses carryforward and provisions for contingencies, while deferred tax liabilities mainly relate to the tax effect of fair value adjustments made in connection with purchase price allocations from business combinations occurred in previous years.

11.             Discontinued operations

In 2010, Vivo was classified as a discontinued operation following the agreement reached by Portugal Telecom with Telefónica on 28 July 2010 for the disposal of its 50% stake in Brasilcel, which was completed in September 2010. Consequently, financial information relating to the former mobile business in Brasil was restated to be presented as a discontinued operation. The sale was agreed for a total consideration of Euro 7,500 million, of which Portugal Telecom received Euro 4,500 million upon the completion of the disposal, on 27 September 2010, and Euro 1,000 million on 30 December2010, with the remainder of the consideration, amounting to Euro 2,000 million, to be received on 31 October 2011, in accordance with the terms of the agreement reached with Telefónica.

Portugal Telecom recognized a net gain of Euro 5,409 million in connection with the sale of Vivo, which includes: (1) Euro 4,390 million corresponding to the difference between the total consideration agreed with Telefónica (Euro 7,500 million) and the carrying value of the investment in Brasilcel on the date of the disposal (Euro 3,110 million); (2) Euro 1,134 million corresponding to the cumulative foreign currency translation adjustments transferred to net income; (3) Euro 47 million related to the difference between the outstanding amounts due by Telefónica as at 27 September 2010 (Euro 3,000 million) and their respective present value (Euro 2,953 million); and (4) Euro 68 million related to legal and financial advisory fees and other costs related to the sale.

In the nine and three month periods ended 30 September 2010, net income from discontinued operations totaled Euro 5,551 million and Euro 5,475 million, respectively, and includes: (1) the gain of Euro 5,409 million recognized with the sale of Vivo, as explained above; (2) Portugal Telecom 50% stake of Vivo’s net income before non-controlling interests up to the conclusion of the sale of this business (Euro 110 million and Euro 66 million, respectively ); and (3) positive foreign currency translation adjustments (“CTA’s”) transferred to net income in the first half of 2010 (Euro 32 million), following share capital reductions undertaken by Brasilcel related to repayment of investment made. The results of Vivo in the nine and three month periods ended 30 September 2010 were as follows:

Euro

	9M10	3Q10
Revenues	2,593,095,228	708,290,015
Costs:
Wages and salaries	150,109,495	41,913,708
Direct costs	545,450,454	144,775,255
Commercial costs	555,285,283	146,579,451
Depreciation and amortization	530,428,173	107,117,259
Other costs	567,810,280	148,327,682
Total costs	2,349,083,685	588,713,355
Income before financial results and taxes	244,011,543	119,576,660
Financial losses	38,752,802	12,199,449
Income before income taxes	205,258,741	107,377,211
Income taxes	94,814,218	41,677,423
Net income	110,444,523	65,699,788

Cash flows from discontinued operations include (1) the proceeds obtained with the disposal of the 50% stake in Brasilcel, which are classified as cash flows from investing activities, (2) Portugal Telecom’s 50% share of Vivo’s cash flows and, (3) under cash flows from investing activities, cash receipts of PT Móveis related to share capital reductions undertaken by Brasilcel prior to the sale of this investment, which are included in Vivo’s cash flows from financing activities, as detailed below. The detail of cash flows from investing activities relating to discontinued operations in the nine months period ended 30 September 2010 is as follows:

Euro

9M10
Disposal of the 50% stake in Brasilcel (i)	4,500,000,000
Share capital reductions at Brasilcel	91,116,750
Proportional consolidation of Vivo’s cash flows from investing activities	(191,295,243)
Cash flows from investing activities	4,399,821,507

(i)	This caption corresponds to the first instalment received from Telefónica in conection with this transaction as mentioned above.

Portugal Telecom’s 50% share of Vivo’s cash flows in the nine months period ended 30 September 2010 was as follows:

Euro

9M10
OPERATING ACTIVITIES
Collections from clients	2,893,087,731
Payments to suppliers	(1,863,175,077)
Payments to employees	(152,705,823)
Payments relating to income taxes	(25,099,067)
Payments relating to indirect taxes and other	(249,074,381)
Cash flows from operating activities	603,033,383
INVESTING ACTIVITIES
Cash receipts resulting from:
Interest and related income	11,349,529
Other investing activities	5,616,759
16,966,288
Payments resulting from:
Tangible and intangible assets	(207,313,414)
Other investing activities	(948,117)
(208,261,531)
Cash flows from investing activities	(191,295,243)
FINANCING ACTIVITIES
Cash receipts resulting from:
Loans obtained	172,578,466
Other financing activities	3,299,354
175,877,820
Payments resulting from:
Loans repaid	(336,418,441)
Interest and related expenses	(74,696,080)
Dividends	(32,706,668)
Share capital reductions	(91,116,750)
(534,937,939)
Cash flows from financing activities	(359,060,119)

12.             Earnings per share and dividends

Earnings per share for the nine and three month periods ended 30 September 2011 and 2010 were computed as follows:

Euro

		9M11	9M10	3Q11	3Q10
Income from continuing operations, net of non-controlling interests	(1)	333,471,494	127,550,365	105,606,833	(89,574,974)
Income from discontinued operations, net of non-controlling interests	(2)	—	5,490,152,172	—	5,442,783,307
Net income attributable to equity holders of the parent	(3)	333,471,494	5,617,702,537	105,606,833	5,353,208,333
Financial costs related to exchangeable bonds (net of tax)	(4)	22,332,194	21,339,868	7,638,625	7,132,703
Net income considered in the computation of the diluted earnings per share	(5)	355,803,688	5,639,042,405	113,245,458	5,360,341,036
Weighted average common shares outstanding in the period (i)	(6)	865,721,857	875,872,500	859,686,636	875,872,500
Effect of the exchangeable bonds (ii)		73,163,534	64,655,172	79,787,234	64,655,172
	(7)	938,885,391	940,527,672	939,473,870	940,527,672

Earnings per share from continuing operations, net of non-controlling interests
Basic	(1)/(6)	0.39	0.15	0.12	(0.10)
Diluted	[(1)+(4)]/(7)	0.38	0.15	0.12	(0.10)
Earnings per share from discontinued operations, net of non-controlling interests
Basic	(2)/(6)	0.00	6.27	0.00	6.21
Diluted	(2)/(7)	0.00	5.84	0.00	5.79
Earnings per share attributable to equity holders of the parent
Basic	(3)/(6)	0.39	6.41	0.12	6.11
Diluted	(5)/(7)	0.38	6.00	0.12	5.70

(i)

Weighted average shares outstanding were computed considering the 896,512,500 issued shares adjusted for (1) 20,640,000 treasury shares held through equity swap contracts, applicable for all periods presented, and (2) Portugal Telecom’s 25.3% stake in its 64,557,566 shares acquired by Telemar during the nine months period ended 30 September 2011, under the strategic partnership between Portugal Telecom and Oi (Note 1).

(ii)	The change in this caption relates to adjustments to the exchange price of exchangeable bonds following the dividends paid in December 2010 and June 2011.

On 6 May 2011, the Annual General Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of 1.30 Euros per share, which was paid on 3 June 2011. This amount includes 65 cents per share corresponding to the ordinary dividend relating to the year 2010 and 65 cents relating to the total exceptional dividend of 1.65 Euros proposed by Portugal Telecom following the disposal of its investment in Brasilcel, of which 1 Euro per share had already been paid in December 2010. Therefore, in the nine months period ended 30 September 2011, Portugal Telecom paid a total amount of Euro 1,138,634,250 relating to 875,872,500 shares (896,512,500 issued shares net of 20,640,000 own shares held through equity swap contracts), which includes an amount of Euro 20,646,929 paid in relation to Portugal Telecom’s 25.3% stake in its 64,557,566 shares held by Telemar (Note 1), resulting in a consolidated net payment of Euro 1,117,987,321 (Note 18.j).

On 16 April 2010, the Annual General Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of 57.5 cents per share relating to year 2009, totaling an amount of Euro 503,626,688 (Note 18.j), which was paid in May 2010.

13.             Judicial deposits

Oi and Contax have several legal proceedings, including civil, labor and tax contingencies (Note 17.2), for which, in accordance with Brazilian law, these companies are required, in certain situations, to make judicial deposits or to present financial guarantees with the applicable judicial entities. These judicial deposits are made in connection with legal actions for which risk of loss was deemed by the Company either probable, possible or remote, based on the decision of judicial authorities, and generally bear interest or are adjusted for inflation.

Current and non-current judicial deposits from Oi and Contax that were proportionally consolidated for the first time as at 31 March 2011 amounted to Euro 208 million (Note 2) and Euro 776 million (Note 2), respectively, totalling Euro 984 million. As at 30 September 2011, judicial deposits totalled Euro 1,028 million and had the following composition:

Euro

30 Sep 2011
Judicial deposits
Civil	602,946,593
Tax	220,782,990
Labor	182,463,252
Court-blocked deposits	22,111,655
1,028,304,490
Current	200,223,485
Non-current	828,081,005

14.             Non-current assets and liabilities held for sale

As explained in Note 1, on 1 July 2011, the Board of Directors and the Shareholders’ Meetings of Dedic, Contax and CTX approved the following operations: (1) the exchange of Portugal Telecom’s investment in Dedic/GPTI for a 7.6% stake in Contax; (2) the exchange of a 1.3% Portugal Telecom’s stake in Contax for an additional 3.7% stake in CTX; and (3) the disposal by Portugal Telecom to CTX of a 2.0% stake in Contax for a total amount of R$49.7 million. As a result of these operations, Portugal Telecom’s direct and indirect stakes in CTX and Contax were increased from 42.0% to 44.4% and from 14.1% to 19.5%, respectively. Considering the completion of these operations, as at 30 June 2011, Portugal Telecom classified the Dedic/GPTI business as held for sale. The carrying value of non-current assets and liabilities that were classified as held for sale as at 30 June 2011, which was lower than its fair value, is as follows:

Euro

30 Jun 2011
Assets
Cash and cash equivalents	2,973,018
Accounts receivable	74,393,549
Tangible assets (Note 15)	45,840,953
Intangible assets (including goodwill over GPTI) (Note 15)	70,050,023
Deferred taxes	21,971,209
Other	8,183,842
223,412,594
Liabilities
Gross debt	20,841,161
Accounts payable	18,548,310
Accrued expenses	18,631,938
Taxes payable	11,785,774
Provisions	9,307,593
79,114,776

The non-current assets and liabilities that were classified as held for sale as at 30 June 2011, were then integrated in Contax and proportionally consolidated as from 1 July 2011 in Portugal Telecom’s Statement of Financial Position, based on the Company’s 44.4% effective stake in CTX.

In December 2010, Portugal Telecom reached an agreement with a third party for the disposal of its 28.78% stake in UOL for a total amount of R$ 356 million (Euro 160.4 million at the exchange rate prevailing at year-end), following which the investment in UOL as at 31 December 2010 was adjusted to its recoverable amount, corresponding to the amount to be obtained with this sale, and was classified as a non-current asset held for sale. Upon the closing of this transaction on 27 January 2011, Portugal Telecom received a total amount of Euro 155.5 million (Note 18.d) and recognized a gain of Euro 37.8 million (Note 5) corresponding to the cumulative amount of foreign currency translation adjustments, recognized in Portugal Telecom’s Consolidated Statement of Comprehensive Income, relating to the investment in UOL that was reclassified to profit and loss.

15.             Tangible and intangible assets

As at 30 September 2011 and 31 December 2010, the balances of tangible and intangible assets were as follows:

Euro

	30 Sep 2011	31 Dec 2010
Intangible assets (i)	4,573,230,899	1,111,692,584
Tangible assets	6,133,619,962	3,874,613,414
	10,706,850,861	4,986,305,998

(i)

Intangible assets consist primarily of (1) goodwill, including the goodwill recorded on a preliminarily basis in connection with the acquisition of the investment in Oi and Contax completed on 28 March 2011 and the operations related to the Contax transaction completed on 1 July 2011, amounting respectively to Euro 1,635 million and Euro 34 million as at 30 September 2011, and (2) licenses and concessions, namely licenses related to Portuguese operations, which were already included in Portugal Telecom’s Consolidated Statement of Financial Position as at 31 December 2010, and also licenses and concessions related to Oi, as described below.

The change in the carrying amount of tangible and intangible assets is primarily explained by:

•

The impact of the acquisition and consolidation of the investments in Oi and Contax totaling Euro 6,445 million as at 31 March 2011, including tangible and intangible assets proportionally consolidated in Portugal Telecom’s Statement of Financial Position amounting to Euro 2,632 million (Note 2) and Euro 2,035 million (Note 2), respectively, and the goodwill recorded on a preliminarily basis as a result of this transaction, amounting to Euro 1,777 million as at 31 March 2011 (Note 2). Tangible assets relate mainly to infrastructure and transmission equipment and intangible assets include primarily regulatory licenses and concessions, namely the concession from Brasil Telecom, which renders fixed telephone service in Region II, as mentioned above, and 2G and 3G licenses acquired in previous years by mobile operators of the Oi Group;

•

The impacts resulting from the acquisition and consolidation of the investment in Allus totaling Euro 49 million, including tangible and intangible assets proportionally consolidated in Portugal Telecom’s Statement of Financial Position amounting to Euro 7 million (Note 2) and Euro 13 million (Note 2), respectively, and the goodwill recorded on a preliminarily basis as a result of this transaction, amounting to Euro 29 million as at 30 April 2011 (Note 2);

•

The net impact related to the operations completed on 1 July 2011 regarding the Contax transaction (Note 1), corresponding to a reduction in total tangible and intangible assets of Euro 17 million, including: (1) tangible and intangible assets related to Dedic/GPTI business, that were classified as held for sale as at 30 June 2011, amounting to Euro 46 million and Euro 70 million (Note 14), respectively; (2) the proportional consolidation of these same assets in Contax, based on Portugal Telecom’s 44.4% effective stake in CTX; and (3) the goodwill of Euro 47 million (Note 1) recognized in connection with these operations;

•	Capital expenditures amounting to Euro 704 million (Note 5);

•	Depreciation and amortization costs of Euro 914 million; and

•	Negative foreign currency translation adjustments amounting to Euro 548 million, primarily related to the impact of the depreciation of the Brazilian Real against the Euro.

During the nine and three month periods ended 30 September 2011 and 2010, depreciation and amortization costs and capital expenditures were as follows:

	9M11	9M10	3Q11	3Q10
Depreciation and amortization costs
Tangible assets	686,436,432	471,713,966	259,640,137	171,619,083
Intangible assets	227,562,104	77,560,830	89,923,925	27,965,346
	913,998,536	549,274,796	349,564,062	199,584,429
Capital expenditures (Note 5)
Tangible assets	638,427,288	439,600,493	267,328,719	152,463,261
Intangible assets	65,340,968	53,972,986	18,455,141	28,965,128
	703,768,256	493,573,479	285,783,860	181,428,389

The increase in depreciation and amortization costs in the nine and three month periods ended 30 September 2011, over the same periods of last year, reflects primarily (1) the effect of the proportional consolidation of Oi and Contax as from 1 April 2011, amounting to Euro 335 million and Euro 164 million (Note 2), respectively, and (2) higher amortization costs at the Portuguese operations in the nine months period ended 30 September 2011 (Euro 24 million), mainly as a result of the FTTH (Fiber to The Home) rollout and pay-TV growth, partially offset by the reduction related to the swap of TMN’s 2G equipment to LTE (4G) enabled equipment.

As at 30 September 2011, the Group assumed commitments for the acquisition of fixed assets and inventories amounting to Euro 96 million and Euro 106 million, respectively.

In March and April 2011, ANACOM (the Portuguese Telecom Regulator) approved the final terms and conditions for the commitment assumed by Portugal Telecom under the DTT (Digital Terrestrial Television) license granted in 2008. The main commitment assumed by the Company relates to the future subsidization of TV set-top boxes and other equipment to certain ranges of the Portuguese population, which constitute a portion of the related license cost. As at 30 September 2011, the Company was in the process of computing this responsibility.

16.             Debt

16.1         Detail of consolidated debt

As at 30 September 2011 and 31 December 2010, Portugal Telecom’s gross debt amounted respectively to Euro 12,407,717,431and Euro 7,206,301,567, as follows:

Euro

	30 Sep 2011		31 Dec 2010
	Short-term	Long-term	Short-term	Long-term
Exchangeable bonds	—	721,040,891	—	714,242,672
Bonds	1,543,283,076	4,366,969,496	—	4,375,693,026
Bank loans
External loans	580,134,376	3,302,030,561	174,497,832	662,384,203
Domestic loans	1,905,465	—	3,430,491	—
Liability related to equity swaps on treasury shares	178,071,827	—	178,071,827	—
Commercial paper	570,000,000	—	88,000,000	—
Leasings	28,512,740	39,521,218	27,456,857	47,744,387
Other financings	499,880,052	576,367,729	480,464,272	454,316,000
	3,401,787,536	9,005,929,895	951,921,279	6,254,380,288

The Euro 5,201 million increase in gross debt during the nine months period ended 30 September 2011 is primarily related to the following effects:

•                  The gross debt from Oi, Contax and its controlling shareholders that was proportionally consolidated in Portugal Telecom’s Statement of Financial Position for the first time as at 31 March 2011, amounting to Euro 3,748 million, of which Euro 656 million mature within one year (Note 2) and Euro 3,092 million mature more than one year (Note 2). In the course of the six months period from 31 March 2011 to 30 September 2011, gross debt from Oi, Contax and its controlling shareholders, proportionally consolidated in Portugal Telecom’s Statement of Financial Position, decreased from Euro 3,748 million to Euro 3,448 million, primarily due to the impact of the depreciation of the Brazilian Real against the Euro. In addition, as explained in more detail below, the repayments of promissory notes issued by TNL (Euro 167 million) and of a credit facility previously entered into by Telemar (Euro 222 million), were offset by debentures issued by TNL (Euro 170 million) and by senior notes (Euro 112 million) and debentures (Euro 102 million) issued by BrT;

•                  The Euro 600 million Eurobond issued by PT Finance BV on 8 February 2011, with a maturity of 5 years and a coupon of 5.625%, with a reoffer level of 295bp over the mid swap rate;

•                  An amount of Euro 750 million drawn in 2011 under the new credit facility secured by Portugal Telecom on 23 March 2011, amounting to Euro 900 million and maturing in March 2014, subsequently increased to Euro 1,050 million on 12 April 2011 and Euro 1,200 million on 13 April 2011; and

•                  An increase of Euro 482 million in the outstanding amount due under commercial paper programmes.

Except for the above mentioned, during the nine months period ended 30 September 2011, Portugal Telecom (a) did not issue any new bonds or exchangeable bonds, (b) has not repaid any bonds outstanding as at 31 December 2010 and (c) did not obtain any other significant new facilities or issued relevant amounts of notes. Additionally, the repayments of bank loans and debt were made in line with repayment terms disclosed in the last annual report.

Excluding the proportional consolidation of Oi, Contax and its controlling shareholders, liquidity position, including cash, undrawn amounts of underwritten commercial paper and standby facilities and the receivable from Telefónica related to the sale of Vivo, stood at Euro 5,524 million as at 30 September 2011.

On 3 June 2011, S&P announced its review of the credit rating attributed to Portugal Telecom, downgrading the long-term rating from BBB to BBB-, with negative outlook, and the short-term rating from A-2 to A-3. On 7 June 2011, Moody’s announced its review of the credit rating attributed to Portugal Telecom, downgrading the long-term rating from Baa2 to Baa3 and maintaining it under review for possible downgrade. On 29 July 2011, Moody’s confirmed the Baa3 issuer rating of Portugal Telecom, with negative outlook. Considering the credit rating covenant applicable to certain loan agreements with the EIB, amounting to Euro 172 million as at 30 September 2011, Portugal Telecom and the EIB have agreed to increase the spread of those loans, with no other consequence as a result of the revision of Portugal Telecom’s credit rating.

16.2         Profile and detail of debt from Oi, Contax and its controlling shareholders

The debt of Oi, Contax and its controlling shareholders that was proportionally consolidated in Portugal Telecom’s Statement of Financial Position for the first time as at 31 March 2011 amounted to Euro 3,748 million. As of that date, the average maturity of this debt was approximately 4 years and approximately 90% of the debt was denominated in Brazilian Reais, directly or indirectly through cross currency derivatives. Regarding the cost of debt, as at 31 March 2011 approximately 20% was set at fixed rates and the remaining 80% bear interest at variable rates, primarily the Brazilian Interbank Deposit Rate (“CDI”) and the Brazilian Long-Term Interest Rate (“TJLP”).

As at 30 September 2011, the debt of Oi, Contax and its controlling shareholders that was proportionally consolidated in Portugal Telecom’s Statement of Financial Position decreased to Euro 3,448 million, as compared to Euro 3,748 million as at 31 March 2011. This reduction is basically due to the impact of the depreciation of the Brazilian Real against the Euro, as the repayments of a R$2,000 million credit facility entered into with Caixa Económica Federal (Euro 222 million proportionally consolidated as at 31 March 2011) and of promissory notes amounting to R$1,500 million issued by TNL in February 2011 (Euro 167 million proportionally consolidated as at 31 March 2011), were offset by debentures totaling R$2,500 million issued by TNL and BrT (Euro 256 million proportionally consolidated as at 30 September 2011) and by senior notes issued by BrT amounting to R$1,100 million (Euro 112 million proportionally consolidated as at 30 September 2011).

The main loans and financings included in the debt of Oi, Contax and its controlling shareholders that were proportionally consolidated in Portugal Telecom’s Statement of Financial Position are as follows (the amounts stated in Brazilian Reais correspond to 100% of the loans obtained):

•                  In September 2011, BrT issued senior notes totaling R$1,100 million. This transaction bears interest at the rate of 9.75% per year and matures in September 2016. The financial costs have a semi-annual due date in March and September, from March 2012 until the final due date in September 2016. The outstanding amount due as at 30 September 2011 was R$1,100 million, corresponding to Euro 112 million proportionally consolidated in Portugal Telecom’s Statement of Financial Position.

•                  The Board of Directors’ Meeting of BrT held on 28 July 2011 approved the public issuance of simple and non-convertible debentures totaling R$1,000 million. These debentures mature on 8 August 2017 and yield interest equivalent to CDI plus 1% per year, with annual interest payment and principal being payable on final maturity. The outstanding amount due as at 30 September 2011 was R$1,000 million, corresponding to Euro 102 million proportionally consolidated in Portugal Telecom’s Statement of Financial Position.

•                  The Board of Directors’ Meeting of TNL held on 5 May 2011 and its Extraordinary Shareholders’ Meeting held on 23 May 2011 approved the public issuance of simple and nonconvertible debentures totaling R$1,500 million. These debentures mature on 25 May 2012 and yield interest equivalent to CDI plus 0.65% per year, with interest and principal being payable on final maturity. The outstanding amount due as at 30 September 2011 was R$1,500 million, corresponding to Euro 153 million proportionally consolidated in Portugal Telecom’s Statement of Financial Position.

•                  In February 2011, TNL issued R$1,500 million in promissory notes, bearing interest at the CDI interest rate plus 0.45% per year, which were repaid on maturity in May 2011. The outstanding amount due as at 31 March 2011 was R$1,500 million, corresponding to Euro 167 million proportionally consolidated in Portugal Telecom’s Statement of Financial Position.

•                  In December 2010, Telemar issued senior notes totaling Euro 750 million (equivalent to R$1,687 million). This transaction bears interest at the rate of 5.125% per year, and matures in December 2017. The outstanding amount due as at 30 September 2011 was R$1,870 million, corresponding to Euro 191 million proportionally consolidated in Portugal Telecom’s Statement of Financial Position (R$1,735 million as at 31 March 2011, corresponding to Euro 193 million proportionally consolidated).

•                  In September 2010, Telemar issued senior notes totaling US$1,000 million (equivalent to R$1,707 million). This transaction bears interest at the rate of 5.5% per year, and matures in October 2020. Interest is payable semiannually in April and October, from April 2011 until maturity. After the issuance, Telemar initiated an offering for the exchange of the senior notes issued in April 2009 for additionally senior notes issued in 2010, according to the exchange offering agreement. In October 2010, the exchange offering was closed with the issuance of an additional amount of US$787 million in senior notes. The outstanding amount due as at 30 September 2011 was R$3,314 million, corresponding to Euro 339 million proportionally consolidated in Portugal Telecom’s Statement of Financial Position (R$2,911 million as at 31 March 2011, corresponding to Euro 323 million proportionally consolidated).

•                  In December 2009, several companies from the Oi Group entered into financing agreements with the BNDES, totaling R$4,403 million. These agreements are divided into 2 sub-loans: (i) sub-loan A, bearing interest equivalent to TJLP plus 3.95%

per year; and (ii) sub-loan B, bearing fixed interest rate of 4.50% per year. In December 2009, June 2010 and October 2010, the Oi Group used the amounts of R$1,500 million, R$562 million and R$531 million, respectively, under the financing agreement mencioned above. In July 2011, Telemar used an additional amount of R$600 million. Interest is paid on a quarterly basis until December 2011 and will be due on a monthly basis from January 2012 to May 2018. Principal is repayable in 84 monthly installments, from January 2012 to December 2018. The outstanding amount due as at 30 September 2011 was R$2,742 million, corresponding to Euro 280 million proportionally consolidated in Portugal Telecom’s Statement of Financial Position (R$2,593 million as at 31 March 2011, corresponding to Euro 288 million proportionally consolidated).

•                  The Extraordinary Shareholders’ Meetings held on 30 November 2009 and 9 March 2010 and the Board of Directors’ Meeting held on 11 March 2010 approved the public issuance, by Telemar, of simple and nonconvertible debentures totaling R$2,250 million, in two series of 225,000 debentures, with face value of R$10,000.00. The issuance date was on 15 April 2010 and placement was made in May 2010, totaling R$2,000 million. The first series of 175,397 debentures matures on 15 April 2014 and yields interest equivalent to CDI plus 1.20% per year, with semiannual interest payments and principal repayment on final maturity. The second series of 24,603 debentures matures on 15 April 2014 and yields interest equivalent to IPCA plus 7.98%, with annual payments of interest and repayment of principal on final maturity. The outstanding amount due as at 30 September 2011 was R$2,000 million, corresponding to Euro 204 million proportionally consolidated in Portugal Telecom’s Statement of Financial Position (R$2,000 million as at 31 March 2011, corresponding to Euro 222 million proportionally consolidated).

•                  In November 2009, Telemar entered into a R$2,000 million credit facility with Caixa Económica Federal. Interest on this financing was payable on a quarterly basis from February 2010 to November 2011 and on a monthly basis from December 2011 to November 2014. Principal would be repayable in 36 monthly installments, from December 2011 until maturity in November 2014. Interest was equivalent to 117.5% of CDI per year. This facility was repaid early in April 2011. As at 31 March 2011, the outstanding amount due was R$2,000 million, corresponding to Euro 222 million proportionally consolidated in Portugal Telecom’s Statement of Financial Position.

•                  In May 2008, Telemar raised R$4,300 million with Banco do Brasil for the purpose of acquiring an equity interest in Brasil Telecom, with interest being payable semiannually, from May 2015 to May 2018. Following the repayment of two installments in May 2010 and May 2011, amounting to R$ 614 million each, the remaining amount due is repayable in four annual installments beginning on May 2015. This transaction bears interest equivalent to CDI plus 1.0% per year until May 2015 and to CDI plus 1.83% per year from May 2015 to May 2018. The outstanding amount due as at 30 September 2011 was R$3,071 million, corresponding to Euro 314 million proportionally consolidated in Portugal Telecom’s Statement of Financial Position (R$3,686 million as at 31 March 2011, corresponding to Euro 410 million proportionally consolidated).

•                  The Extraordinary Shareholders’ Meeting of Telemar Participações held on 25 April 2008 approved the issuance of 1,000,000 preferred shares, at a nominal price of R$1,239.61 per share, totaling R$1,239.6 million. These preferred shares were fully subscribed by BNDES Participações, S.A., one of the shareholders of Telemar Participações. The main features of these preferred shares consist of: (1) priority in the distribution of a fixed dividend equivalent to 5% per year of the issuance price per share, adjusted by inflation; (2) annual repayments as from April 2011 at the issuance price, adjusted by inflation; (3) the holder of the preferred shares has the option to demand its repayment through shares of Telemar Norte Leste held by Telemar Participações; (4) convertible into ordinary shares of Telemar Participações if the repayment of the preferred shares is not made in accordance with its terms or the fixed dividend is not paid; and (5) do not have voting rights. Considering the features described above, these preferred shares are classified as debt and amounted to R$1,157 million as at 30 September 2011, equivalent to Euro 118 million proportionally consolidated in Portugal Telecom’s Statement of Financial Position (R$1,457 million as at 31 March 2011, corresponding to Euro 162 million proportionally consolidated).

•                  In April 2008, Telemar Participações issued non-convertible bonds totaling R$1,575 million, subject to actualization based on the CDI interest rate and bearing interest at a fixed rate of 1.4% and 1.55% per year for the first (R$1,115 million) and second series (R$460 million), respectively. The principal is payable annually until April 2013 and April 2015, respectively. The outstanding amounts due as at 30 September 2011 totaled R$920 million, corresponding to Euro 94 million proportionally consolidated in Portugal Telecom’s Statement of Financial Position (R$1,150 million as at 31 March 2011, corresponding to Euro 175 million proportionally consolidated).

•                  In February 2008, AG Telecom and LF-Tel issued non-convertible bonds amounting to R$665 million each, subject to actualization based on the IPCA and bearing interest at a fixed rate of 5% per year. The principal is payable semiannually from October 2011 to April 2020. The outstanding amounts due by these companies as at 30 September 2011 totaled R$1,509 million, corresponding to Euro 211 million proportionally consolidated in Portugal Telecom’s Statement of Financial Position (R$1,478 million as at 31 March 2011, corresponding to Euro 224 million proportionally consolidated).

•                  In November 2006, Telemar entered into a credit facility with the BNDES to finance the expansion and technological upgrading of its fixed grid, scheduled for the period 2006 to 2008. This agreement is divided into two sub-loans: (i) sub-loan A was intended specifically for the purchase of domestic equipment and related services and totals R$1,771 million; and (ii) sub-loan B was intended for the purchase of telecommunications equipment that complied with the Basic Production Process, and totals R$200 million. Regarding interest cost, sub-loan A bears interest of 4.50% per year above TJLP and sub-loan B bears interest of 2.50% per year above TJLP. Interest was paid on a quarterly basis until June 2009 and mature monthly since then until June 2014. Principal is repayable in 60 monthly installments as from July 2009. The outstanding amount due as at 30 September 2011 was R$836 million, corresponding to Euro 85 million proportionally consolidated in Portugal Telecom’s Statement of Financial Position (R$988 million as at 31 March 2011, corresponding to Euro 110 million proportionally consolidated).

•                  In November 2006, Brasil Telecom entered into a credit facility with the BNDES of R$2,004 million (actual loans of R$2,055 million), which bears interest equivalent to the TJLP plus 4.3% per year. Interest was paid on a quarterly basis until May 2009 and is due on a monthly basis from June 2009 to May 2014. This financing is repayable in 60 monthly installments, from June 2009 to May 2014. The outstanding amount due as at 30 September 2011 was R$751 million, corresponding to Euro 77 million proportionally consolidated in Portugal Telecom’s Statement of Financial Position (R$892 million as at 31 March 2011, corresponding to Euro 99 million proportionally consolidated).

•                  On 1 June 2006, Brasil Telecom conducted its fourth public issuance of 108,000 non-convertible debentures with face value of R$10 each, totaling R$1,080 million. The repayment term is seven years, maturing on 1 June 2013. These debentures pay interest equivalent to the compound interbank deposit rate plus a spread of 3.5% per year, payable semiannually. Amortization, which shall indistinctly consider all debentures, will occur annually commencing 1 June 2011, in three installments of 33.3%, 33.3% and 33.4% of the face value, respectively. The outstanding amount due as at 30 September 2011 was R$720 million, corresponding to Euro 74 million proportionally consolidated in Portugal Telecom’s Statement of Financial Position (R$1,080 million as at 31 March 2011, corresponding to Euro 120 million proportionally consolidated).

•                  The Extraordinary Shareholders’ Meeting held on 7 March 2006 approved the public issuance, by Telemar, of 216,000 simple, non-convertible debentures, in two series, with face value of R$10, totaling R$2,160 million, with issuance date on 1 March 2006 and placement date on 27 March 2006. The maturity of first series debentures is within five years and of second series debentures is within seven years from the issuance date, and pay interest equivalent to 103% of CDI and CDI plus spread of 0.55%, respectively. Interest is payable semiannually. The outstanding amount due as at 30 September 2011 was R$540 million, corresponding to Euro 55 million proportionally consolidated in Portugal Telecom’s Statement of Financial Position (R$540 million as at 31 March 2011 corresponding to Euro 60 million proportionally consolidated).

17.             Provisions

17.1         Detail of consolidated provisions

As at 30 September 2011 and 31 December 2010, the detail of provisions recognized in the Consolidated Statement of Financial Position is as follows:

Euro

	30 Sep 2011	31 Dec 2010
Current provisions
Litigation	190,864,337	26,777,139
Taxes	72,767,438	49,325,590
Other	8,190,820	11,580,402
	271,822,595	87,683,131
Non-current provisions
Litigation	472,800,471	486,320
Taxes	77,918,584	5,435,563
Other	5,413,281	35,025,319
	556,132,336	40,947,202
	827,954,931	128,630,333

The increase in provisions as from 31 December 2011 is basically explained by the impact of the proportional consolidation of current and non-current provisions from Oi and Contax in Portugal Telecom’s Statement of Financial Position as at 31 March 2011, amounting to Euro 213 million (Note 2) and Euro 594 million (Note 2), respectively, totaling Euro 807 million. This effect was partially offset by the impact of the depreciation of the Brazilian Real against the Euro amounting to Euro 64 million, mainly between the date of the first consolidation of Oi and Contax and 30 September 2011.

The detail of provisions from Oi and Contax as at 30 September 2011 and 31 March 2011 is as follows:

Million

	30 Sep 11		31 Mar 11
	Euro	Brazilian Reais	Euro	Brazilian Reais
	(proportional)	(100%)	(proportional)	(100%)
Proceedings
Civil	433.4	4,239.1	463.4	4,169.1
Labor	208.4	1,985.1	235.3	2,078.8
Tax	96.7	904.0	108.7	955.9
Sub-total	738.5	7,128.1	807.3	7,203.8
Other	0.2	1.9	0.2	1.7
Total	738.7	7,130.1	807.5	7,205.5

Legal actions and tax contingencies against Group companies for which loss is considered to be possible, and therefore are not provided for, totaled Euro 2,516 million as at 30 September 2011 and Euro 165 million as at 31 December 2010. This increase is primarily explained by the proportional consolidation of Oi and Contax, which had legal actions and tax contingencies for which loss was considered to be possible totaling Euro 2,429 million as at 30 September 2011 and Euro 2,433 million as at 31 March 2011 (the first consolidation date), the nature of which is detailed below.

17.2         Nature of the legal proceedings against Oi, Contax and its controlling shareholders

Oi and Contax are a party to certain legal proceedings arising in the normal course of business, including civil, labor and tax proceedings. As at 30 September 2011, the total estimated amounts in controversy for those proceedings in respect of which the risk of loss was deemed probable and possible totaled approximately R$7,128 million and R$23,231 million, respectively (Euro 739 million and Euro 2,429 million corresponding to Portugal Telecom’s share, respectively), as compared to R$7,204 million and R$21,450 million as at 31 March 2011, respectively (Euro 807 million and Euro 2,433 million corresponding to Portugal Telecom’s share, respectively). As at 30 September 2011, Oi and Contax had made judicial deposits totalling Euro 1,028 million for some of these proceedings (Note 13).

As at 30 September 2011 and 31 March 2011, the nature and detail of the main legal proceedings against Oi Group, Contax and its controlling shareholders, for which the risk of loss was deemed probable and therefore are fully provided for, are as follows:

Million

		30 Sep 11		31 Mar 11
		Euro	Brazilian Reais	Euro	Brazilian Reais
		(proportional)	(100%)	(proportional)	(100%)
Civil	(a)
Corporate Law	(i)	246.4	2,411.1	271.6	2,444.1
ANATEL estimates and fines	(ii)	93.3	912.9	94.4	849.5
Other		93.7	915.2	97.4	875.5
Sub-total		433.4	4,239.1	463.4	4,169.1
Labor	(b)
Overtime		66.8	653.6	76.3	686.9
Salary differences and related effects		33.3	325.6	36.5	328.7
Hazardous work conditions		22.9	224.3	25.8	232.5
Indemnities		15.4	150.3	22.1	199.3
Contractual rescissions		9.8	96.2	13.4	121.0
Additional post retirement benefits		10.2	99.8	11.4	102.7
Other		50.0	435.3	49.7	407.8
Sub-total		208.4	1,985.1	235.3	2,078.8
Tax	(c)
ICMS (Value Added Tax)	(i)	62.0	607.1	69.3	623.6
FUNTEL	(ii)	12.0	117.4	12.3	110.9
Other		22.7	179.4	27.0	221.3
Sub-total		96.7	904.0	108.7	955.9
Total		738.5	7,128.1	807.3	7,203.8

As at 30 September 2011 and 31 March 2011, the nature of the legal proceedings against Oi Group and Contax for which the risk of loss was deemed possible is as follows:

Million

	30 Sep 11		31 Mar 11
	Euro	Brazilian Reais	Euro	Brazilian Reais
	(proportional)	(100%)	(proportional)	(100%)
Civil	151.0	1,456.6	162.0	1,439.6
Labor	447.6	3,895.0	420.9	3,392.4
Tax	1,830.6	17,879.2	1,849.6	16,618.5
	2,429.2	23,230.8	2,432.5	21,450.5

(a)          Civil contingencies

(i)            Corporate Law

As successor to CRT, which was acquired in July 2000, Oi is subject to various civil claims filed against that entity, namely several claims filed by users of telephone lines in the State of Rio Grande do Sul. CRT entered into financial interest agreements with its fixed-line subscribers. Under these financial interest agreements, customers had the right to subscribe to a number of CRT shares, being the number of shares to be issued to each subscriber determined based on a formula that divided the cost of the fixed-line subscription by the book value of CRT’s shares. Beginning in June 1997, certain of CRT’s fixed-line subscribers began to file suits in which they claimed that the calculation used by CRT to arrive at the number of shares to be issued pursuant to the financial interest agreements was incorrect and resulted in the claimants receiving too few shares.

In addition, as successor to Telecomunicações do Mato Grosso do Sul S.A. (“Telems”), Telecomunicações de Goiás S.A. (“Telegoiás”) and Telecomunicações do Mato Grosso S.A. (“Telemat”), operating companies acquired by Brasil Telecom Holding in the privatization of Telebrás and which were subsequently merged into Oi, Oi is subject to various civil claims in connection with telephone programs (Community Telephone Programs) established in the States of Mato Grosso do Sul, Goiás and Mato Grosso.

Brasil Telecom, based on the decisions of the court of justice issued in 2009, considers the risk of loss regarding these proceedings as probable. Currently, the provisions for these lawsuits are based on (i) several legal interpretations, (ii) the number of ongoing lawsuits by matter discussed and (iii) the average amount of historical losses, broken down by matter (including all procedural costs).

At the end of 2010, the website of the Superior Court of Justice (STJ) disclosed news that this court had set compensation criteria to be adopted by Brasil Telecom to the benefit of the shareholders of the former CRT for those cases in which new shares, possibly due, could not be issued because of the sentence issued. According to this court news, which do not correspond to a final decision, the potential compensation (conversion of the obligation into cash) must be based on: (i) the definition of the number of shares that each claimant would be entitled to, measuring the capital invested at the book value per share as reported in the company’s monthly trial balance on the date it was paid-in; (ii) the number of shares determined shall be multiplied by its quotation on the stock exchange at the closing of the trading day the final and unappealable decision is issued, when the claimant becomes entitled to sell or dispose of the shares, and (iii) the result obtained must be adjusted for inflation from the trading day of the date of the final and unappealable decision, plus legal interest since notification. In the case of succession, the benchmark amount will be the stock market price of the successor company.

As at 30 September 2011, Oi recorded provisions in the amount of R$2,411 million for those claims in respect of which it deemed the risk of loss as probable, as compared to R$2,444 million as at 31 March 2011.

(ii)              ANATEL estimates and fines

Oi received various notifications from ANATEL, mainly for not meeting certain goals or obligations set out in the General Plan on Universal Service or in the General Plan on Quality Goals, such as responding to complaints relating to billing errors, requests for service repairs on a timely basis and requests from locations with collective or individual access. As at 30 September 2011, Oi recorded provisions in the amount of R$913 million for those claims in respect of which it deemed the risk of loss as probable, as compared to R$850 million as at 31 March 2011.

(b)             Labor contingencies

Oi is a party to a large number of labor claims arising out of the ordinary course of its businesses, including claims for: (1) risk premium payments sought by employees working in dangerous conditions; (2) wage parity claims seeking equal pay among employees who do the same kind of work, within a given period of time, and have the same productivity and technical performance; (3) indemnification payments for, among other things, work accidents, occupational injuries, employment stability, child care allowances and achievement of productivity standards set forth in its collective bargaining agreements; (4) overtime wages; (5) joint liability allegations by employees of third-party service providers; and (6) additional post retirement benefits.

As at 30 September 2011, the total estimated contingencies in connection with labor claims against Oi in respect of which the risk of loss was deemed probable totaled R$1,985 million, as compared to R$2,079 million as at 31 March 2011.

(c)              Tax contingencies

As at 30 September 2011, the estimated contingencies in connection with tax proceedings against Oi in respect of which the risk of loss was deemed probable and possible amounted to R$904 million and R$17,879 million, respectively, as compared to R$956 million and R$16,618 million as at 31 March 2011, respectively. The Brazilian corporate tax system is complex, and Oi and Contax are currently involved in tax proceedings regarding certain taxes that the companies believe are unconstitutional, and have filed claims to avoid the related payment. These tax contingencies relate primarily to value-added tax, service tax and taxes on revenue.

(i)                 ICMS (Value Added Tax)

Under the regulations governing the ICMS, in effect in all Brazilian states, telecommunications companies must pay ICMS on every transaction involving the sale of telecommunication services they provide. Oi may record ICMS credits for each of its purchases of operational assets. The ICMS regulations allow Oi to apply the credits it has recorded for the purchase of operational assets to reduce the ICMS amounts it must pay when it sells its services.

Oi has received various tax assessments challenging the amount of tax credits that it recorded to offset the ICMS amounts it owed. Most of the tax assessments are based on two main issues: (1) whether ICMS is due on those services subject to the Local Service Tax (Imposto Sobre Serviços de Qualquer Natureza), or ISS; and (2) whether some of the assets it has purchased relate to the telecommunication services provided, and, therefore, qualify for an ICMS tax credit. A small part of the assessments that are considered to have a probable risk of loss relate to: (1) whether certain revenues are subject to ICMS tax or ISS tax; (2) offset and usage of tax credits on the purchase of goods and other materials, including those necessary to maintain the network; and (3) assessments related to non-compliance with certain ancillary (non-monetary) obligations.

As at 30 September 2011, Oi recorded provisions in the amount of R$607 million for those assessments in respect of which it deemed the risk of loss as probable, as compared to R$624 million as at 31 March 2011.

(ii)               FUNTTEL

FUNTTEL (Fundo para o Desenvolvimento Tecnológico das Telecomunicações) is a fund that was established to finance telecommunications technology research, for which Oi is required to make contributions. Due to a change by ANATEL in the basis for calculation of its contributions to the FUNTTEL, for which Oi has questioned its legality, Oi recorded provisions for additional contributions to these funds.  As at 30 September 2011, Oi recorded provisions in the amount of R$117 million for assessments of the FUNTTEL, as compared to R$111 million as at 31 March 2011.

18.              Statement of cash flows

(a)               Cash flows from operating activities relating to continuing operations - Following the acquisition of the investments in Oi and Contax completed on 28 March 2011, the cash flows from these companies were proportionally consolidated in Portugal Telecom’s Statement of Cash Flows as from 1 April 2011, which explains the increases in cash receipts from customers, payments to suppliers and employees and payments of indirect taxes.

(b)               Payments relating to income taxes - The increase in this caption is primarily explained by (1) withholding taxes paid by Bratel Brasil and PT Móveis related to interest income obtained from the financial applications related to the proceeds from the disposal of Vivo, and (2) the impact of the proportional consolidation of Oi and Contax as from 1 April 2011 (Euro 36 million).

(c)               Short-term financial applications - These captions include basically cash payments from new short-term financial applications entered into and cash receipts from the short-term applications matured. Net cash payments amounted to Euro 321,813,905 in the nine months period ended 30 September 2011, as compared to Euro 240,067,344 in the nine months period ended 30 September 2010.

(d)               Cash receipts resulting from financial investments – In the nine months period ended 30 September 2011, this caption includes basically the proceeds obtained from the disposal of the investment in UOL, amounting to Euro 155.5 million (Note 14.

(e)               Cash receipts resulting from interest and related income – The increase in this caption in the nine months period ended 30 September 2011, as compared to the same period of last year, primarily relates to (1) the interest income received in the period from the financial applications related to the proceeds from the disposal of Vivo, and also (2) the proportional consolidation of Oi as from 1 April 2011.

(f)                 Cash receipts resulting from dividends – During the nine month periods ended 30 September 2011 and 2010, cash receipts resulting from dividends were as follows:

Euro

	9M11	9M10
Unitel	125,865,835	44,087,222
CTM	19,924,726	8,347,332
Other	1,159,322	1,225,555
	146,949,883	53,660,109

(g)              Other investing activities – During the nine months period ended 30 September 2011, this caption relates mainly to the reimbursement in the third quarter of 2011 of loans granted to Dedic prior to its integration in Contax, amounting to Euro 39 million.

(h)              Payments resulting from financial investments – During the nine month periods ended 30 September 2011 and 2010, cash payments resulting from financial investments were as follows:

Euro

	9M11	9M10
Acquisition of the investments in Oi and Contax (Note 2)
Purchase price	3,727,568,622	—
Cash and cash equivalents as at 31 March 2011	(1,696,039,259)	—
Acquisition of the investment in Allus (Note 2)		—
Purchase price	43,744,918	—
Cash and cash equivalents as at the acquisition date	(1,891,216)	—
Other	1,665,721	335,652
	2,075,048,786	335,652

In connection with the strategic investment in Oi and Contax, Portugal Telecom paid financial taxes for the transfer of funds to Brazil and legal and advisory fees related to the completion of the transaction which were included under the caption “Payments resulting from other investing activities”.

(i)                 Loans - Cash receipts resulting from loans obtained and cash payments resulting from loans repaid relate basically to commercial paper and other bank loans which are regularly renewed.

In the nine months period ended 30 September 2011, cash receipts from loans obtained, net of cash payments resulting from loans repaid, amounted to Euro 1,720,297,730 and, as explained in Note 16, includes primarily: (1) the Euro 600 million Eurobond issued in January 2011; (2) the increase in the outstanding amount due under commercial paper programmes by Euro 482 million; and (3) the Euro 750 million amount drawn under the new credit facility secured in March 2011.

In the nine months period ended 30 September 2010, cash receipts from loans obtained, net of cash payments resulting from loans repaid, amounted to Euro 953,945,802 and are basically related to (i) the increase in the level of usage of short-term commercial paper programmes and certain revolving credit facilities and (ii) loans obtained from the European Investment Bank.

(j)                 Dividends paid – During the nine month periods ended 30 September 2011 and 2010, the composition of this caption is as follows:

Euro

	9M11	9M10
Portugal Telecom (Note 12)	1,117,987,321	503,626,688
Oi	28,872,170	—
Contax	11,979,056	—
MTC	10,144,751	25,813,896
Cabo Verde Telecom	14,107,364	22,711,812
Timor Telecom	3,788,462	6,296,471
Other	2,309,645	2,482,422
	1,189,188,769	560,931,289

(k)             Acquisition of own shares – This caption corresponds to the total amount paid by Oi during the second quarter of 2011 for the acquisition of Portugal Telecom’s shares, in connection with the strategic partnership entered into between Portugal Telecom and Oi (Note 1).

(l)                 Payments resulting from other financing activities – This caption includes primarily the settlement of cross currency derivatives by Oi, amounting to Euro 41 million.

19.     Related parties

a) Associated companies and jointly controlled entities

Balances as at 30 September 2011 and 31 December 2010 and transactions occurred during the nine month periods ended 30 September 2011 and 2010 between Portugal Telecom and associated companies and jointly controlled entities are as follows:

Euro

	Accounts receivable		Accounts payable		Loans granted
Company	30 Sep 2011	31 Dec 2010	30 Sep 2011	31 Dec 2010	30 Sep 2011	31 Dec 2010
Oi	1,313,698	—	558,869	—	—	—
Other international companies:
Unitel (i)	126,467,861	264,643,043	6,950,786	9,962,132	—	—
Multitel	6,456,027	5,495,659	242,081	195,296	896,854	897,608
CTM	208,273	191,380	97,125	61,249	—	—
Other	898,070	1,492,935	28,754	173,452	—	—
Domestic companies:
Páginas Amarelas	5,462,932	8,722,197	12,361,615	13,880,468	—	—
PT-ACS	3,388,300	3,974,227	334,177	1,093,317	—	—
Fundação PT	906,955	431,712	80	20	—	—
Sportinveste Multimédia	68,274	21,978	278,137	400,912	33,672,028	33,618,668
Other	178,334	329,032	529,583	482,593	7,679,309	4,749,868
	145,348,724	285,302,163	21,381,207	26,249,439	42,248,191	39,266,144

(i)    Accounts receivable from Unitel as at 30 September 2011 and 31 December 2010 include basically dividends receivable from this associated company.

Euro

	Costs		Revenues		Interest charged
Company	9M11	9M10	9M11	9M10	9M11	9M10
Oi (i)	1,507,672	—	50,306,638	—	510,269	—
Other international companies:
Unitel	7,855,556	10,577,893	9,660,445	10,538,339	—	—
Multitel	138,527	79,740	1,193,502	803,179	—	—
CTM	60,378	92,833	177,613	137,316	—	—
Other	212,021	272,853	117,404	312,447	—	—
Domestic companies:
Páginas Amarelas (ii)	28,330,551	39,063,034	1,712,506	2,780,341	—	—
PT-ACS	4,140,845	4,346,480	2,197,840	739,607	—	—
Sportinveste Multimédia	699,714	1,023,040	228,813	72,281	63,428	71,041
Other	1,883,942	986,740	14,271,064	12,977,695	97,076	84,590
	44,829,206	56,442,613	79,865,825	28,361,205	670,773	155,631

(i)    This caption relates primarily to transactions entered into between Contax and Oi and corresponds to the amounts resulting from the difference between the consolidation stakes of Contax (44.4%) and Oi (25.6%), which is not eliminated in the consolidation process.

(ii)   The reduction in costs with Páginas Amarelas relates primarily to the decline in the directories business, as mentioned in Note 5.

The terms and contractual conditions in agreements entered into by Portugal Telecom and its subsidiaries with the companies mentioned above are similar to those applicable to other independent entities in similar transactions. Activities developed in connection with those agreements include primarily:

•      Expenses incurred by PT Comunicações related to services rendered by Páginas Amarelas in connection with the agreement entered into by both entities, under which Páginas Amarelas is responsible for the production, publishing and distribution of PT Comunicações’ telephone directories, as well as for selling advertising space in the directories;

•      Roaming agreements entered into with Unitel; and

•      Call center services provided by Contax to Oi.

b) Shareholders

Some of the qualified shareholders of Portugal Telecom are financial institutions and, in the ordinary course of business, Portugal Telecom entered into various transactions with those entities. In addition, Visabeira (a service provider to Portugal Telecom’s wireline business) and Controlinveste (a media company) are also major shareholders of Portugal Telecom. Transactions occurred during the nine months period ended 30 September 2011 and balances as at 30 September 2011 between Portugal Telecom and its major shareholders are as follows (including VAT):

Euro

	Sales and	Supplies and
	services	services	Net interest
	rendered by	provided to	received	Accounts	Accounts
Company	Portugal Telecom	Portugal Telecom	(paid)	receivable	payable
Caixa Geral de Depósitos	18,127,621	5,531,232	19,215,159	3,331,762	375,317
BES	11,889,453	12,793,649	46,533,867	1,730,249	—
Visabeira	4,529,866	47,766,154	—	2,087,558	12,190,295
Controlinveste	2,199,527	39,107,465	—	269,592	6,969,849
Ongoing	882,671	2,374,568	—	730,013	761,646
Barclays	302,041	2,776	(7,203,493)	186,583	—
	37,931,179	107,575,843	58,545,533	8,335,757	20,297,107

The terms and contractual conditions in agreements entered into by Portugal Telecom and its shareholders are similar to those applicable to other independent entities in similar transactions. Under these agreements, the financial institutions listed above rendered financial consultancy and insurance services to Portugal Telecom.

Pensions and healthcare funds in Portugal, which were incorporated to cover the Company’s Portuguese post retirement benefits plans (Note 6), are managed in accordance with an investment guideline issued by Portugal Telecom. The portfolio of assets held by these funds includes shares, bonds and other investments from our shareholders. As at 30 September 2011, the total exposure of these investments to BES, Ongoing and Portugal Telecom was Euro 63 million, Euro 78 million and Euro 58 million, respectively.

c) Other

During the nine month periods ended 30 September 2011 and 2010, fixed remunerations of executive and non-executive board members, which were established by the Remunerations Committee, are as follows:

Euro

	9M11	9M10
Executive board members	2,342,516	2,192,188
Non-executive board members	959,460	994,660
Audit Committee	415,510	415,510
	3,717,486	3,602,358

The Executive Committee decreased from 7 to 5 executive board members in March 2010 and increased to 7 executive board members in April 2011.

Under the terms of the remuneration policy established by the Remunerations Committee, executive board members are entitled to receive: (i) annual variable remuneration related to the performance achieved in the year and payable in the following year, except for the amount in excess of 50% of the total variable remuneration attributed in the year, which payment is differed for a period of 3 years, and (ii) variable remuneration related with the medium term performance, which payment is differed for a period of 3 years. On an annual basis, Portugal Telecom recognizes an accrual for variable remunerations.

In the nine months period ended 30 September 2011, the annual variable remuneration of 2010 paid to the five executive board members amounted to Euro 2,343,205, as compared to the annual variable remuneration of 2009 amounting to Euro 3,524,285 paid to the seven executive board members in the nine months period ended 30 September 2010. In the nine month periods ended 30 September 2011 and 2010, there were no payments related to the variable remuneration associated with the medium-term performance.

In the nine months period ended 30 September 2010, Portugal Telecom paid a total amount of Euro 1,797,544 to two executive board members that resigned their offices in March 2010, related to their remunerations up to the term of office and the compensation for a non-competition pact paid to one of the board members.

In addition to the above mentioned remunerations, executive board members are entitled to fringe benefits primarily utilized in their daily functions, in connection with a policy defined for the Group. As at 30 September 2011, there were no board members entitled to post retirement benefits under the plans of PT Comunicações, and there was no share based payment program or termination benefits in place.

During the nine month periods ended 30 September 2011 and 2010, fixed remuneration of key employees of Portugal Telecom’s management amounted to Euro 4.1 million and Euro 5.2 million, respectively. The variable remuneration of key employees amounted to Euro 3.6 million and Euro 3.4 million in the nine month periods ended 30 September 2011 and 2010, respectively.

One of Portugal Telecom’s non-executive board members is also executive director of “Heidrick & Struggles - Consultores de Gestão, Lda”, which, on the normal course of business, rendered consultancy services to Portugal Telecom amounting to approximately Euro 1.1 million (excluding VAT) in the nine months period ended 30 September 2011.

20.     Subsequent events

There were no significant subsequent events after 30 September 2011 either requiring adjustment or disclosure to the interim financial statements.

Annexes

Wireline operating data (Portugal)

	3Q11	3Q10	y.o.y	9M11	9M10	y.o.y
Main accesses (‘000)	5,028	4,800	4.7%	5,028	4,800	4.7%
Retail accesses	4,709	4,428	6.3%	4,709	4,428	6.3%
PSTN/ISDN	2,662	2,695	(1.2)%	2,662	2,695	(1.2)%
Traffic-generating lines	2,589	2,593	(0.1)%	2,589	2,593	(0.1)%
Carrier pre-selection	73	102	(28.8)%	73	102	(28.8)%
Fixed broadband retail	1,072	964	11.2%	1,072	964	11.2%
Pay-TV customers	974	769	26.7%	974	769	26.7%
Wholesale accesses	319	372	(14.3)%	319	372	(14.3)%
Unbundled local loops	209	257	(18.7)%	209	257	(18.7)%
Wholesale line rental	58	63	(6.7)%	58	63	(6.7)%
Fixed broadband wholesale	51	52	(2.2)%	51	52	(2.2)%
Net additions (‘000)	64	66	(3.0)%	145	213	(31.9)%
Retail accesses	77	83	(7.4)%	182	239	(23.6)%
PSTN/ISDN	(10)	(15)	33.7%	(33)	(52)	35.8%
Traffic-generating lines	(3)	(6)	47.6%	(11)	(20)	46.2%
Carrier pre-selection	(7)	(9)	23.4%	(22)	(32)	29.3%
Fixed broadband retail	32	32	1.4%	71	102	(30.4)%
Pay-TV customers	55	67	(17.5)%	145	188	(23.3)%
Wholesale accesses	(13)	(17)	24.6%	(37)	(26)	(45.4)%
Unbundled local loops	(11)	(16)	29.5%	(33)	(23)	(40.9)%
Wholesale line rental	(2)	(1)	(110.9)%	(3)	(1)	n.m.
Fixed broadband wholesale	0	(0)	167.5%	(1)	(1)	46.2%
Retail RGU per access (1)	1.77	1.64	7.6%	1.77	1.64	7.6%
ARPU (Euro)	29.7	29.9	(0.7)%	30.0	30.1	(0.4)%
Total traffic (million minutes)	2,576	2,688	(4.2)%	7,833	8,141	(3.8)%
Employees	6,389	6,662	(4.1)%	6,389	6,662	(4.1)%

(1) Retail accesses per PSTN/ISDN line.

Mobile operating data (1) (Portugal)

	3Q11	3Q10	y.o.y		9M11	9M10	y.o.y
Customers (‘000)	7,354	7,314	0.5%		7,354	7,314	0.5%
Net additions (‘000)	20	46	(55.9)%		(65)	62	n.m.
Total traffic (million minutes)	2,754	2,716	1.4%		7,998	7,849	1.9%
MOU (minutes)	125	124	0.5%		121	120	0.6%
ARPU (Euro)	13.4	14.7	(9.4)%		13.0	13.2	(1.8)%
Customer	11.6	12.7	(8.6)%		11.5	11.5	0.3%
Interconnection	1.1	1.6	(30.6)%		1.2	1.5	(22.9)%
Data as % of service revenues (%)	28.9	25.2	3.7	pp	27.7	24.5	3.2	pp
SARC (Euro)	30.6	30.0	1.8%		32.2	28.8	11.7%
Employees	1,065	1,043	2.1%		1,065	1,043	2.1%

(1) Includes MVNO subscribers.

Wireline income statement (1) (Portugal)	Euro million

	3Q11	3Q10	y.o.y		9M11	9M10	y.o.y
Operating revenues	458.6	481.6	(4.8)%		1,376.0	1,452.6	(5.3)%
Retail	241.5	240.7	0.3%		730.0	724.9	0.7%
Wholesale	119.7	127.2	(5.9)%		344.4	368.6	(6.6)%
Data & corporate	64.7	67.6	(4.3)%		200.4	220.0	(8.9)%
Other wireline revenues	32.7	46.1	(28.9)%		101.2	139.2	(27.3)%
Operating costs (2)	272.9	297.6	(8.3)%		812.4	892.2	(8.9)%
Wages and salaries	52.9	57.2	(7.5)%		156.2	171.0	(8.7)%
Direct costs	100.2	110.7	(9.5)%		298.5	331.1	(9.8)%
Commercial costs	30.4	29.4	3.4%		82.1	89.8	(8.7)%
Other operating costs	89.4	100.3	(10.9)%		275.7	300.3	(8.2)%
EBITDA (3)	185.7	184.1	0.9%		563.6	560.4	0.6%
Post retirement benefits	12.5	17.8	(29.7)%		37.3	53.4	(30.3)%
Depreciation and amortisation	122.9	121.5	1.2%		373.3	337.4	10.6%
Income from operations (4)	50.3	44.8	12.2%		153.1	169.5	(9.7)%
EBITDA margin	40.5%	38.2%	2.3	pp	41.0%	38.6%	2.4	pp
Capex	114.4	107.0	6.9%		308.4	319.0	(3.3)%
Capex as % of revenues	24.9%	22.2%	2.7	pp	22.4%	22.0%	0.5	pp
EBITDA minus Capex	71.3	77.1	(7.5)%		255.2	241.3	5.7%

(1) Includes intragroup transactions. (2) Operating costs = wages and salaries + direct costs + commercial costs + other operating costs. (3) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (4) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Mobile income statement (1) (Portugal)	Euro million

	3Q11	3Q10	y.o.y		9M11	9M10	y.o.y
Operating revenues	320.0	355.9	(10.1)%		929.7	1,045.4	(11.1)%
Services rendered	294.5	322.2	(8.6)%		860.0	960.9	(10.5)%
Customer	256.6	278.2	(7.8)%		761.9	833.3	(8.6)%
Interconnection	24.3	34.8	(30.0)%		76.3	108.6	(29.7)%
Roamers	13.6	9.1	48.6%		21.8	19.1	14.6%
Sales	23.1	31.3	(26.2)%		61.4	77.4	(20.7)%
Other operating revenues	2.4	2.5	(4.5)%		8.3	7.2	15.5%
Operating costs (2)	174.4	192.7	(9.5)%		496.2	557.0	(10.9)%
Wages and salaries	11.2	12.2	(8.1)%		33.9	35.9	(5.4)%
Direct costs	57.6	62.5	(7.8)%		163.1	187.1	(12.8)%
Commercial costs	52.4	59.5	(12.0)%		149.0	153.6	(3.0)%
Other operating costs	53.2	58.5	(9.0)%		150.3	180.5	(16.7)%
EBITDA (3)	145.5	163.2	(10.8)%		433.5	488.4	(11.3)%
Depreciation and amortisation	46.6	60.7	(23.2)%		150.6	161.6	(6.8)%
Income from operations (4)	98.9	102.5	(3.5)%		282.8	326.8	(13.5)%
EBITDA margin	45.5%	45.9%	(0.4	)pp	46.6%	46.7%	(0.1	)pp
Capex	35.2	31.5	11.7%		92.1	84.1	9.5%
Capex as % of revenues	11.0%	8.9%	2.1	pp	9.9%	8.0%	1.9	pp
EBITDA minus Capex	110.3	131.7	(16.2)%		341.4	404.3	(15.6)%

(1)         Includes intragroup transactions. (2) Operating costs = wages and salaries + direct costs + commercial costs + other operating costs. (3) EBITDA = income from operations + depreciation and amortisation.

(4)         Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Glossary

ARPU	Average Revenue per User. Monthly average recurrent service revenues per average number of users in the period, includes interconnection and roaming out revenues.

Capex	Capital expenditure. Investments in tangible and intangible assets.

Cash flow	The difference between cash inflows and cash outflows for a specific period.

Curtailment costs	Work force reduction programme costs.

Diluted earnings per share	Earnings per share computed using net income excluding the costs associated with the convertible bonds divided by the diluted number of shares.

EBITDA	EBITDA = income from operations + PRBs + depreciation and amortisation.

EBITDA margin	EBITDA Margin = EBITDA / operating revenues.

EBITDA to net interest	EBITDA to net interest = EBITDA / net interest

Enterprises	Customer segment that includes all SOHOs, SMEs and corporate customers that subscribe wireline and wireless products and services. All figures are gross of intercompany eliminations.

Free cash flow

Free cash flow = operating cash flow +/- acquisitions/sales of financial investments +/- net interest paid – payments related with PRB – income taxes paid +/- dividends paid/received +/- other cash movements.

FTTH	Fibre-to-the-home. Next generation network that brings fibre to the customer premises.

GSM	Global System for Mobile. Internationally standardised digital radio network that allows both voice and data transmission.

HDTV	High Definition Television. Transmission of the television signal with a higher resolution than the traditional formats.

IAS/IFRS	International Accounting Standards/International Financial Reporting Standards. The new international accountancy standards introduced as of 1 January 2005.

Income from operations	Income from operations = income before financials and taxes + workforce reduction costs + losses (gains) on disposal of fixed assets + net other costs.

IP	Internet Protocol. Standard that specifies the exact format of packets of data as they are transmitted through an Internet network.

IPTV	Internet Protocol Television. Digital television service available over a fixed telephony line, through a broadband connection.

ISDN	Integrated Services Digital Network. Digital telecommunications network that allows simultaneous voice and data transmission over an access line.

ISP	Internet Service Provider. Company that provides access to the Internet.

MMS	Multimedia Message Service. Technology allowing for data such as text, tunes, pictures, photos and brief video sequences to be transmitted via mobile phone.

MOU	Minutes of Usage. Monthly average of outgoing and incoming traffic in minutes per average number of users in the period. Segmented MoU does not include interconnection minutes.

Net Debt	Net debt = short-term debt + medium and long-term debt - cash and equivalents

Net debt to EBITDA	Net debt to EBITDA = Net debt / EBITDA

NGAN	Next generation access network.

Non-voice revenues as % of revenues	Percentage of retail service revenues related to data, video or other non-voice services.

Operating cash flow	Operating cash flow = EBITDA - capex +/- change in working capital +/- non-cash provisions.

Personal	Customer segment that includes all consumer customers that subscribe to wireless products and services on an individual basis. All figures are gross of intercompany eliminations.

PRB	Post Retirement Benefits Costs.

PSTN	Public Switched Telephone Network. Traditional telephone system that runs through copper lines.

Residential	Customer segment that includes all consumer customers that subscribe to wireline products and services at home on an individual basis. All figures are gross of intercompany eliminations.

Retail RGU per access	Retail accesses per PSTN/ISDN line.

SARC	Subscriber Acquisition and Retention Cost. SARC = (70% of marketing and publicity costs + commissions + subsidies) / (gross additions + upgrades).

SMS	Short Message Service. Short text messages service for mobile handsets, allowing customers to send and receive alphanumerical messages.

Tribal plans	Flat-fee prepaid tariff plans offering unlimited traffic for customers using the same tariff plan

Triple-play Offer	Integrated offer of voice, television and Internet services.

VoD	Video-on-demand. System that allows users to select and watch videos.

Wholesale, Other and Eliminations

Customer segment that includes all the wireline and wireless wholesale business for, the other businesses (e.g. directories) and all intercompany eliminations that are related to the Portuguese telecommunications businesses.

3G

3Generation. Third generation is a generic term, covering several technologies for mobile networks (UMTS, W-CDMA and EDGE), that integrate mobile multimedia services and allows a higher data transmission rates than GSM technology.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2011

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.